Form 20-F
period 2025-12-31
REGENTIS BIOMATERIALS LTD.
filed 2026-02-24
CIK 1912966

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission File No.: 001-42834

Regentis Biomaterials Ltd.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	60 Medinat Hayehudim 4676652, Israel Tel: +972 (9) 960-1917
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Dr. Ehud Geller

Chief Executive Officer

60 Medinat Hayehudim

4676652, Israel

ehud@regentis.co.il

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary shares, no par value	RGNT	NYSE American, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 5,179,378 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒
		Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐ No ☒

i

INTRODUCTION

We are a regenerative medicine company dedicated to developing innovative tissue repair solutions that seek to restore the health and enhance the quality of life of patients. Our current efforts are focused on orthopedic treatments using our Gelrin platform based on degradable hydrogel implants to regenerate damaged or diseased cartilage tissue. Gelrin is a unique hydrogel matrix of polyethylene glycol diacrylate (a polymer involved in tissue engineering) and denatured fibrinogen (a biologically inactivated protein that normally has a role in blood clotting). Our lead product candidate is GelrinC, a cell-free, off-the-shelf hydrogel that is cured into an implant in the knee for the treatment of painful injuries to articular knee cartilage. GelrinC was approved as a device, with a Conformité Européene, or CE, mark in Europe, in 2017 (number 3900600CE02); we plan to identify strategic partners in Europe to bring our product to market. While we currently do not have any strategic partners in place in Europe, we plan to engage strategic partners in Europe in the future.

With GelrinC, we aim to bring to market a product for the therapy of an unmet need for the large market of cartilage injuries in the knee. Because GelrinC serves as an impenetrable barrier that stops cells from migrating away from the wound’s edges, we believe our product is the only product that helps to regenerate cartilage inwards from the edges of the cell walls. Creating new contiguous tissue is not the natural, lowest energy, alternative for cartilage cells. If such cells were left alone, they would tend to migrate and either not create new cartilage tissue or create cartilage tissue that is fibrotic (containing an excessive deposition of extracellular matrix, leading gradually to the disturbance and finally to loss of the original tissue architecture and function). By GelrinC creating such impenetrable barrier and thereby preventing the migration of the cells, the cells are forced to take a different route of creating aggregate and contiguous tissue. Unlike GelrinC, cellular products used by competing companies require a plug of two layers of which the lower layer is a mineral scaffold, which is a foreign body material that has been engineered to be inserted into the bone tissue even though the bone is often healthy. Additionally, GelrinC does not have any biological activity. As a result, we believe our product offers a simple and economic procedure, which we believe will allow patients to recover quickly with potentially long-term outcomes.

Unless the context otherwise requires, references in this Annual Report to the “Company,” “Regentis,” “we,” “us,” “our” and other similar designations refer to Regentis Biomaterials Ltd. References to “ordinary shares”, “warrants” and “share capital” refer to our ordinary shares, warrants and share capital, respectively, of Regentis.

The terms “shekel,” “Israeli shekel” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “U.S. dollar” or “$” refer to United States dollars, the lawful currency of the United States of America. All references to “shares” in this Annual Report refer to ordinary shares of Regentis Biomaterials Ltd., no par value. We report financial information under generally accepted accounting principles in the United States of America or U.S. GAAP. Certain figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F for the year ended on December 31, 2025 are translated using the rate of NIS 3.19 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2025.

All share numbers in this Annual Report on Form 20-F have been adjusted to give effect to a forward share split of our outstanding ordinary shares, at a ratio of 2.5 for 1, effected on March 20, 2025.

Industry and Market Data

Market data and certain industry data and forecasts used throughout this Annual Report on Form 20-F were obtained from internal company surveys, market research, consultant surveys commissioned by the Company, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys commissioned by the Company and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, this information may prove to be inaccurate because of the method by which some of the data for the estimates is obtained or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, the market and industry data and forecasts included or incorporated by reference in this annual report, and estimates and beliefs based on that data, may not be reliable. We have relied on certain data from third-party sources, including internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. However, we have not ascertained the underlying economic assumptions relied upon therein. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based to the best of our knowledge on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this annual report, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this Annual Report.

Statements made in this Annual Report on Form 20-F concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

Trademarks and Trade Names

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this Annual Report are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, the Exchange Act, and the Private Securities Litigation Reform Act of 1995 as amended, and other federal securities laws with respect to our business, financial condition and results of operations. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified and the absence of these words does not mean that a statement is not a forward-looking statement.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the ability of our clinical trials to demonstrate safety and efficacy of our future product candidates, and other positive results;

●	the timing and focus of our future preclinical studies and clinical trials, and the reporting of data from those studies and trials;

●	the size of the market opportunity for our future product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

●	our ability to accurately identify demand for our Gelrin hydrogel platform or any future product candidates;

●	the success of competing therapies that are or may become available;

●	the beneficial characteristics, safety, efficacy and therapeutic effects of our future product candidates;

●	our ability to obtain Food and Drug Administration, or FDA, approval for our GelrinC product and obtain and maintain regulatory approval of our future product candidates;

●	our ability to obtain market acceptance of our Gelrin hydrogel platform and any future product candidates from the medical community and third-party payors;

●	our plans relating to the further development of our future product candidates, including additional disease states or indications we may pursue;

●	existing regulations and regulatory developments in the United States and other jurisdictions;

●	our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing and our ability to continue as a going conern;

●	our dependence on third parties;

●	our financial performance and our ability to repay our loans and debts;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks;

●	difficulties in our and our partners’ ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non-compete agreements with our physicians;

●	our ability to restructure our operations to comply with future changes in government regulation;

●	our ability to address any competing technological and market developments that impact our Gelrin hydrogel platform and any future product candidates or their prospective usage by medical professionals;

●	our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;

●	our ability to maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know-how;

●	the effects of geopolitical events, including instability or the escalation of armed conflicts in the Middle East, including between Israel and Hamas in the Gaza Strip and with other parties in the region; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this Annual Report on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report on Form 20-F are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this Annual Report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have not independently verified.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Reserved.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 20-F. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us. If any of these risks materialize, our business, results of operations or financial condition could suffer, and the price of our ordinary shares could decline substantially.

Summary Risk Factors

Investing in our securities involves substantial risk. The risks described under the heading “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

Risks Related to Our Business and Industry

●	We may not succeed in advancing the development of our product, achieve manufacturing stability and capacity, demonstrate sufficient clinical evidence or commercialize our product and generate significant revenues.

●	Clinical failure can occur at any stage of clinical development. Our clinical experience to date does not necessarily predict future results and may not have revealed certain potential limitations of the technology and potential complications from GelrinC and may require further clinical validation. Any product version we advance through clinical trials may not have favorable results in later clinical trials or may not receive a regulatory approval.

Risks Related to Our Financial Condition and Capital Requirements

●	We have a limited operating history and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future. We have not generated any revenue from product sales and may never be profitable.

●	We will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

●	Our financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Risks Related to Our Reliance on Third Parties

●	We will rely on third parties to conduct certain elements of our preclinical studies and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

●	Independent clinical investigators and clinical research organization, or CROs, that we will engage to conduct our clinical trials may not devote sufficient time or attention to our clinical trials or be able to repeat their past success.

Risks Related to Our Intellectual Property

●	If we are unable to obtain patent protection for our products, or if our patents and other intellectual property rights do not adequately protect our products, we may be unable to gain significant market share and may be unable to operate our business profitably.

●	Obtaining and maintaining patent protection depends on compliance with various procedures, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

●	Although we are not presently a party to lawsuits or administrative proceedings involving patents or other intellectual property, the possibility exists that we may be in the future. If we were to lose any future intellectual property lawsuits, a court could require us to pay significant damages and/or prevent us from selling our products.

Risks Related to Government Regulation

●	Our product candidates and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

●	We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our future products, and failure to timely obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

●	Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

●	Our products must be manufactured in accordance with federal, state and foreign regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.

Risks Related to Investment in Our Ordinary Shares

●	The market price of our ordinary shares may be volatile, which could result in substantial losses for investors.

●	The JOBS Act, allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ordinary shares.

●	As a “foreign private issuer” we are permitted to and follow certain home country corporate governance practices instead of otherwise applicable SEC and NYSE American requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Risks Related to Israeli Law and Our Operations in Israel

●	Political, economic and military instability in the State of Israel, including as a result of the “Iron Swords” war on Israel, where our headquarters, members of our management team and our research and development facilities are located, may adversely affect our results of operations.

●	Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Risks Related to Our Business and Industry

We may not succeed in advancing the development of our product, achieve manufacturing stability and capacity, demonstrate sufficient clinical evidence or commercialize our product and generate significant revenues.

We are a development-stage company and are subject to all of the risks inherent in the establishment of a new business enterprise. We have a limited operating history and only a preliminary and unproven business plan upon which investors may evaluate our prospects. We have not yet fully demonstrated the feasibility of our regenerative hydrogel technology for commercial applications. We may not receive, or may be delayed in receiving, the necessary approval or clearance for GelrinC or our future products.

Furthermore, even if our technology becomes commercially viable, our business models may not generate sufficient revenue necessary to support our business. If we are unable to address any issues mentioned above, or encounter other problems, expenses, difficulties, complications, and delays in connection with the starting and expansion of our business, our entire business may fail, in which case you may lose part of, or your entire investment.

We have a history of net losses and negative cash flow from operations since inception and we expect such losses and negative cash flows from operations to continue in the foreseeable future. We anticipate our losses will continue to increase from current levels because we expect to incur additional costs related to developing our business, including research and development costs, manufacturing costs, employee-related costs, costs of complying with government regulations, intellectual property development and prosecution costs, marketing and promotion costs, capital expenditures, general and administrative expenses, and costs associated with operating as a public company.

Our ability to generate revenue from our operations and, ultimately, achieve profitability will depend on, among others, whether we can complete the development and commercialization of our technology, our future products and our services, including our GelrinC product candidate and platform technology, whether we can manufacture GelrinC on a commercial scale in such amounts and at such costs as we anticipate, and whether we can achieve market acceptance of our products, services and business models. We may never generate any revenue or operate on a profitable basis. Even if we achieve profitability, we may not be able to sustain it.

Clinical failure can occur at any stage of clinical development. Our clinical experience to date does not necessarily predict future results and may not have revealed certain potential limitations of the technology and potential complications from GelrinC and may require further clinical validation. Any product version we advance through clinical trials may not have favorable results in later clinical trials or receive a regulatory approval.

Clinical failure can occur at any stage of clinical development. To date, we have performed a pilot study involving 56 patients who were treated with GelrinC, and followed up for up to four years in multiple sites in northern Europe and in Israel. To obtain marketing approval in the United States, we are currently carrying out an additional pivotal clinical study under an approved IDE, or the Pivotal Study, in the United States and Europe, and to date, 43 patients out of the 47 patients recruited so far have completed the two-year follow up in this trial. As we have limited clinical experience, our ability to identify potential problems and/or inefficiencies concerning current and future versions of GelrinC in advance of its use in general and expanded groups of patients may be limited, and we cannot assure you that actual clinical performances will be satisfactory to support proposed indications and regulatory approvals and clinical acceptance and adoption, or that its use will not result in unanticipated complications. However, if the results of such study are not satisfactory, our ongoing Pivotal Study could be delayed. Furthermore, there can be no assurance that the implementation of our plan will be successful. Furthermore, the results from laboratory, non-clinical and completed clinical studies, as well as results from our ongoing clinical trials may not be indicative of final clinical results obtained from our current GelrinC version or future versions of GelrinC on expanded screening populations. In addition, the results of our clinical trials are subject to human analyses and interpretation of the data accumulated, which could be affected by various errors due to, among others, lack of sufficient clinical experience with GelrinC, assumptions used in the statistical analysis of results, interpretation errors in the analysis of the clinical trials results, or due to uncertainty in the actual efficacy of GelrinC in its current clinical stage. Therefore, the safety and efficacy of GelrinC and the clinical results to date will require further independent professional validation and require further clinical study. If GelrinC does not function as expected over time, we may not be able to develop GelrinC at the rate or to the stage we desire, we could be subject to liability claims, our reputation may be harmed, GelrinC may not achieve regulatory clearances, and GelrinC may not be widely adopted by healthcare providers and patients.

We operate in a very competitive business environment, and if we are unable to compete successfully against our existing or potential competitors, our business, financial condition and results of operations may be adversely affected.

Our existing products and procedures are, and any new products or procedures we develop and commercialize will be, subject to intense competition. The industry in which we operate is competitive, subject to change and sensitive to the introduction of new products, procedures or other market activities of industry participants. Our ability to compete successfully will depend on our ability to continue to train surgeons on the GelrinC hydrogel implant procedure and gain their acceptance of the procedure, develop additional products and procedures to improve GelrinC implementation and expand our product offerings that reach the market in a timely manner, receive adequate coverage and reimbursement from third-party payors and provide products that are easier to use, safer, less invasive and more effective than the products and procedures of our competitors.

We compete with large, diversified medical device and pharmaceutical companies, including Vericel and others. We also compete with smaller companies similar to us. We also face potential competition from many different sources, including academic institutions, governmental agencies, and public and private research institutions.

At any time, these competitors and other potential market entrants may develop new products, procedures or treatment alternatives that could render our products obsolete or uncompetitive. In addition, one or more of such competitors may gain a market advantage by developing and patenting competitive products, procedures or treatment alternatives earlier than we can, obtaining regulatory clearances or approvals more rapidly than we can or selling competitive products at prices lower than ours. If medical research were to lead to the discovery of alternative therapies or technologies that improve or cure tissue regeneration as an alternative to surgery, the use of pharmaceuticals or breakthrough bio-technological innovations or therapies, our profitability could suffer through a reduction in sales or a loss in market share to a competitor. The discovery of methods of prevention or the development of other alternatives to tissue repair therapies could result in decreased demand for our product and, accordingly, could have a material adverse effect on our business, financial condition and results of operations. Many of our current and potential competitors have substantially greater sales and financial resources than we do. These competitors may also have more established distribution networks, a broader offering of products, entrenched relationships with surgeons and distributors or greater experience in launching, marketing, distributing and selling products or treatment alternatives.

We also compete with our competitors to engage the services of independent sales agents, both those presently working with us and those with whom we hope to work with as we expand. In addition, we compete with our competitors in acquiring technologies and technology licenses complementary to our products or procedures or advantageous to our business. If we are unable to compete successfully against our existing or potential competitors, our business, financial condition and results of operations may be adversely affected, and we may not be able to grow at our expected rate, if at all. See “Item 4—Information on the Company—Business Overview—Competition” below.

We expect to derive most of our revenues from the sales of our GelrinC. Our inability to successfully commercialize this product candidate or any subsequent decline in demand for this product candidate, could severely harm our ability to generate revenues.

We are currently dependent on the successful commercialization of GelrinC to generate revenues. As a result, factors adversely affecting our ability to successfully commercialize, or the pricing of or demand for, this product could have a material adverse effect on our financial condition and results of operations. If we are unable to successfully commercialize or create market demand for GelrinC, we will have limited ability to generate revenues.

Furthermore, we may be vulnerable to fluctuations in demand for GelrinC. Such fluctuations in demand may be due to many factors, many of which are beyond our control, including, among others:

●	market acceptance of a new product, including healthcare professionals’ and patients’ preferences;

●	market acceptance of the clinical safety and performance of GelrinC;

●	development of similarly cost-effective products by our competitors;

●	development delays of GelrinC;

●	adverse medical side effects suffered by patients using GelrinC, whether actually resulting from the use of GelrinC or not;

●	changes in regulatory policies toward tissue repair technologies;

●	changes in regulatory approval, clearance requirements and licensure for our product;

●	third-party claims of intellectual property infringement;

●	budget constraints and the availability of reimbursement or insurance coverage from third-party payors for GelrinC;

●	adverse responses from certain of our competitors to the offering of GelrinC; and

●	the shelf life of GelrinC.

If healthcare professionals do not recommend our product to their patients, GelrinC may not achieve market acceptance and we may not become profitable.

If healthcare professionals, including physicians, do not recommend or prescribe our product to their patients, GelrinC may not achieve market acceptance and we may not become profitable. In addition, physicians have historically been slow to change their medical diagnostic and treatment practices because of perceived liability risks arising from the use of new products. Delayed adoption of GelrinC by healthcare professionals could lead to a delayed adoption by patients, as well as government and private third-party payors. Healthcare professionals may not recommend GelrinC until certain conditions have been satisfied including, among others:

●	there is sufficient long-term clinical and health-economic evidence to convince them to alter their existing tissue repair methods and recommendations;

●	there are recommendations from prominent physicians, educators and/or associations indicating that GelrinC is safe and effective;

●	we obtain favorable data from clinical and health-economic studies for GelrinC;

●	reimbursement or insurance coverage from government and private third-party payors is available;

●	healthcare professionals obtain required approvals and licensures for the handling, storage, dispensing and disposal of GelrinC; and

●	healthcare professionals become familiar with the complexities of GelrinC.

We cannot predict when, if ever, healthcare professionals and patients may adopt the use of GelrinC. Even if favorable data is obtained from clinical and health-economic studies for the regulatory approval of GelrinC, there can be no assurance that prominent physicians would endorse it or that future clinical studies will continue to produce favorable data regarding GelrinC. In addition, prolonged market exposure may also be a pre-requisite to reimbursement or insurance coverage from government and private third-party payors. If GelrinC does not achieve an adequate level of acceptance by patients, healthcare professionals, and government and private third-party payors, we may not generate significant product revenues and we may not become profitable.

We are dependent upon contract manufacturing organizations and raw material suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business.

Some of the critical materials and components used in manufacturing GelrinC are sourced from single suppliers. Our suppliers may encounter problems during manufacturing for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs, and infringement of third-party intellectual property rights, any of which could delay or impede their ability to meet our requirements. An interruption in the supply of a key material could significantly delay our research and development process or increase our expenses for commercialization or development of product. An interruption in the supply of a key material could significantly delay our research and development process or increase our expenses for commercialization or development of products. Specialized materials must often be manufactured for the first time for use in drug delivery technologies, or materials may be used in the technologies in a manner that is different from their customary commercial uses. The quality of materials can be critical to the performance of a drug delivery technology, so a reliable source that provides a consistent supply of materials is important. Materials or components needed for our drug delivery technologies may be difficult to obtain on commercially reasonable terms, particularly when relatively small quantities are required or if the materials traditionally have not been used in pharmaceutical products.

Our reliance on these third-party suppliers also subjects us to other risks that could harm our business, including:

●	we are not currently a major customer of many of our suppliers, and these suppliers may therefore give other customers’ needs higher priority than ours;

●	we may not be able to obtain an adequate supply in a timely manner or on commercially reasonable terms;

●	our suppliers, especially new suppliers, may make errors in manufacturing that could negatively affect the efficacy or safety of our products or cause delays in shipment;

●	we may have difficulty locating and qualifying alternative suppliers;

●	switching components or suppliers may require product redesign and possibly submission to the FDA or other similar foreign regulatory agencies, which could impede or delay our commercial activities;

●	one or more of our suppliers may be unwilling or unable to supply components of our products;

●	the occurrence of a fire, natural disaster or other catastrophe impacting one or more of our suppliers may affect their ability to deliver products to us in a timely manner; and

●	our suppliers may encounter financial or other business hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

We may not be able to quickly establish additional or alternative suppliers, if necessary, in part because we may need to undertake additional activities to establish such suppliers as required by the regulatory approval process. Any interruption or delay in obtaining products from our third-party suppliers, or our inability to obtain products from qualified alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to switch to competing products. Given our reliance on certain suppliers, we may be susceptible to supply shortages whilst looking for alternate suppliers.

We may not be able to replace our current manufacturing capabilities in a timely manner.

If our manufacturing facility suffers any type of prolonged interruption, whether caused by regulator action, equipment failure, critical facility services (such as water purification, clean steam generation or building management and monitoring system), fire, natural disaster, or any other event that causes the cessation of manufacturing activities, including the inability for the facility to operate effectively due to financial difficulties, we may be exposed to long-term loss of sales and profits. There are limited facilities which are capable of contract manufacturing some of our products and product candidates. Replacement of our current manufacturing capabilities may have a material adverse effect on our business and financial condition as such a replacement would be expected delay our plans materially.

Our business plan is dependent upon third-party service providers. If such third-party service providers fail to maintain a high quality of service, the utility of our products could be impaired, which could adversely affect the penetration of our products, our business, operating results and reputation in the future.

The success of certain services and products that we may provide in the future are dependent upon third-party service providers. Such service providers include manufacturers of custom materials for our GelrinC. As we expand our commercial activities, an increased burden will be placed upon the quality of such third-party providers. If third-party providers fail to maintain a high quality of service, training and support, our products, business, reputation and operating results could be adversely affected. In addition, poor quality of service by third-party service providers could result in liability claims and litigation against us for damages or injuries.

Our business plan relies on certain assumptions about the market for our product, however, the size and expected growth of our addressable market has not been established with precision and may be smaller than we estimate, and even if the addressable market is as large as we have estimated, we may not be able to capture additional market share.

Our estimates of the addressable market for our current products and future products are based on a number of internal and third-party estimates and assumptions. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and our estimates may not be correct. However, the projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize, or if non-surgical treatments or other surgical techniques gain more widespread acceptance as a viable alternative to using GelrinC. In addition, even if the number of tissue regeneration sufferers who elect to undergo tissue repair surgery, and the Gelrin hydrogel implant procedure in particular, increases as we expect, technological or medical advances could provide alternatives to address tissue regeneration and reduce demand for tissue regeneration implant surgery. As a result, our estimates of the addressable market for our current or future products and procedures may prove to be incorrect. Moreover, our product indication of use may limit the markets we are able to sell to when we receive FDA approval for our current products. Further, one component of our growth strategy is our direct to patient education program, which we expect will help us educate additional tissue regeneration patients about our products and procedures; however, these patient engagements may not be as successful at educating potential surgical candidates as we expect. Thus, even if the total addressable market for our current and future products and procedures is as large as we have estimated, we may not be able to penetrate the existing market to capture additional market share for the reasons discussed in this “Risk Factors.” If the actual number of tissue regeneration sufferers who would benefit from our products, the price at which we can sell future products or the addressable market for our products is smaller than we estimate, if our product indication of use limits the markets we can sell to, or if the total addressable market is as large as we have estimated but we are unable to capture additional market share, it could have a material adverse effect on our business, financial condition and results of operations.

We depend on third parties to manage our clinical studies and trials, perform related data collection and analysis, and to enroll patients for our clinical trials, and, as a result, we may face costs and delays that are beyond our control.

We rely on third parties, such as CROs, clinical investigators and clinical sites, to manage our clinical trials and perform data collection and analysis, and to enroll patients for our clinical trials. Although we have and expect to continue to have contractual arrangements with these third parties, we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on such third parties does not relieve us of our regulatory responsibilities. If such third parties fail to comply with applicable regulatory requirements, the clinical data generated in our clinical trials may be deemed unreliable and regulatory authorities may require us to perform additional clinical trials before approving our marketing applications, which would delay the regulatory approval process. Furthermore, we may not be able to control the amount and timing of resources that these parties devote to our studies and trials or the quality of these resources. If these third parties fail to properly manage our studies and trials or enroll patients for our clinical trials, we may be unable to complete them at all or in a satisfactory or timely manner, which could delay or prevent us from obtaining regulatory approvals for, or achieving market acceptance of, our product.

In addition, termination of relationships with third parties may result in delays, inability to enter into arrangements with alternative third parties or do so on commercially reasonable terms. Switching or adding additional clinical sites involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new clinical site commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines.

We may not be able to generate sufficient cash to service all of our indebtedness and on-going obligations and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors, some of which are beyond our control. We cannot be sure that our business will generate sufficient cash flows from operating activities, or that future borrowings will be available, to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would have a material adverse effect on our financial condition and results of operations. If we cannot make scheduled payments on our debt, we will be in default, and the lenders under our credit facilities could terminate their commitments to loan money, the lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. Any of these events could result in you losing all or a portion of your investment in our ordinary shares. Upon the completion of our initial public offering, or IPO, in December 2025, we were able to repay most of our outstanding indebtedness and anticipate clearing the remainder of our debt obligations in the coming months.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Scrutiny of sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies have recently faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Our failure to comply with any applicable ESG rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

Our business and operations may be materially adversely affected in the event of computer system failures or security breaches.

Despite the implementation of security measures, our internal computer systems, and those of our contract research organizations, or CROs, and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war, and telecommunication and electrical failures. If such an event were to occur and interrupt our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of our drug candidates could be delayed. We may also be vulnerable to cyber-attacks by hackers or other malfeasance. This type of breach of our cybersecurity may compromise our confidential information and/or our financial information and adversely affect our business or result in legal proceedings. Further, these cybersecurity breaches may inflict reputational harm upon us that may result in decreased market value and erode public trust.

We are highly dependent on key members of our executive management team. Our inability to retain these individuals could impede our business plan and growth strategies, which could have a negative impact on our business and the value of your investment.

Our ability to implement our business plan depends on the continued services of key members of our senior management. In particular, and to a critical extent, we are dependent on the continued efforts and services of the members of management named in “Item 6 – Directors, Senior Management and Employees”. If we lose the services of such key members of our management team, we would likely be forced to expend significant time and money in the pursuit of replacement individuals, which may result in a delay in the implementation of our business plan and plan of operations. We may not be able to find satisfactory replacements on terms that would not be unduly expensive or burdensome to us. We do not currently carry a key-man life insurance policy that would assist us in recouping our costs in the event of the death or disability of our management team. The loss of members of our management team, or our inability to attract or retain other qualified individuals, could have a material adverse effect on our business, results of operations and financial condition.

Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel and inflation may negatively affect our results of operations, and we may not be able to hedge our currency exchange risks successfully.

The U.S. dollar is our functional and reporting currency. However, a portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS instead devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), we may be exposed to material adverse effects from such movements. Our exchange rate exposure may change over time as our business evolves and could result in increased costs or reduced revenue and could affect our actual cash flow. Changes in the relative values of currencies occur regularly and, in some instances, may have a significant impact on our operating results. The rate of inflation in Israel or in currency exchange rates may materially change and we might not be able to effectively mitigate these risks.

The outcome of any future claims and litigation could have a material adverse impact on our business, financial condition and results of operations.

We may, from time to time, be party to litigation in the normal course of business, including class action lawsuits. Due to the inherent uncertainties of litigation, the final outcome of these lawsuits may differ substantially from our expectations and we may not be able to determine the amount of any potential losses we may incur. In the event we are required or determine to pay amounts in connection with any such lawsuits, such amounts could be significant and could have a material adverse impact on our liquidity, business, financial condition and results of operations.

Certain of our directors, director nominees and/or officers may have interests that compete with ours and our shareholders.

Certain of our directors currently own, operate and manage other entities, which may have similar or different objectives than ours. Such activities could detract from the time these people have to allocate to our affairs. The terms of such agreements may not be as favorable to us as those that could be obtained from a third party. Moreover, certain of our directors and officers are affiliated with our current shareholders, and may have different interests than other shareholders. For additional information regarding related party transactions and potential conflicts of interest, see “Item 7—Major Shareholders and Related Party Transactions.” Under the Israeli Companies Law, 5759-1999, or the Companies Law, office holders must promptly disclose to us any direct or indirect personal interest that he or she may have and all related material information or documents known to him or her relating to any existing or proposed transaction by us. See “Item 6—Directors, Senior Management and Employees—Board Practices—Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation Under Israeli Law—Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.” In addition, we have adopted a code of ethics and conduct that requires our employees, officers and directors to disclose any situation that reasonably would be expected to give rise to a conflict of interest.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Our Financial Condition and Capital Requirements

We have a limited operating history and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future.

We are a development-stage medical device company with a limited operating history. To date, we have focused almost exclusively on developing our lead product candidate, GelrinC, and our Gelrin hydrogel technology platform. We have funded our operations to date primarily through the issuance of our equity securities and convertible loans.

We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the medical device industry. To date, we have not generated any revenue from the sale of our product candidate (see “Item 5– Operating and Financial Review and Prospects” for additional information). We have incurred losses in each year since our inception (except in 2024 as a result of a one-time research and development grant and changes in fair value of convertible notes and warrant liability, which resulted in a one-time income), including net loss of $13.6 million, a net income of $4.8 million and a net loss of $4.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, we had an accumulated deficit of approximately $55.8 million. Substantially all of our operating losses resulted from costs incurred in connection with the development of our Gelrin hydrogel platform and from general and administrative costs associated with our operations.

If we obtain the FDA’s marketing approval for our GelrinC proprietary hydrogel platform we will likely incur significant sales, marketing, and outsourced manufacturing expenses, as well as continued research and development expenses. Furthermore, we expect to incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing a medical device, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We expect to continue to incur significant losses until we receive the necessary regulatory approvals to commercialize out lead product candidate, GelrinC, in the United States, which we may not be successful in achieving. We anticipate that our expenses will increase substantially if and as we:

●	continue the research and development of our Gelrin hydrogel platform, products and product candidates, including through clinical trials;

●	seek additional regulatory and marketing approvals;

●	establish a sales, marketing, and distribution infrastructure to commercialize our products and product candidates;

●	rely on our third-party suppliers and manufacturers to obtain adequate supply of materials and components for our products

●	seek to identify, assess, acquire, license, and/or develop other product candidates and subsequent generations of our current product candidate;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel;

●	create additional infrastructure to support our operations as a public company and our product candidate development and planned future commercialization efforts; and

●	experience any delays or encounter issues with respect to any of the above, including, but not limited to, failed studies, complex results, safety issues or other regulatory challenges that require longer follow-up of existing studies or additional supportive studies in order to pursue marketing approval.

The amount of any future operating losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or grants. Even if we obtain additional regulatory approvals to market our Gelrin products and product candidates or any future product candidates, our future revenue will depend upon the size of any markets in which our products and product candidates receive approval and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors for our products and product candidates. Further, the operating losses that we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Other unanticipated costs may also arise.

We have not generated any revenue from product sales and may never be profitable.

While our GelrinC has been approved as a device with a CE mark in Europe since August 2017, we have not yet begun to commercialize our products and have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability may depend on our ability to find a marketing partner for Europe after we scale-up our manufacturing and prepare our GelrinC product for launch. In parallel, we need to receive the necessary regulatory approvals to commercialize our GelrinC in the United States. We do not know when, or if at all, we will generate any such revenue. Our ability to generate future revenue from product sales will depend heavily on our success in many areas, including but not limited to:

●	complete research and development of our Gelrin hydrogel platform and any future product candidates in a timely and successful manner;

●	complete our pivotal clinical study in the United States. and Europe successfully;

●	obtain FDA approval for our GelrinC product

●	obtain regulatory and marketing approval for any product candidates;

●	maintain and enhance a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for our GelrinC product and our hydrogel platform and any future product candidates that is compliant with current good manufacturing practices, or cGMPs;

●	establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide, in both amount and quality, adequate products to support development and the market demand for our Gelrin hydrogel platform and any future product candidates, if and when approved;

●	identifying, assessing, acquiring and/or developing new product candidates;

●	launch and commercialize any product candidates for which we obtain regulatory and marketing approval, either directly by establishing a sales force, marketing and distribution infrastructure, and/or with collaborators or distributors in the United States, Europe and other potential markets that we will target;

●	accurately identifying demand for our Gelrin hydrogel platform or any future product candidates;

●	expose and educate physicians and other medical professionals to the use of our products;

●	obtain market acceptance of our Gelrin hydrogel platform and any future product candidates from the medical community and third-party payors;

●	ensure our product candidates are approved for reimbursement from governmental agencies, health care providers and insurers in jurisdictions where they have been approved for marketing;

●	address any competing technological and market developments that impact our Gelrin hydrogel platform and any future product candidates or their prospective usage by medical professionals;

●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;

●	maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know-how;

●	avoid and defend against third-party interference or infringement claims; and

●	attract, hire and retain qualified personnel.

We anticipate incurring significant incremental costs associated with commercializing such product candidates. Our expenses could increase beyond expectations if we are required by the FDA, or other regulatory agencies, domestic or foreign, to change our manufacturing processes or assays or to perform studies in addition to those that we currently anticipate. Even if we are successful in obtaining additional regulatory approvals to market our GelrinC or any future product candidates, our revenue earned from such product candidates will be dependent in part upon the size of the markets in the territories for which we gain regulatory approval for such products, the accepted price for such products, our ability to obtain reimbursement for such products at any price, whether we own the commercial rights for that territory in which such products have been approved and the expenses associated with manufacturing and marketing such products for such markets. Therefore, we may not generate significant revenue from the sale of such products. Further, if we are not able to generate significant revenue from the sale of our approved products, we may be forced to curtail or cease our operations. Due to the numerous risks and uncertainties involved in product development, it is difficult to predict the timing or amount of increased expenses, or when, or if, we will be able to achieve or maintain profitability.

We will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

As of December 31, 2025, our cash and cash equivalents were approximately $7.4 million, and as of December 31, 2025, we had an accumulated deficit of approximately $55.8 million, respectively. In December 2025, we raised gross proceeds of $10 million in our initial public offering. Based on our current plans, we believe that our existing cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through February 2027. We expect that we will require substantial additional capital to commercialize our Gelrin hydrogel platform and any future product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

●	the progress, results and costs of our ongoing and planned studies and pivotal clinical trials;

●	the cost, timing and outcomes of regulatory review of our Gelrin hydrogel platform and any future product candidates;

●	the costs of manufacturing product candidates, including costs related to engaging third-party manufacturers therefor;

●	the scope, progress, results and costs of product development, testing, manufacturing, preclinical development and, if applicable, clinical trials for any other product candidates that we may develop or otherwise obtain in the future;

●	the cost of our future activities, including establishing sales, marketing and distribution capabilities for any product or product candidates in any particular geography where we receive marketing approval for such product candidates;

●	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the level of revenue, if any, received from commercial sales of any product candidates for which we receive marketing approval.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our Gelrin hydrogel platform and any future product candidates and any future product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the development or commercialization, if any, of our Gelrin hydrogel platform and any future product candidates, or any other product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Our financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Our audited financial statements as of December 31, 2025 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

Risks Related to Our Reliance on Third Parties

We will rely on third parties to conduct certain elements of our preclinical studies and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We rely upon third-party vendors, including CROs, to monitor and manage data for our ongoing preclinical studies and clinical trials. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. We rely on these CROs for execution of our preclinical studies and clinical trials, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the vendors and CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with good clinical practice, or GCP, cGMP, the Helsinki Declaration, the International Conference on Harmonization Guideline for Good Clinical Practice, applicable European Commission Directives on Clinical Trials, laws and regulations applicable to clinical trials conducted in other territories, and good laboratory practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, including GCP and cGMP regulations, the clinical data generated in our clinical studies may be deemed unreliable and the FDA, European Medicines Agency, or EMA, or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If any of our relationships with these third-party CROs or vendors terminate, we may not be able to enter into arrangements with alternative CROs or vendors or do so on commercially reasonable terms. In addition, our CROs are not our employees, and, except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. CROs may also generate higher costs than anticipated, which could adversely affect our results of operations and the commercial prospects for our product candidates, increase our costs and delay our ability to generate revenue.

Replacing or finding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, we may encounter similar challenges or delays in the future, which could have a material adverse impact on our business, financial condition and prospects.

Independent clinical investigators and CROs that we will engage to conduct our clinical trials may not devote sufficient time or attention to our clinical trials or be able to repeat their past success.

We will depend on third parties, including independent clinical investigators and CROs, to conduct our clinical trials. CROs may also assist us in the collection and analysis of data. There is a limited number of third-party service providers and vendors that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs.

These investigators and CROs will not be our employees and we will not be able to control, other than through contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop.

Investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or other regulatory authorities. The FDA or other regulatory authorities may conclude that a financial relationship between us and an investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA or other regulatory authorities may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval or rejection of our marketing applications by the FDA or other regulatory authorities, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. Further, the FDA and other regulatory authorities require that we comply with standards, commonly referred to as GCP, for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. Failure of clinical investigators or CROs to meet their obligations to us or comply with GCP procedures could adversely affect the clinical data, the outcome of the clinical studies or the development of our product candidates and harm our business.

We rely on third parties to manufacture the raw materials that we use to create our product candidates. Our business could be harmed if existing and prospective third parties fail to provide us with sufficient quantities of these materials and products or fail to do so at acceptable quality levels or prices.

We rely on third party suppliers for certain raw materials necessary to manufacture components of our product candidates for our preclinical studies and clinical trials. Some of the critical materials and components used in manufacturing GelrinC are “off the shelf” components and others are custom-made components for us. We do not have any control over the availability of raw materials. If we or our manufacturers are unable to purchase these raw materials on acceptable terms, at sufficient quality levels, or in adequate quantities, if at all, the development and commercialization of our product candidates or any future product candidates, would be delayed or there would be a shortage in supply, which would impair our ability to meet our development objectives for our product candidates or generate revenues from the sale of any approved products.

We intend to rely on third party suppliers for these raw materials, which will continue to expose us to manufacturing risks including:

●	reduced control for certain aspects of manufacturing activities;

●	termination or nonrenewal of manufacturing and service agreements with third parties in a manner or at a time that is costly or damaging to us; and

●	disruptions to the operations of our third-party manufacturers and service providers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or service provider.

We require materials from suppliers that are cGMP compliant. All of our raw material suppliers are cGMP-compliant at the present. If these suppliers do not successfully carry out their contractual duties or manufacture our raw materials in accordance with regulatory requirements, we will not be able to submit our NDA as planned or complete, or may be delayed in completing, the clinical trials required for approval of our Gelrin platform product candidates. In such instances, we may need to locate an appropriate replacement third-party relationship, which may not be readily available or on acceptable terms, which would cause additional delay or increased expense prior to the approval of our Gelrin platform product candidates and would thereby have a material adverse effect on our business, financial condition, results of operations and prospects.

Our reliance on third parties requires us to share our trade secrets and intellectual property, which increases the possibility that a competitor will discover them or that our trade secrets and intellectual property will be misappropriated or disclosed.

Because we rely on third parties to provide us with the materials and services that we use to develop and, if appropriate in the future, manufacture our product candidates or approved products, we may, at times, share trade secrets and intellectual property with such third parties. We seek to protect our technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements, or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets and intellectual property. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business. In addition, certain of our officers are also engaged by third parties, including our Chief Financial Officer, which provides his services to us through a third-party service firm. See “Item 6—Directors, Senior Management and Employees—Compensation—Engagement Agreements with Executive Officers” for additional information.

Despite our efforts to protect our trade secrets and knowhow, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets by third parties. A competitor’s discovery of our trade secrets and knowhow would impair our competitive position and have an adverse impact on our business, financial condition, results of operations and prospects.

Risks Related to Our Intellectual Property

If we are unable to obtain significant patent protection for our products, or if our patents and other intellectual property rights do not adequately protect our products, we may be unable to gain significant market share and be unable to operate our business profitably.

We will rely on patents, trade secrets, copyrights, know-how, trademarks, license agreements and contractual provisions to establish our intellectual property rights and protect our products. These legal means, however, afford only limited protection and may not completely protect our rights.

As of December 31, 2025, our exclusively owned patent portfolio includes twenty-seven (27) issued patents, of which six (6) are U.S. patents and twenty-one (21)) are foreign patents, with thirteen (13) of the twenty-one (21) foreign patents being nationally validated in certain European extension/validation states. We cannot assure you that our intellectual property position will not be challenged or that all patents for which we have applied will be granted. The validity and breadth of claims in patents involves complex legal and factual questions and, therefore, may be highly uncertain. Uncertainties and risks that we face include the following:

●	our pending or future patent applications may not result in the issuance of patents;

●	the scope of any existing or future patent protection may not exclude competitors or provide competitive advantages to us;

●	our patents may not be held valid or enforceable if subsequently challenged;

●	other parties may claim that our products and designs infringe the proprietary rights of others—even if we are successful in defending our patents and proprietary rights, the cost of such litigation may adversely affect our business; and

●	other parties may develop similar products, duplicate our products, or design around our patents.

The patent prosecution process is expensive and time-consuming, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner, or in all jurisdictions. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions, and under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope. It is also possible that we will fail to identify patentable aspects of our developments before it is too late to obtain patent protection.

In addition, the laws of foreign jurisdictions may not protect our rights to the same extent as the laws of the United States. For example, most countries outside of the United States do not allow patents for methods of treating the human body. This may preclude us from obtaining method patents outside of the United States having similar scope to those we have obtained or may obtain in the future in the United States. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or patent offices in foreign jurisdictions, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology and compete directly with us, without payment to us.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical products and techniques, or limit the duration of the patent protection of our technology.

While we are aware of several third-party patents of interest, we do not believe that any of our products infringe any valid claims of patents or other proprietary rights held by others. However, there can be no assurances that we do not infringe any patents or other proprietary rights held by third parties. If our products were found to infringe any proprietary right of another party, we could be required to pay significant damages or license fees to such party and/or cease production, marketing and distribution of those products. Litigation may also be necessary to defend infringement claims of third parties or to enforce patent rights we hold or to protect trade secrets or techniques we own.

We also rely on trade secrets and other unpatented proprietary technology. There can be no assurances that we can meaningfully protect our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our proprietary technology. We seek to protect our trade secrets and proprietary know-how, in part, with confidentiality agreements with employees and consultants that include customary intellectual property assignment obligations. There can be no assurances, however, that the agreements will not be breached, adequate remedies for any breach would be available or competitors will not discover our trade secrets or independently develop comparable intellectual property.

Obtaining and maintaining patent protection depends on compliance with various procedures, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO, and various foreign governmental patent agencies require compliance with a number of procedures, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees, renewal fees, annuity fees and various other government fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent and/or applications and any patent rights we may obtain in the future. While an unintentional lapse of a patent or patent application can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products, we may not be able to stop a competitor from marketing products that are the same as or similar to our products, which would have a material adverse effect on our business.

Although we are not presently a party to lawsuits or administrative proceedings involving patents or other intellectual property, the possibility exists that we may be in the future. If we were to lose any future intellectual property lawsuits, a court could require us to pay significant damages and/or prevent us from selling our products.

Although we are not presently a party to lawsuits or administrative proceedings involving patents or other intellectual property, including interference proceedings, post grant review and inter partes review before the USPTO or the equivalent foreign patent authority, the possibility exists that we may be in the future. A legal proceeding, regardless of the outcome, could drain our financial resources and divert the time and effort of our management. Protracted litigation to defend or prosecute our intellectual property rights could result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue selling, developing and marketing our products and techniques. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our ordinary shares to decline.

Because competition in our industry is intense, competitors may infringe or otherwise violate our issued patents, patents of our licensors or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming, and could distract our technical and management personnel from their normal responsibilities. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims or file administrative actions against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding or administrative action could put one or more of our patents at risk of being invalidated or interpreted narrowly. Our competitors may assert invalidity on various grounds, including lack of novelty, obviousness or that we were not the first applicant to file a patent application related to our product. We may elect to enter into license agreements in order to settle patent infringement claims or to resolve disputes before litigation, and any such license agreements may require us to pay royalties and other fees that could be significant. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure.

Our competitors, many of which have made substantial investments in patent portfolios, trade secrets, trademarks and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that may prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our products or to use our technologies or product names. Moreover, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” purchase patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others. The defense of these matters can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses or make substantial payments.

If we fail to execute invention assignment agreements with our employees and contractors involved in the development of intellectual property or are unable to protect the confidentiality of our trade secrets, the value of our products and our business and competitive position could be harmed.

In addition to patent protection, we also rely on protection of copyright, trade secrets, know-how and confidential and proprietary information. We generally enter into confidentiality and invention assignment agreements with our employees, consultants and third parties upon their commencement of a relationship with us. However, we may not enter into such agreements with all employees, consultants and third parties who have been involved in the development of our intellectual property. In addition, these agreements may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information, and adequate remedies may not exist if unauthorized use or disclosure were to occur. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our business, financial condition and results of operations. In particular, a failure to protect our proprietary rights may allow competitors to copy our products and procedures, which could adversely affect our pricing and market share. Further, other parties may independently develop substantially equivalent know-how and technology.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. While we have agreements with our employees, consultants and third parties that obligate them to assign their inventions to us, these agreements may not be self-executing, not all employees or consultants may enter into such agreements, or employees or consultants may breach or violate the terms of these agreements, and we may not have adequate remedies for any such breach or violation. If any of our intellectual property or confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. There can be no assurance that our trademark applications will be approved. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, there can be no assurance that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks. We also license third parties to use our trademarks. In an effort to preserve our trademark rights, we enter into license agreements with these third parties, which govern the use of our trademarks and require our licensees to abide by quality control standards with respect to the goods and services that they provide under our trademarks. Although we make efforts to monitor the use of our trademarks by our licensees, there can be no assurance that these efforts will be sufficient to ensure that our licensees abide by the terms of their licenses. In the event that our licensees fail to do so, our trademark rights could be diluted. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Patent terms may not be sufficient to effectively protect our products and business for an adequate period of time.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective non-provisional filing date. Although various extensions may be available, the term of a patent, and the protection it affords, is limited. Even if patents covering our technologies and their uses are obtained, once the patent has expired, we may be open to competition. In addition, although upon issuance in the United States a patent’s term can be extended based on certain delays caused by the USPTO, this extension can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. Given the amount of time required for the development, testing and regulatory review of new products, patents protecting such products might expire before or shortly after such products are commercialized. If we do not have sufficient patent terms to protect our products, technologies and their uses, our business would be seriously harmed.

Our patent portfolio (See “Item 4—Information about the Company—Business Overview—Intellectual Property—GelrinC”) has expiration dates between 2029 and 2036. While we have attempted to develop a patent portfolio that includes pending patent applications covering subsequent improvements in our products and processes, we cannot be sure if these patent applications will result in any issued patents. Accordingly, we are not currently able to assess to what extent the expiration of the basic patents will expose us to competition. If we are not able to implement subsequent sufficient patents to protect our products, technologies and their uses, we may not be able to stop a competitor from marketing products that are the same as or similar to our product candidates, which would have a material adverse effect on our business.

Changes in U.S. patent laws may limit our ability to obtain, defend and/or enforce our patents.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith America Invents Act, or the Leahy-Smith Act, includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also affect patent litigation. The USPTO has developed regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, which became effective on March 16, 2013. The first to file provisions limit the rights of an inventor to patent an invention if not the first to file an application for patenting that invention, even if such invention was the first invention. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business.

However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the enforcement and defense of our issued patents. For example, the Leahy-Smith Act provides that an administrative tribunal known as the Patent Trial and Appeals Board, or the PTAB, provides a venue for challenging the validity of patents at a cost that is much lower than district court litigation and on timelines that are much faster. Although it is not clear what, if any, long-term impact the PTAB proceedings will have on the operation of our business, the initial results of patent challenge proceedings before the PTAB since its inception in 2013 have resulted in the invalidation of many U.S. patent claims. The availability of the PTAB as a lower-cost, faster and potentially more potent tribunal for challenging patents could increase the likelihood that our own patents will be challenged, thereby increasing the uncertainties and costs of maintaining and enforcing them.

We may be unable to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop infringement of our foreign patents, if obtained, or the misappropriation of our other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of our intellectual property.

We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors and third parties may claim an ownership interest in intellectual property we regard as our own.

Many of our employees and consultants were previously employed at or engaged by other medical device companies, including our competitors or potential competitors. Some of these employees, consultants and contractors may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers, competitors or other third parties. Additionally, we may be subject to claims from third parties challenging our ownership interest in or inventorship of intellectual property we regard as our own, for example, based on claims that our agreements with employees or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages or a settlement payment, a court could prohibit us from using technologies, features or other intellectual property that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies, features or other intellectual property that are important or essential to our products could have a material adverse effect on our business and competitive position, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could materially and adversely affect our business, financial condition, operating results, cash flows and prospects.

Risks Related to Government Regulation

Our product candidates and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

GelrinC and possibly other future products we develop will be regulated by the FDA and the EU Notified Bodies as medical devices. Our product candidate is subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts, the U.S. Department of Justice, or the DOJ, and the U.S. Department of Health and Human Services, or the HHS. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance and approval; conformity assessment procedures; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to occur, could lead to death or serious injury; post-market approval studies; and product import and export.

The regulations, to which our product candidate is subject to are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales for any approved product. Failure to comply with applicable regulations could jeopardize our ability to sell our future products, if cleared or approved, and result in enforcement actions such as: warning or untitled letters; fines; injunctions; consent decrees; civil penalties; customer notifications; termination of distribution; recalls or seizures of products; administrative detention of medical devices believed to be adulterated or misbranded; delays in the introduction of products into the market; operating restrictions; total or partial suspension of production; refusal to grant future clearances or approvals for new products, new intended uses or modifications to our products; withdrawals or suspensions of current approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal prosecution or penalties.

The occurrence of any of these events would have a material adverse effect on our business, financial condition and results of operations and could result in shareholders losing their entire investment.

We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our future products, and failure to timely obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

Before we begin to label and market a new medical device for use in the United States, we may be required to provide a premarket notification under section 510(k) of the Food, Drug, and Cosmetic Act, or FDCA, or a pre-market approval, or PMA, from the FDA, unless an exemption applies or FDA exercise its enforcement discretion. The process of obtaining a PMA is much more rigorous, costly, lengthy, and uncertain than the pathway under section 510(k) of the FDCA. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial data, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

Modifications to products that are approved through a PMA application generally require FDA approval. The process of obtaining a PMA can be uncertain and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business.

Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the device or other restrictions or requirements, which may limit the market for the device.

The FDA can delay, limit or deny clearance or approval of a medical device for many reasons, including:

●	our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our product candidates are safe or effective for their intended uses;

●	the disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of our clinical trials or the interpretation of data from pre-clinical studies or clinical trials;

●	serious and unexpected adverse effects experienced by participants in our clinical trials;

●	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

●	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

●	an advisory committee, if convened by the FDA, may recommend against approval of our PMA or other applications or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions, or even if an advisory committee, if convened, makes a favorable recommendation, the FDA may still not approve the product; and

●	the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

To conduct clinical investigations in the United States involving human subjects for the purpose of demonstrating the safety and effectiveness of a medical device, a sponsor of the investigation must, among other things, apply for and receive approval of the proposed investigation from an Institutional Review Board or IRB. In addition, if the clinical study involves a “significant risk”, as defined by the FDA, to human health, the sponsor must also submit and obtain FDA approval for an investigational device exemption, or IDE, application. Certain of our products may be considered a significant risk device requiring IDE approval prior to investigational use. We may not be able to obtain FDA or IRB approval to undertake clinical trials in the United States for any new devices we intend to market in the United States in the future. If we obtain such approvals, we may not be able to conduct studies which comply with the IDE and other regulations governing clinical investigations or the data from any such trials may not support clearance or approval of the investigational device. Failure to obtain such approvals or to comply with such regulations could have a material adverse effect on our business, financial condition, and results of operations. Certainty that clinical trials will meet desired endpoints, product meaningful or useful data and be free of unexpected adverse effects, or that the FDA will accept the validity of foreign clinical study data cannot be assured, and such uncertainty could preclude or delay market approval or authorizations resulting in significant financial costs and reduced revenue.

In order to sell our products in member countries of the European Economic Area, or EEA, our products must comply with the requirements of Regulation (EU) 2017/745 on medical devices (Medical Device Regulation – MDR). Compliance with these requirements is a prerequisite to be able to affix the CE mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I), where the manufacturer can generally issue a EU Declaration of Conformity based on a self-assessment of the conformity of its products with the requirements of the MDR, a conformity assessment procedure requires the involvement of an organization designated by a member state of the EEA to carry out conformity assessments, called a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical documentation and the quality management system for the life cycle of our devices. The Notified Body may require the application to be completed by having further tests carried out or requesting further evidence to be provided to allow assessment of conformity with the relevant requirements of the MDR. The Notified Body issues certificates of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the requirements of the MDR. These certificates entitle the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EU Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance requirements of the MDR must be based, among other things, on the evaluation of clinical data providing sufficient clinical evidence. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence, taking into account the generally acknowledged state of the art.

The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. Furthermore, harmonized standards relating to design and manufacture of certain medical devices exist. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the general safety and performance requirements as a practical matter, as it creates a rebuttable presumption that the device satisfies the general safety and performance requirements.

If we fail to remain in compliance with applicable European laws, we would be unable to continue to affix the CE mark to our products, which would prevent us from selling them within the EEA.

In addition to post-market surveillance and post-market clinical follow-up, information in the EU medical device database (EUDAMED) must be updated beyond the date on which the medical device is placed on the market.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

If we receive regulatory clearance or approval of the GelrinC or other future products, we will remain subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. For example, we will be required to submit periodic reports to the FDA as a condition of PMA approval. These reports include information about failures and certain adverse events associated with the device after its clearance. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

The FDA and the Federal Trade Commission, or FTC, also regulate the advertising and promotion of medical devices to ensure that the claims made are consistent with the applicable marketing authorizations, that there is adequate and reasonable data to substantiate the claims, and that the promotional labeling and advertising is neither false nor misleading in any respect. If the FDA or FTC determines that any of our advertising or promotional claims are false, misleading, not substantiated or not permissible, we may be subject to enforcement actions, including Warning Letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory clearance to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA and state foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include any of the following sanctions:

●	untitled letters or warning letters;

●	fines, injunctions, consent decrees and civil penalties;

●	recalls, termination of distribution, administrative detention, or seizure of our products;

●	customer notifications or repair, replacement or refunds;

●	operating restrictions or partial suspension or total shutdown of production;

●	delays in or refusal to grant our requests for future clearances or approvals or foreign marketing authorization of new products, new intended uses, or modifications to existing products;

●	withdrawals or suspensions of product clearances or approvals, resulting in prohibitions on sales of our products;

●	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

●	criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations.

In addition, the FDA or state or foreign authorities may change their clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay clearance or approval of our future products under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances or approvals, increase the costs of compliance or restrict our ability to maintain any approvals we are able to obtain. Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

Our products must be manufactured in accordance with federal, state and foreign regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our products must comply with the Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices.

Further, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of our subcontractors. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing. Furthermore, for our products produced in the EEA, we must receive confirmation from our Notified Body before we start production at our third-party manufacturer.

Our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA or state or foreign requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for our products; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us, our suppliers or our employees.

Any of these actions could significantly and negatively affect supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.

The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Advertising and promotion of our future products that obtains approval in the United States may be heavily scrutinized by the FDA, the DOJ, the HHS, state attorneys general, members of Congress, and the public. In addition, advertising and promotion of any future product that obtains approval outside of the United States will be heavily scrutinized by comparable foreign regulatory authorities.

We expect that, if cleared or approved, our products, including the GelrinC, will be cleared by the requisite regulatory authorities for specific indications. We expect to train our marketing personnel and direct sales force to not promote our devices for uses outside of the FDA-approved indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label. Furthermore, the use of our devices for indications other than those approved by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among healthcare providers and patients. Similarly, in the EU, the promotion of off-label use is strictly prohibited, and violations could result in regulatory actions, fines, or other enforcement measures by national health authorities.

If the FDA or any state or foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations. We may become subject to such actions and, if we are not successful in defending against such actions, those actions may have a material adverse effect on our business, financial condition and results of operations. Equivalent laws and potential consequences exist in foreign jurisdictions.

In addition, if our products are cleared or approved, healthcare providers may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. As described above, product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

If GelrinC or our other future products receive clearance or approval, we will be subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA or other regulatory bodies could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products or delay in clearance or approval of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Physicians, other healthcare providers, and third-party payors will play a primary role with respect to any future products for which we obtain marketing approval. Our arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our product.

Restrictions under applicable federal and state healthcare laws and regulations include, without limitation, the following:

●	The U.S. federal healthcare program Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly and practices that involve remuneration to those who prescribe, purchase, or recommend medical devices, including certain discounts, or engaging consultants as speakers or consultants, may be subject to scrutiny if they do not fit squarely within the exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti- kickback liability. Moreover, there are no safe harbors for many common practices, such as educational and research grants. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws, including, without limitation, our proposed Subscription Model, and our advisory, consulting and royalty agreements with certain physicians who receive compensation, in part, in the form of stock or stock options.

●	The federal civil False Claims Act prohibits, among other things, any person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds, or knowingly making, using, or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. In recent years, several healthcare companies have faced enforcement actions under the federal False Claims Act for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product or causing false claims to be submitted because of the company’s marketing the product for unapproved, and thus non-reimbursable, uses. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of tens of thousands of dollars per false claim or statement. Healthcare companies also are subject to other federal false claims laws, including, among others, federal criminal healthcare fraud, patient inducements, and false statement statutes that extend to non-government health benefit programs, as well as civil monetary penalty laws that authorizes HHS to impose monetary penalties for certain fraudulent acts.

●	The Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, imposes criminal and civil liability for knowingly and willfully executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. In addition, HIPAA, as amended by HITECH, and their respective implementing regulations impose obligations, including mandatory contractual terms, on covered healthcare providers, health plans, as well as their business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

●	The Physician Payment Sunshine Act, implemented as the Open Payments program, requires manufacturers of certain products reimbursed by Medicare, Medicaid, or the Children’s Health Insurance Program to track and report to the federal government payments and transfers of value that they make to physicians and teaching hospitals, certain other healthcare professionals, group purchasing organizations, and ownership interests held by physicians and their families, and provides for public disclosures of these data. Applicable manufacturers, which includes entities engaged in the production, propagation, compounding, or conversion of a device for which payment is available under Medicare, Medicaid, or CHIP, are required to submit annual reports to the government and failure to do so may result in civil monetary penalties for all payments, transfers of value and ownership or investment interests not reported in an annual submission, and may result in liability under other federal laws and regulations.

●	Many states have adopted laws and regulations analogous to the federal laws cited above, including state anti-kickback and false claims laws, which may apply to items or services reimbursed under Medicaid and other state programs or, in several states, regardless of the payer. Several states have enacted legislation requiring medical device companies to, among other things, establish marketing compliance programs; file periodic reports with the state, including reports on gifts and payments to individual health care providers; make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities; and/or register their sales representatives. Some states prohibit specified sales and marketing practices, including the provision of gifts, meals, or other items to certain health care providers.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations involve substantial costs. Additionally, it is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. Exclusion, suspension and debarment from government funded healthcare programs would significantly impact our ability to commercialize, sell or distribute any product. If any of the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Changes in laws or regulations relating to data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business or could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

We expect to receive health information and other highly sensitive or confidential information and data of patients and other third parties (e.g., healthcare providers who refer GelrinC to patients), which we expect to compile and analyze. Collection and use of this data might raise privacy and data protection concerns, which could negatively impact our business. There are numerous federal, state and international laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, and the scope of such laws and regulations may change, be subject to differing interpretations, and may be inconsistent among countries and regions we intend to operate in (e.g., the United States, the EU and Israel), or conflict with other laws and regulations. The regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and this or other actual or alleged obligations may be interpreted and applied in a manner that we may not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or practices including ours. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of relevant users for the collection, use, retention, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and candidate products, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process patients’ data or develop new services and features.

In particular, we will be subject to U.S. data protection laws and regulations (i.e., laws and regulations that address privacy and data security) at both the federal and state levels. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. Numerous federal and state laws, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, and disclosure of health-related and other personal information. Failure to comply with such laws and regulations could result in government enforcement actions and create liability for us (including the imposition of significant civil or criminal penalties), private litigation and/or adverse publicity that could negatively affect our business. For instance, California enacted the California Consumer Privacy Act, or the CCPA, which creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states.

In addition, we expect to obtain health information that are subject to privacy and security requirements under HIPAA, HITECH, and their implementing regulations. The HIPAA regulations known as the Privacy Standards and the Security Standards establish a set of standards for the protection of individually identifiable health information by health plans, health care clearinghouses and certain health care providers, referred to as Covered Entities, and the business associates with whom Covered Entities enter into service relationships pursuant to which individually identifiable health information may be exchanged. Notably, whereas HIPAA previously directly regulated only Covered Entities, HITECH makes certain of HIPAA’s privacy and security standards also directly applicable to Covered Entities’ business associates. As a result, both Covered Entities and business associates are now subject to significant civil and criminal penalties for failure to comply with the Privacy Standards and Security Standards. As part of our normal operations, we expect to collect, process and retain personal identifying information regarding patients, including as a business associate of Covered Entities, so we expect to be subject to HIPAA, including changes implemented through HITECH, and we could be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information in a manner that is not authorized or permitted by HIPAA. A data breach affecting sensitive personal information, including health information, also could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

HIPAA requires Covered Entities (like many of our potential customers) and business associates, like us, to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information HITECH expands the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information and provides for civil monetary penalties for HIPAA violations. HITECH also increased the civil and criminal penalties that may be imposed against Covered Entities and business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and its implementing regulations and seek attorney’s fees and costs associated with pursuing federal civil actions. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA.

Internationally, many jurisdictions have enacted privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data, as well as certification requirements for the hosting of health data specifically. Such laws and regulations may include data hosting, data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions, international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), or may require companies to implement privacy or data protection and security policies, enable users to access, correct and delete personal data stored or maintained by such companies, inform individuals of security breaches that affect their personal data or obtain individuals’ consent to use their personal data.

In the European Union, the General Data Protection Regulation (EU) 2016/679 (GDPR), effective since May 2018, imposes comprehensive data protection requirements, including strict rules on international data transfers, enhanced individual rights, and significant penalties for non-compliance. The GDPR is supplemented by national laws and guidance from the European Data Protection Board.

In addition, the European Union has adopted the European Health Data Space Regulation (Regulation (EU) 2025/327), which will establish new requirements for the access, use and sharing of electronic health data. In view of the ongoing legislative proceedings regarding European Medical Device Law and Data Law, it is likely that there will be significant changes to the current legal situation regarding medical device and data regulation.

Following its withdrawal from the European Union, the United Kingdom implemented the UK GDPR, which operates alongside the Data Protection Act 2018 and continues to impose data protection obligations similar to those under the EU GDPR.

Further, the United Kingdom’s initiating a process to leave the EU has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, the United Kingdom has brought the GDPR into domestic law with the Data Protection Act 2018 which will remain in force, even if and when the United Kingdom leaves the EU.

Virtually every jurisdiction in which we expect to operate has established its own data security and privacy legal framework with which we must, and our target customers will need to, comply, including the rules and regulation mentioned above. We may also need to comply with varying and possibly conflicting privacy laws and regulations in other jurisdictions. As a result, we could face regulatory actions, including significant fines or penalties, adverse publicity and possible loss of business.

While we are preparing to implement various measures intended to enable us to comply with applicable privacy or data protection laws, regulations and contractual obligations, these measures may not always be effective and do not guarantee compliance. Any failure or perceived failure by us to comply with our contractual or legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers, partners or patients to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers or partners may limit the adoption and use of, and reduce the overall demand for, our products and services. Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put the data we have received at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers, partners or patients to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

If we do not obtain and maintain international regulatory registrations, clearances or approvals for our products, we will be unable to market and sell our products outside of the United States.

Sales of our products outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. Approval procedures vary among countries and can involve additional testing.

The time required to obtain approval outside of the United States may differ substantially from that required to obtain FDA approval. In addition, the FDA regulates exports of medical devices from the United States. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we obtain the clearance or approval of a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations, clearances or approvals, can be expensive and time-consuming, and we may not receive regulatory clearances or approvals in each country in which we plan to market our products or we may be unable to do so on a timely basis. The time required to obtain registrations, clearances or approvals, if required by other countries, may be longer than that required for FDA clearance or approval, and requirements for such registrations, clearances or approvals may significantly differ from FDA requirements. If we modify our products, we may need to apply for additional regulatory clearances or approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we have received. If we are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country.

Regulatory clearance or approval by the FDA does not ensure registration, clearance or approval by regulatory authorities in other countries, and registration, clearance or approval by one or more foreign regulatory authorities does not ensure registration, clearance or approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining registration or regulatory clearance or approval in one country may have a negative effect on the regulatory process in others.

Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay regulatory clearance or approval of our future products. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. It is difficult to predict how these executive actions will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval or clearance that we may have obtained and we may not achieve or sustain profitability.

Healthcare reform laws could adversely affect our products and financial condition.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

●	changes to manufacturing methods;

●	change in protocol design;

●	additional treatment arm (control);

●	recall, replacement, or discontinuance of one or more of our products; and

●	additional recordkeeping.

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. There have been executive, judicial and Congressional challenges to certain aspects of the Patient Protection and Affordable Care Act, or the ACA, which substantially changed the way health care in the United States is financed by both commercial payors and government payors. Following the enactment of the Tax Cuts and Jobs Act, on December 14, 2018, among other things, removes penalties for not complying with the ACA’s individual mandate to carry health insurance. Additionally, all or a portion of the ACA and related subsequent legislation may be modified, repealed or otherwise invalidated through judicial challenge, which could result in lower numbers of insured individuals, reduced coverage for insured individuals and adversely affect our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to two percent per fiscal year, which will remain in effect through 2031 unless additional Congressional action is taken. Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control product pricing, including price or patient reimbursement constraints, and discounts, and require marketing cost disclosure and transparency measures. Additional state and federal health care reform measures may be adopted in the future that could have a material adverse effect on our industry generally and on our customers. Any changes in, or uncertainty with respect to, future reimbursement rates could impact our customers’ demand for our products, which in turn could have a material adverse effect on our business, financial condition, results of operations, or cash flows. Further, the federal, state and local governments, Medicare, Medicaid, managed care organizations, and foreign governments have in the past considered, are currently considering, and may in the future consider healthcare policies and proposals intended to curb rising healthcare costs, including those that could significantly affect both private and public reimbursement for healthcare services. Future significant changes in the healthcare systems in the United States or other countries, including changes intended to reduce expenditures along with uncertainty about whether and how changes may be implemented, could have a negative impact on the demand for our products. We are unable to predict with certainty whether other healthcare policies, including policies stemming from legislation or regulations affecting our business, may be proposed or enacted in the future; what effect such policies would have on our business; or the effect ongoing uncertainty about these matters will have on our customers’ purchasing decisions.

We cannot predict the impact that such actions against the ACA and other laws enacted after its enactment will have on our business, and there is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the United States, or the effect of any future legislation or regulation. Furthermore, we cannot predict what actions the Trump administration will implement in connection with laws impacting us. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the United States in the future. For example, any changes that reduce, or impede the ability to obtain, reimbursement for the type of products we intend to commercialize in the United States (or our products more specifically, if approved) or reduce medical procedure volumes could adversely affect our business plan to introduce our products in the United States. We do not know whether additional legislative changes will be enacted, or whether the regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and clear or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new medical devices or modifications to cleared or approved medical devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. Most recently, the federal government was shut down for approximately 43 days from October 1 to November 12, 2025, due to a lapse in appropriations, during which federal employees were furloughed and many agencies, including components of the HHS, operated with reduced staffing or suspended activities. Prior shutdowns, such as the 35-day shutdown beginning December 22, 2018, similarly resulted in furloughs and delays in regulatory review activities. Any future government shutdowns, funding lapses, continuing resolutions, or similar events could result in reduced agency staffing, delays in regulatory reviews, interruptions to critical government functions, or uncertainty in agency operations, each of which could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to Investment in Our Ordinary Shares

The market price of our ordinary shares may be volatile, which could result in substantial losses for investors.

The market price of our ordinary shares may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, many of which are beyond our control, including:

●	delays or setbacks in the ongoing commercialization of GelrinC;

●	the success of existing or new competitive products or technologies;

●	regulatory or legal developments in the United States and other countries;

●	developments or disputes concerning patent applications, issued patents or other proprietary rights;

●	the recruitment or departure of key personnel;

●	the commencement of litigation;

●	actual or anticipated changes in estimates as to financial results;

●	announcement or expectation of additional financing efforts;

●	sales of our ordinary shares by us, our insiders or other shareholders;

●	expiration of market standoff or lock-up agreements;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	changes in estimates or recommendations by securities analysts, if any, that cover our shares;

●	changes in the structure of health care payment systems;

●	market conditions in the medical device sectors;

●	the seasonality of our business;

●	an increase in the rate of returns of our GelrinC implants or an increase in warranty claims;

●	the impact of any pandemics on the performance of elective procedures;

●	general economic, industry and market conditions; and

●	the other factors described in this “Risk Factors.”

In recent years, the stock market in general, and the market for medical device companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Further, the stock market in general has been highly volatile due to recent geopolitical events across the world. Broad market and industry factors may seriously affect the market price of our ordinary shares, regardless of our actual operating performance. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our share price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our ordinary shares may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this Annual Report and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our ordinary shares may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our shares, the price of our shares could decline.

The trading market for our securities will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our shares could decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our shares, the price of our shares could decline. If one or more of these analysts cease to cover our shares, we could lose visibility in the market for our shares, which in turn could cause our share price to decline.

Raising additional capital would cause dilution to our existing shareholders, and may adversely affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations, and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or otherwise including through convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Future sales of our ordinary shares or of securities convertible into our ordinary shares, or the perception that such sales may occur, could cause immediate dilution and adversely affect the market price of our ordinary shares.

Future sales of our ordinary shares could reduce the market price of our ordinary shares.

If our existing shareholders, particularly our directors, their affiliates, or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

A majority of our ordinary shares outstanding are subject to lock-up agreements that restrict the ability of their holders to transfer such shares until June 3, 2026. Consequently, upon expiration of the lock-up agreements, the vast majority of our ordinary shares will be eligible for sale in the public market, of which approximately 1,792  ,058     ordinary shares will be subject to restrictions on volume and manner of sale pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

We have not paid dividends in the past and do not expect to pay dividends in the future, and, as a result, any return on investment may be limited to the value of our shares.

We have never paid cash dividends and do not anticipate paying cash dividends on our share capital in the foreseeable future. As a result, investors seeking cash dividends should not purchase our ordinary shares. The payment of dividends will depend on our earnings, capital requirements, financial condition, prospects for future earnings and other factors our board of directors may deem relevant. In addition, our term loan agreement limits our ability to, among other things, pay dividends or make other distributions or payments on account of our ordinary shares, in each case subject to certain exceptions. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates and you then sell our ordinary shares. In addition, our loan agreements limit our ability to pay dividends or make other distributions or payments on account of our ordinary shares, in each case subject to certain exceptions. The Companies Law imposes further restrictions on our ability to declare and pay dividends.

If we raise additional capital, shareholders may be subject to dilution.

If we issue additional shares of our ordinary shares or other equity securities convertible into share capital to fund operations, develop new products, accelerate other strategies, make acquisitions or support other activities, the ownership interests of investors. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. To the extent that we raise additional capital through the sale of equity securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but limit our potential cash flow and revenue in the future. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

Insiders have substantial influence over us, which could limit your ability to affect the outcome of key transactions, including a change of control.

Our directors, officers, holders of more than 5% of our outstanding shares and their respective affiliates beneficially own shares representing approximately 63.2%  of our outstanding ordinary shares without giving effect to any shares that certain of these holders may make through our directed share program or otherwise. As a result, these shareholders, if they act together, will be able to influence our management and affairs and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our ordinary shares.

The JOBS Act, allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are permitted to and follow certain home country corporate governance practices instead of otherwise applicable SEC and NYSE American requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the NYSE American, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required, under the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, although the Companies Law requires us to disclose the annual compensation of our five most highly compensated directors and senior officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we may be a PFIC for 2025 and in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on quarterly average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our Equity Securities (as defined below), such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ordinary shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for our ordinary shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ordinary shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our Equity Securities if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we are a PFIC. QEF election and mark-to-market election would be unavailable with respect to our warrants. U.S. taxpayers that hold our Equity Securities are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we are a PFIC. See “Item 10—Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

Risks Related to Israeli Law and Our Operations in Israel

Political, economic and military instability in the State of Israel, including as a result of the current “Iron Swords” war in Israel, where our headquarters, members of our management team and our research and development facilities are located, may adversely affect our results of operations.

Our executive offices and research and development laboratories are located in Herzliya, Israel and Haifa, Israel, respectively. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip), Hezbollah (an Islamist militia and political group in Lebanon) and other terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In January 2025, Israel and Hamas entered into a ceasefire agreement, which remained in effect until March 18, 2025, when hostilities resumed. As of October 9, 2025, Israel and Hamas entered into a renewed ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such as agreement will hold. While the conflict has created heightened security concerns, disruptions to business operations, and economic instability, the ceasefire may contribute to improved regional stability. However, the security situation remains fluid, and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition.

In addition, in April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. In June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian casualties and damage to infrastructure. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, the situation remains volatile. A broader regional conflict involving additional state and non-state actors remains a significant risk. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product and business development activities remain on track. While the intensity and duration of the security situation in Israel have been difficult to predict, as were the economic implications on our business and operations and on Israel’s economy in general, the ceasefire marks a potential shift towards stability in the region. If sustained, this could reduce the risk of disruptions to our business and the Israeli economy in general. However, there can be no assurance that the conflict will not continue, widen, or re-escalate, or that additional security restrictions, logistical disruptions, damage to facilities, interruptions to utilities or transportation, or further mobilizations will not occur. Any such developments could delay our expansion plans, increase costs, disrupt supply chains and distribution, adversely affect demand, and materially and adversely affect our business, financial condition and results of operations.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that the government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

The continued political instability and hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our shares of common stock. In addition, several organizations and countries may restrict doing business with Israel and Israeli companies have been and are today subjected to economic boycotts. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

At this time, it is not possible to predict the intensity or duration of the conflict, nor can we predict how this conflict will ultimately affect Israel’s economy in general, including the potential for further credit rating actions, changes in foreign investment, currency volatility, inflationary pressures, or reduced economic activity. Credit rating agencies have previously taken actions with respect to Israel’s credit rating and outlook, and additional actions or continued negative outlooks could further increase borrowing costs and contribute to market volatility. We continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements, when necessary, in order to meet our business partners face to face.

Finally, political conditions within Israel may affect our operations. We have operations and personnel in Israel, and a portion of our business activities, including certain key functions, are conducted there. In recent years, Israel has experienced periods of political uncertainty, including multiple election cycles, as well as significant public debate and protests relating to proposed changes to Israel’s judicial system, some of which have been delayed or placed on hold. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold.. Actual or perceived political instability changes in governmental policy or priorities, legislative or regulatory changes, civil unrest, or other adverse political developments could negatively affect the Israeli economy, investor and consumer confidence, and the general business environment and could disrupt our ability to operate effectively in Israel, including through delays in decision-making, increased costs, or reduced productivity. Any of these developments, individually or in the aggregate, could adversely affect our business, financial condition, results of operations and growth prospect.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

As of the date of this Annual Report, we currently have eight employees of which six are part of the management team and one is part time. Six of our employees are engaged in research and development activities , all of whom are located in Israel. Certain of our employees and consultants in Israel, including members of our senior management, may be obligated to perform military reserve duty generally until they reach the age of 40 (or older, for officers or other citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict, may be called to active duty. In response to the recent war with Hamas and increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Such disruption could materially adversely affect our business and operations.

The termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes.

The Israeli government currently provides tax and capital investment incentives to Israeli companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli government has reduced the benefits available under these programs and the Israeli governmental authorities may in the future further reduce or eliminate the benefits of these programs. We may take advantage of these benefits and programs in the future; however, there can be no assurance that such benefits and programs will be available to us. If we qualify for such benefits and programs and fail to meet the conditions thereof, the benefits could be canceled and we could be required to refund any benefits we might already have enjoyed and become subject to penalties. Additionally, if we qualify for such benefits and programs and they are subsequently terminated or reduced, it could have an adverse effect on our financial condition and results of operations.

We may be required to pay monetary remuneration to our Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us.

We enter into agreements with our Israeli employees pursuant to which such individuals agree that any inventions created in the scope of their employment are either owned exclusively by us or are assigned to us, depending on the jurisdiction, without the employee retaining any rights. A portion of our intellectual property has been developed by our Israeli employees during their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the course of his or her employment and within the scope of said employment are considered “service inventions”. Service inventions belong to the employer by default, absent a specific agreement between the employee and employer otherwise. The Patent Law also provides that if there is no agreement regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions. The Committee has not yet determined the method for calculating this Committee-enforced remuneration. While it has previously been held that an employee may waive his or her rights to remuneration in writing, orally or by conduct, litigation is pending in the Israeli labor court is questioning whether such waiver under an employment agreement is enforceable. Although our Israeli employees have agreed that we exclusively own any rights related to their inventions, we may face claims demanding remuneration in consideration for employees’ service inventions. As a result, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately $2.6 million (including interest at the amount of approximately $0.3 million) that we received from the Israel Innovation Authority, or IIA as of December 31, 2025. With respect to the royalty-bearing grants we are committed to pay royalties at a rate between 3% and 4.5% on sales proceeds from our products that were developed under the IIA, programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of the Term Secured Overnight Financing Rate, or SOFR, applicable to U.S. dollar deposits. Due to the accrual of interest, the total amount of the grants that will be repaid through royalties will increase until repayments begin. We are further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know-how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred or licensed technology or know-how, our research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell, license or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA. The terms and conditions of the IIA grants may require that a company which ceases the development of know-how, technology or products using IIA grants not due to a failure of such development activities, be required to repay such amount of grants, which in our case, amount to approximately $2.6 million (including interest at the amount of approximately $0.3 million).

We may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products.

We have non-competition agreements with all of our employees and executive officers all of which are governed by Israeli law. These agreements prohibit our employees from competing with or working for our competitors, generally during their employment and for up to 12 months after termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas, and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee. If we are not able to enforce non-compete covenants, we may be faced with added competition.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of our outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors and the Israeli experts named in this prospectus in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts.

We were incorporated in Israel. Substantially, all of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and a costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as a shareholder will be governed in key respects by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s amended and restated articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. companies.

General Risk Factors

We will continue to incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares are listed in the United States, we are subject to an extensive regulatory regime, requiring us, among other things, to maintain various internal controls and facilities and to prepare and file periodic and current reports and statements, including reports on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Complying with these requirements will be costly and time consuming. We will need to retain additional employees to supplement our current finance staff, and we may not be able to do so in a timely manner, or at all. As a result, we may be prevented from adequately executing our business strategy. Additionally, in the event that we are unable to demonstrate compliance with our obligations as a public company in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or NYSE American, and investors may lose confidence in our operating results and the price of our ordinary shares could decline.

Our independent registered public accounting firm was not engaged to perform an audit of our internal control over financial reporting, and as long as we remain an emerging growth company, as such term is defined in the JOBS Act, we will be exempt from the requirement to have an independent registered public accounting firm perform such audit. Accordingly, no such opinion was expressed or will be expressed any during any such period. Once we cease to qualify as an emerging growth company our independent registered public accounting firm will be required to attest to our management’s annual assessment of the effectiveness of our internal controls over financial reporting, which will entail additional costs and expenses.

Furthermore, we are only in the early stages of determining formally whether our existing internal control over financial reporting systems are compliant with applicable rules and whether there are any material weaknesses or significant deficiencies in our existing internal controls.

Certain of our directors, consultants and advisors are not obligated to commit their time and attention exclusively to our business and therefore they may encounter conflicts of interest with respect to the allocation of time and business opportunities between our operations and those of other businesses.

Certain of our directors and officers are not obligated to commit their time and attention exclusively to our business and, accordingly, they may encounter conflicts of interest in allocating their own time, or any business opportunities which they may encounter, between our operations and those of other businesses. For example, our Chairman and Chief Executive Officer is employed by Medica Venture Partners. If our directors’ and other officers’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to our affairs which may have a negative impact on our ability to execute our business plan. Our services agreements with our directors and officers who also engage in providing services to other companies include provisions whereby such director or officer is not permitted to engage in outside services to the extent a conflict of interest with us would arise or such services are provided to one of our competitors. See “Item 6—Directors, Senior Management and Employees—Compensation—Engagement Agreements with Executive Officers” for additional information.

We also currently rely on consultants for clinical operations, statistical support, and preclinical development. Our consultants and advisors may have other clients or projects that grow in scope or they may acquire new clients and projects that require more of their time that may come at our expense. If the execution of our business plan demands more time than is currently committed by any of our officers, directors, consultants or advisors, they will be under no obligation to commit such additional time, and their failure to do so may adversely affect our ability to carry on our business and successfully execute our business plan.

Additionally, all of our officers and directors, in the course of their other business activities, may become aware of investments, business opportunities, or information which may be appropriate for presentation to us as well as to other entities to which they owe a fiduciary duty. They may also in the future become affiliated with entities that are engaged in business or other activities similar to those we intend to conduct. As a result, they may have conflicts of interest in determining to which entity particular opportunities or information should be presented. If, as a result of such conflict, we are deprived of investment, business or information, the execution of our business plan and our ability to effectively compete in the marketplace may be adversely affected.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a regenerative medicine company dedicated to developing innovative tissue repair solutions that seek to restore the health and enhance the quality of life of patients. Our current efforts are focused on orthopedic treatments using our Gelrin platform based on degradable hydrogel implants to regenerate damaged or diseased tissue. Gelrin is a unique hydrogel matrix of polyethylene glycol diacrylate (a polymer involved in tissue engineering) and denatured fibrinogen (a biologically inactivated protein that normally has a role in blood clotting). Our lead product candidate is GelrinC, a cell-free, off-the-shelf hydrogel that is cured into an implant in the knee for the treatment of painful injuries to articular knee cartilage. GelrinC was approved as a device, with a Conformité Européene, or CE, mark in Europe, in 2017 (number 3900600CE02); we plan to identify strategic partners in Europe to bring our product to market. While we currently do not have any strategic partners in place in Europe, we plan to engage strategic partners in Europe in the future.

With GelrinC, we aim to bring to market a product for the therapy of an unmet need for the large market of cartilage injuries in the knee. Because GelrinC serves as an impenetrable barrier that stops cells from migrating away from the wound’s edges, we believe our product is the only product that helps to regenerate cartilage inwards from the edges of the cell walls. Creating new contiguous tissue is not the natural, lowest energy, alternative for cartilage cells. If such cells were left alone, they would tend to migrate and either not create new cartilage tissue or create cartilage tissue that is fibrotic (containing an excessive deposition of extracellular matrix, leading gradually to the disturbance and finally to loss of the original tissue architecture and function). By GelrinC creating such impenetrable barrier and thereby preventing the migration of the cells, the cells are forced to take a different route of creating aggregate and contiguous tissue. Unlike GelrinC, cellular products used by competing companies require a plug of two layers of which the lower layer is a mineral scaffold, which is a foreign body material that has been engineered to be inserted into the bone tissue even though the bone is often healthy. Additionally, GelrinC does not have any biological activity. As a result, we believe our product offers a simple and economic procedure, which we believe will allow patients to recover quickly with potentially long-term outcomes.

All share numbers in this Annual Report on Form 20-F have been adjusted to give effect to a forward share split of our outstanding ordinary shares at a ratio of 2.5 for 1, effected on March 20, 2025.

Our principal office is located at 60 Medinat Hayehudim Street, Herzliya 4676652, Israel, and our telephone number is +972 (9) 960-1917. Our primary internet address is https://www.regentis.co.il/. None of the information on our website is incorporated by reference herein. Puglisi & Associates serves as our agent for service of process in the United States for certain limited matters, and its address is 850 Library Avenue, Suite 204, Newark, DE 19711.

We use our website (https://www.regentis.co.il/) as a channel of distribution of Company information. The information we post on our website may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, compliance with new standards adopted by the Public Company Accounting Oversight Board which may require mandatory audit firm rotation or auditor discussion and analysis, exemption from say on pay, say on frequency, and say on golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.235 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ordinary shares pursuant to an effective registration statement (i.e., December 31, 2030), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

B. Business Overview

Regentis Biomaterials Ltd. is a regenerative medicine company dedicated to developing innovative tissue repair solutions that restore the health and enhance quality of life of patients. Our current efforts are focused on orthopedic treatments using our Gelrin platform based on degradable hydrogel implants to regenerate damaged or diseased tissue (inflamed cartilage and bone tissue). Gelrin is a unique hydrogel matrix of polyethylene glycol diacrylate (a polymer involved in tissue engineering) and denatured fibrinogen (a biologically inactivated protein that normally has a role in blood clotting). Our lead product is GelrinC, a cell-free, off-the-shelf hydrogel that is cured into an implant in the knee for the treatment of painful injuries to articular knee cartilage.

According to our knowledge, there is currently no approved off-the-shelf product in the United States for the cartilage repair market. GelrinC potentially offers a solution that we believe, gives surgeons a cost-effective product and a simple-to-perform procedure providing patients with sustained pain relief and functional improvement. GelrinC is already approved as a device with a CE mark in Europe, and we plan to look for strategic partners in Europe in connection therewith. With GelrinC, we aim to develop a product for the treatment of an unmet need for the market of cartilage injuries in the knee. We believe our product offers a simple, and economic procedure, allowing patients for a comparatively quick recovery with potentially long-term outcomes. In addition, we have 27 granted patents and 4 pending patent applications covering, in a large number of countries, compositions, delivery device, surgical and manufacturing features.

In the Pilot Study, 56 patients were treated with GelrinC for articular cartilage injuries. The improvements observed in the KOOS and VAS pain measurement scores taken over two years were superior (100% greater improvement) to those seen with the traditional microfracture (the current “gold standard”) procedure. Additionally, patients continued to report further improvement and greater pain reduction of their knee and associated problems using GelrinC for four years.

Based on these results, the FDA has granted Regentis an IDE for our pivotal trial, permitting PMA submission with two-year follow up data of 80 patients, with an additional 40 patients to be treated thereafter. The pivotal trial currently being conducted in the United States and Europe. So far, we have recruited and treated 47 patients out of the required 80 initial patients, under the FDA sanctioned protocol. The protocol is an open label study, with one arm only (treatment), using our own historical control (microfracture). 43 patients out of the 47 patients recruited so far have completed the two-year follow up in this trial. We expect to complete the recruitment of patients by the end of the second quarter of 2026.

Our Market and Opportunity

According to our knowledge, there is currently no approved off-the-shelf product in the United States for the cartilage repair market. GelrinC potentially offers a solution that gives surgeons a cost-effective product and a simple-to-perform procedure providing patients with sustained pain relief and functional improvement.

We believe that GelrinC will offer a cost effective, off-the-shelf product that is simple to use, requiring approximately a 10-minute procedure and from the Company’s experience with patients who have been treated thus far, an average two-week recovery period.

GelrinC is already approved as a device with a CE mark in Europe, and we plan to look for strategic partners in Europe in connection therewith. With GelrinC, we aim to develop a product for the treatment of an unmet need for the market of cartilage injuries in the knee. We believe that our product offers a simple and economic procedure, allowing patients for a comparatively quick recovery with potential for long-term outcomes. In addition, we have 27 granted patents and 4 pending patent applications covering, in a large number of countries, compositions, delivery device, surgical and manufacturing features.

Knee cartilage injuries can be caused either by acute or repetitive trauma due to daily function, including those caused by sports activity. Knee cartilage does not usually heal by itself when injured. Without treatment, cartilage injuries may progress and cause degeneration of joints, osteoarthritis, and possibly require total knee replacement. According to an article published in April 2020 on the Harvard Health Publishing of Harvard Medical School Website, the cartilage repair market in general, is a large sector of orthopedic medicine and currently represents an estimated overall annual market opportunity of about 750,000 arthroscopic knee operations in the United States at a cost of $4 billion. According to an article published in PubMed Central (National Library of Medicine), articular cartilage injuries are present in 60% to 66% of knees undergoing arthroscopy, meaning that there are an average of &472,500 articular cartilage repair procedures annually.

The Current Standard of Care – Microfracture Surgery

Currently, the standard of care procedure for cartilage injuries is microfracture surgery, which involves cleanup of the wound and creation of tiny punctures in the underlying bone. Because the cartilage produced from microfracture surgery tends to be fibrous, the cartilage is more prone to deterioration after a short period of time, with such relief from microfracture surgery lasting on average between eight to fourteen months. Unlike microfracture surgery, treatment using GelrinC does not produce fibrous cartilage, but instead has been shown to grow hyalin-like cartilage, which is the autologous natural cartilage of the patient.

Competing Therapies for Cartilage Repair

Beyond microfracture surgery, current commercial therapies for cartilage repair generally involve the use of autologous cells harvested from the patient’s own healthy tissue. This approach has numerous disadvantages including:

●	The need for expensive cell expansion facilities and the requirement for two surgical procedures.

●	The price for such autologous procedures is approximately $40,000 in the United States.

●	There are also allogeneic cartilage products (BioCartilage and Neo) sourced from cadavers, which, based on our experience, are not preferred by surgeons except for in unique cases.

Due to the complexity, source and cost of alternatives, orthopedic surgeons with whom we have consulted have expressed a strong preference for a simple, ‘off-the-shelf’ product that can be delivered through a single open or minimally invasive approach. There is also another technology, CartiHeal’s (acquired by Smith & Nephew in January 2024) Agili-C, which was approved by the FDA in March 2022, that utilizes pre-formed implants that consist of a two layer plug, of which the lower layer is a mineral/coral material that has been shaped to be inserted into a hole drilled into bone, which part is expected to assimilate with the bone, and the upper layer part is a scaffold intended to serve as a growth host for the cartilage cells. This pre-formed implant requires special fitting and drilling into the bone and related cartilage lesion and in order to accommodate the lower layer of the implant (the scaffold), the surgeon must drill down into the underlying bone even though the bone is often healthy. It is worthwhile mentioning that a minute fraction of patients present themselves with bone involvement while an overwhelming majority have only cartilage injuries.

Our Strategy

We aim to provide patients with safe, effective, simple, lasting treatments that are cost effective. With our lead product, GelrinC, patients may be treated for cartilage injuries in the knee with an off-the-shelf product by a short and simple procedure that is highly cost effective.

Our first priority is to complete patient enrollment and required follow-up of our GelrinC pivotal trial on the critical path to FDA approval.

●	We aim to complete our GelrinC pivotal trial, and if successful, we plan to apply for PMA marketing approval.

●	If and when GelrinC is approved for commercial sale, we intend to market the product in the United States with a strategic partner. Our reimbursement strategy will be to obtain a Current Procedural Terminology, or CPT, code based on articles of innovation. In addition, we intend to capitalize on the opportunity and carry out post-approval trials in a number of additional injuries including elbow, wrist and ankle, in an effort to become the cartilage leader in this market.

●	We have obtained a CE mark for marketing approval for GelrinC in Europe and plan to look for a strategic partner in connection therewith, in parallel to seeking FDA approval.

●	We plan to build on our Gelrin platform technology to broaden our product base. Our Gelrin family of products is a unique one that can be used for other injuries and we intend to develop a pipeline of products that can be used for additional tissue regeneration opportunities.

Our Solution – Cartilage Regeneration Through Stimulating the Body’s Natural healing Process

Gelrin is a family of hydrogels that derive their unique physical and chemical properties from polymer chains crosslinked with trace quantities of denatured protein. In the body, Gelrin is eroded and resorbed over time through a pre-programmed and controlled gradual surface degradation process, meaning that the GelrinC implant covers the entire wound, so the cells that naturally want to migrate to the damaged tissue in situations where there is nothing holding them back or preventing them from migration, are unable to migrate due to the GelrinC implant and are controlled, which allows for the receding implant to allow the surrounding cells to regenerate the cartilage in a controlled and synchronous process. The body of this receding mass acts to stimulate the body’s natural healing process, by guiding the migration and organization of cells involved in tissue repair doing so in a gradual process over time. Gelrin is applied in liquid form allowing it to completely fill the entire tissue defect and is then cured into a rubbery implant by the use of ultraviolet, or UV, light. It can be introduced into narrow bone crevices or large spaces, open or closed.

GelrinC is specifically designed for the repair of articular cartilage defects in the knee caused by acute trauma or repetitive use. It is delivered directly to fill the injury site using a delivery device, Stelar, which seals the lesion during the procedure, and through which the GelrinC liquid is delivered, and from which the curing UV light is projected. Once the liquid GelrinC has filled the defect, it is cured in place into an elastomeric implant by photo-curing under UV light for 90 seconds. The implant then starts eroding in conjunction with the advancing cartilage tissue from the outside edges of the lesion inward. Following a period of approximately six to nine months, the implant is completely eroded, resorbed and the injury’s surface is covered by newly formed hyaline-like cartilage produced by the patient’s own body. The primary mode of action of GelrinC is presenting a smooth, impenetrable, neutral surface to the reproduced cartilage cells. The enabling surface erosion completes this mechanism with a receding implant in a planned synchrony with the newly formed cartilage tissue.

Mode of Action of GelrinC:

1. Stelar delivery device membrane covers cartilage lesion. Using a syringe GelrinC is introduced into the lesion.	2. Upon filing of the lesion, UV beam cures GelrinC into a soft rubbery implant.

3. As GelrinC implant recedes and resorbs, the cartilage lesion rim creates aggregates and new cartilage tissue filling up the void created by the retreating implant.	4. At the end of 6-9 months with functioning knee, GelrinC implant is resorbed and new cartilage covers the treated lesion.

As demonstrated in the Pilot Study, the advantages of GelrinC include:

●	An off-the-shelf product for cartilage repair;

●	A new class of a-cellular product solution;

●	Polyethylene glycol, or PEG, implant preventing cellular migration as a primary mode of action and further aided by denatured fibrinogen controlled erosion for the regeneration of hyaline-like cartilage;

●	Initial state as liquid form provides for complete and optimal defect filling and subsequent curing hardens it into a more solid body, and holding it in place;

●	Single, 10 minutes surgical procedure;

●	Implantable via open or minimally-invasive surgical techniques;

●	Manufacturing process allows for low cost of goods and scalability; and

●	Intended for the repair of focal defects in cartilage and/or osteochondral defects.

All of these advantages were demonstrated in the Pilot Study where the recovery of the patient took approximately two weeks of non-weight bearing activity, and led to a full recovery within three to six months. Additionally, 100% of the participants who were followed up with in the Pilot study reported no pain in their recovery through at least four years thereafter. See Completed Pilot Study below for further details.

Future Products; Additional Applications

Based on similarity of mechanism of action for cartilage and based on animal studies performed by the Company for osteoarthritis, we believe that in the future, our Gelrin technology platform may also provide a solution to osteoarthritis and other cartilage injuries related to the ankle, wrist, and elbow.

●	GelrinP – a paste form of GelrinC, which is cured with UV light, developed for treatment of injuries in smaller joints like the ankle, wrist, and elbow.

●	GelrinV – Novel intra-articular injectable gel, long-lasting with pro-healing capabilities. It is a thermo-responsive, hydrophobic polymer, which is injected as a thin liquid, and turns into a thick gel at body temperature. Targeted for treatment of moderate osteoarthritis.

Clinical Development of GelrinC

Completed Pilot Study

In medical devices, the efficacy trial first tested on larger groups of patients is called a pilot study. We carried out the Pilot Study on 56 patients that were treated with GelrinC and followed up for up to four years in multiple sites in Northern Europe and Israel. The primary efficacy endpoints were changes from baseline for overall KOOS scores and KOOS pain subscale at 18 months and the primary efficacy end points were met. No serious adverse events were observed in the completed Pilot Study. In addition to pre-clinical studies we conducted for GelrinC, the Pilot Study we carried out was the sole study we used in order to obtain approval of GelrinC as a medical device in Europe in 2017. The near and long-term improvements in KOOS and VAS scores which are the commonly used scales with which pain is measured and the imaging diagnostic measurements of MRI, MOCART taken, were superior to those seen with the traditional microfracture procedures, which microfracture results were used in both the Pilot study and current ongoing pivotal trial (referenced below), and these results continued to improve over the four years follow up period. Presented hereunder are the main findings from these trials. At two years, the resultant KOOS score for GelrinC provided an improvement of about 100% greater pain reduction than that of historical microfracture procedure data, as seen in Pilot Study Data figure chart below where we received a KOOS score of about 28 for GelrinC at two years, with microfracture having a KOOS score of about 14 at two years. Microfracture is considered the “gold standard” among the various commonly used procedures for the treatment of these patients. Based on MRI images, the MOCART qualitative score for GelrinC has reached a score over 80, within 24 months. After two years, the resultant KOOS score for GelrinC continued to show improvement over the course of an additional 24 months (so far, 44 patients out of the 56 patients followed up at 18 months and 42 out of 56 patients followed up at 24 months; about 80% and 75% of the initial 56 patients, respectively).

Pilot Study Data

The KOOS is a patient-reported outcome measurement instrument, developed to assess the patient’s opinion about their knee and associated problems. The KOOS evaluates both short-term and long-term consequences of knee injury and also consequences of primary osteoarthritis, or OA. It holds 42 items in five separately scored subscales: KOOS Pain, KOOS Symptoms, Function in daily living, or KOOS ADL, Function in Sport and Recreation, or KOOS Sport/Rec, and knee-related Quality of Life, or KOOS QOL (Roos and Lohmander 2003). The score above is presented in percentages.

The MOCART score is a 9-part and a 29-item scoring system, resulting in a final cartilage repair tissue score between 0 and 100 points; 0 points represents the worst imaginable score, while 100 points represent the best imaginable score. When patients measure pain, they sometimes fill out reports with subjective answers, and therefore we also use an MRI criterion (i.e., MOCART) to measure pain, which provides an objective pain score response calculation. A P-value is a statistical measurement used to validate a hypothesis against observed data. A P-value measures the probability of obtaining the observed results, assuming that the null hypothesis is true. The lower the P-value, the greater the statistical significance of the observed difference. A P-value of P<0.05 is deemed statistically significant, as there is less than a 5% probability the results are random.

Ongoing Pivotal Trial

To obtain marketing approval in the United States, we are currently carrying out a pivotal clinical trial for PMA in multiple sites in the United States, Europe and Israel under an FDA approved Investigational Device Exemption, or IDE. The number of patients, with 24 months follow-up, required for PMA submission is 80, with an additional 40 patients to be treated afterward. Currently, the Company is midway in enrolling patients in this trial which was initiated in November 2017 and expects to complete the recruitment of patients by the end of second quarter of 2026.

The advantages gained with the GelrinC IDE:

●	Fewer patients to screen and enroll, creating a faster, more efficient trial;

●	Microfracture (control) results already known;

●	Confidence based on same product, same clinical protocol, and the same control as the 56 patient Pilot Study compared to the 80 patients required for the pivotal trial for PMA submission;

●	47 of the required 80 patients in the pivotal trial have already been recruited and treated to-date (43 of which have completed the two-year follow up in this trial); and

●	The enrollment profile of the first 47 patients in the pivotal trial is highly matched with the control patients’ profile, which we believe indicates a high likelihood of success in the outcome for the pivotal trial.

The FDA has allowed the Company the use of microfracture historical data, licensed by the Company from TiGenix NV, or TiGenix, as historical control for the study, thus allowing for a more efficient and less costly trial, which may ultimately lead to a shorter time to market. See Data “Intellectual Property— Agreement with TiGenix” below.

TiGenix’s study was a Phase III, multicenter, open-label, randomized controlled trial of its intended product, ChondroCelect® in an Autologous Chondrocyte Implantation procedure compared to the procedure of microfracture in the repair of symptomatic cartilage lesions of the knee. In that study, 51 participants were treated with characterized chondrocyte (cell) implantation, or CCI, and 61 participants were treated with microfracture as the control. The primary end-points in that study were histology and KOOS. Historical data is commonly used by agreement of the FDA and is so identified in the Code of Federal Regulations. The FDA agreed to allow the Company to use this data in our Phase III study after reviewing the TiGenix data and after observing that other companies were abstaining from doing cartilage repair clinical trials due to recruitment difficulties. Patients who complain about knee pain may suffer from one or multiple knee pathologies (e.g., ACL, meniscus or cartilage lesions), a fact that is making recruitment very difficult in search of patients who have only cartilage lesions and thus requiring recruitment and screening of many patients in order to remain with the required number of patients who have just the one cartilage injury. In our unique trial design, GelrinC efficacy is compared to historical microfracture (the current “gold standard”) procedure efficacy data. The FDA agreed that the data of 80 patients with two-year follow-up data is sufficient for PMA submission for approval. The primary endpoints are KOOS pain scores and Function in Daily Living, or ADL, scores at 24 months, with secondary endpoints being, overall KOOS scores and modified MOCART scores at 24 months.

To date, the Company has treated 47 patients out of the 80 required for submission (43 of which have completed the two-year follow up in this trial). We expect to complete the pivotal trial within 2.5 years, consisting of six months for the recruitment and treatment of the remaining 33 patients and two years of follow-up from the treatment of the last patient. We believe that we will be in position to recruit the remaining required 33 patients across multiple centers within this time frame. Our expected timeline takes into consideration that we have already built the study infrastructure, expanding sites recruitment, and finalized agreements with hospitals and institutional review boards. Since most of this is done and the sites are more available having done the two-year follow up, we believe that they will be able to more efficiently rejoin the recruitment process.

The primary objectives for the pivotal trial are to evaluate the 6, 12, 18 and 24-month post-treatment safety of GelrinC, and evaluate the performance and efficacy of the GelrinC procedure at various time points.

The patient profile of the pivotal trial’s first 40 patients is highly matched with the control patients’ profile with regard to inclusion and exclusion criteria and with the patient population of the Pilot Study. A third-party biostatistics analysis of the two patient populations demonstrated a higher level of matching between historical control patients and those treated so far in the Pivotal Study, when compared to the Pilot Study, which led them to claim a higher likelihood of success in the outcome for the Pivotal Study.

We have recruited and treated 47 patients for the Pivotal Study out of the 80 required for submission (43 of which have completed the two-year follow up in this trial). We intend to recruit the remaining patients, subject to financing, by the end of the second quarter of 2026. We are now performing follow-up testing of the treated patients. No serious adverse events have been observed in the pivotal trial. We expect to complete the recruitment of patients by the end of the second quarter of 2026, and we further expect to submit our PMA by the end of 2027.

Research and Development

Having grown out of research from The Technion Israel Institute of Technology, our commitment to research and innovation is best witnessed by the development we carried out on GelrinC to-date from the underlying science and our close relationship with our founder Professor Dror Seliktar of The Technion. We believe we have the expertise onboard to continue to build our product lines, including advancing future products and additional applications (such as GelrinP).

Intellectual Property

Our success will depend in part on obtaining and maintaining patents, trade secrets and other intellectual property and protection of our technology, current and future product candidates and methods used to develop and manufacture them. We cannot be sure that any of our currently pending patent applications or with respect to any patent applications that we file in the future will be granted, nor can we be sure that our existing patents or any patents that may be granted to us in the future will be sufficient to protect our technology or will not be challenged, invalidated or circumvented. Our success also depends on our ability to operate our business without infringing, misappropriating or otherwise violating any patents and other intellectual property or proprietary rights of third parties.

The scope of patent protection for the major products that are already approved for marketing and/or in development by the Company include granted or issued patents. The main composition of matter patents claim protein-polymer conjugates of an extracellular matrix protein (e.g. fibrinogen) or a serum protein, (e.g., albumin) covalently bound to a synthetic polymer (e.g. polyethylene glycol, polaxamer), as well as uses of these compositions for treating cartilage injuries or osteoarthritis and scaffolds formed from these conjugates. Additionally, there is a family of patents claiming a unique device for effective administration of the compositions to the patient and supplies a source of UVA irradiation that initiates the crosslinking to form the scaffolds.

The scope of the claims of the granted/issued patents covers both GelrinC and GelrinP, including their uses and processes for making them, as well as supplementary protection for a specific device for administration of the compositions. In addition, there are additional pending families of applications that may provide supplementary levels of protection for improvements in the products and the processes of manufacture.

The latest family of patents and patent applications (derived from WO 2017/103924) is directed to a final product (GelrinC). The latest patent applications derived from WO 2017/103924 have already been granted in China, India and Israel. In addition, the patent application in Canada was recently allowed. Other patent applications in the WO 2017/103924 are in an examination process, which will determine if they also mature into actual patents. The product covered by WO 2017/103924 uses a ready–for–use formulation technology which is employed in the final product. WO 2017/103924 also covers a process of manufacturing of GelrinC that avoids the use of acetone, which may become forbidden under advanced guidelines for products introduced into the body. Therefore, we believe that upon approval in different territories, additional patents could provide the Company with sufficient protection from completion even after the expiration dates of the basic patent estate.

GelrinC

The Gelrin technology utilizes a conjugate of denatured fibrinogen and polyethylene glycol and the intended clinical use of this product is to treat focal cartilage injuries. We believe that the Gelrin patent applications will provide protection to the updated products and processes for their manufacture. The latest patent applications, some of which have matured to patents, are designed to protect various improvements to the earliest filed patents, including improvements to the process of production, and ready to use formulations that may be administered from pre-filled syringes and do not require in situ addition of activators prior to use.

The latest family of patent applications is derived from WO 2017/103924 (granted in China, India and Israel, allowed in Canada, and filed in other territories), and the objectives the Company aims to achieve with these applications are to seek to obtain patent protection to cover improved compositions which are being used or which may be used by the Company in the future. The improved compositions that the Company aims to protect with these applications relate to other hydrogels that are formed using Gelrin’s conjugates of polyethylene glycol and denatured fibrinogen. In particular, the conjugates are generated using an improved process that avoids the use of potentially harmful polar organic solvents and are ready for use (GelrinC). The family of patent applications derived from WO 2017/103924 are granted in China, CN 108472413, India, IN 457479 and Israel, IL 259891 and includes pending patent application Nos. US 2022/0105240, EP 3389736, CA 3006695, and JP 2023-180906, which are detailed in the table below. The pending patent applications are still in different stages of examination and may not mature into actual granted patents. Thus, there is a risk that if any one or more family members are not granted, the improved compositions will not be patent protected in their respective territory.

GelrinV and GelrinP

A second “pipeline product” of the Company is designated as GelrinV and it is a product using a conjugate of fibrinogen with a polaxamer (Pluronic) for the treatment of osteoarthritis. The product exhibits thermo-reversible gelation, is water-immiscible and can be delivered using a minimally invasive application. It is designed to a form of a paste in the cavity upon UVA irradiation.

This product is more viscous and better suited for the intended purpose of providing relief from chronic conditions including osteoarthritis. This second potential product is described by the third family of patents derived from WO 2011/07399, which was filed December 16, 2010. Patents from this family are nominally due to expire in December 2030 and include patents Nos. US 8,846,020, EP 2513294, CN 102762715 and IL 220343, which are detailed in the table below.

GelrinP derived from WO 2014/207749 filed June 24, 2014 claims an injectable curable paste that can be shaped to fill defects requiring treatment. The family of patent applications derived from WO 2014/207749 includes patents Nos. US 10,434,215, EP 3013377 and CN 105407933, which are detailed in the table below.

Additional patents

A patent derived from WO 2008/126092, patent No. US 9,624,259, that was filed April 16, 2008, claims conjugates of the serum protein albumin with PEG. This patent may be useful to supplement the protection of GelrinC which may contain albumin as well as fibrinogen.

Patents derived from or related to WO 2015/052708 filed on January 24, 2014 claim an apparatus or method for treatment of cavities in a human body. The patent applications derived include patents Nos. US 9,895,519, US 9,872,705, EP 2874546 (validated in Germany, France and the United Kingdom), CN 106232023 and IL 235270, which are detailed in the table below.

The patent portfolio of the Company includes granted patents that cover the products currently in development and additional families of patents that may provide supplementary protection for those products and further products.

Patents

As of February 10, 2026, our exclusively owned patent portfolio includes twenty-seven (27) issued patents, of which six (6) are U.S. patents and twenty-one (21) are foreign patents, with thirteen (13) of the twenty-one (21) foreign patents being nationally validated in certain European extension/validation states. In addition, one U.S. patent application and three foreign patent applications are pending. The claims of the owned patents and patent applications below are directed toward various aspects of our family of products, methods of their manufacturing, delivery device and research programs.

Effective Filing Date	Patent No.	Title	Country	Product	Type of patent protection	Expiry date
Apr. 16, 2008	US 9,624,259	Compositions and methods for scaffold formation	USA	PEG-albumin	Utility patent	Aug. 11, 2029
Dec. 16, 2010	US 8,846,020	Scaffolds formed from polymer-protein conjugates, methods of generating same and uses thereof	USA	GelrinV	Utility patent	Dec. 16, 2030.
Dec. 16, 2010	EP 2513294	Scaffolds formed from polymer-protein conjugates, methods of generating same and uses thereof	Germany, Spain, France, United Kingdom, Italy	GelrinV	Utility patent	Dec. 16, 2030
Dec. 16, 2010	CN 102762715	Scaffolds formed from polymer-protein conjugates, methods of generating same and uses thereof	China	GelrinV	Utility patent	Dec. 16, 2030

Dec. 16, 2010	IL 220343	Scaffolds formed from polymer-protein conjugates, methods of generating same and uses thereof	Israel	GelrinV	Utility patent	Dec. 16, 2030
Jun. 26, 2014	US 10,434,215	Compositions comprising a polymer-protein conjugate and an environmentally-responsive polymer and uses thereof	USA	GelrinP	Utility patents	Jun. 26, 2034
Jun. 26, 2014	EP 3013377	Compositions comprising a polymer-protein conjugate and an environmentally-responsive polymer and uses thereof	Germany, Spain, France, United Kingdom, Italy	GelrinP	Utility patents	Jun. 26, 2034
Jun. 26, 2014	CN 105407933	Compositions comprising a polymer-protein conjugate and an environmentally-responsive polymer and uses thereof	China	GelrinP	Utility patents	Jun. 26, 2034
Oct. 6, 2014	US 9,895,519	Treatment of cavities in a human body	USA	Delivery device	Utility patent	Apr. 16, 2036.
Apr. 6, 2015	US 9,872,705	Treatment of cavities in a human body	USA	Delivery device	Utility patent	Jun. 24, 2035
Oct. 6, 2014	EP 2874546	Apparatus for treatment of cavities in a human body	Germany, France, United Kingdom,	Delivery device	Utility patent	Oct. 6, 2034.
Oct. 6, 2014	CN 106232023	Apparatus for treatment of cavities in a human body	China	Delivery device	Utility patent	Oct. 6, 2034.
Oct. 6, 2014	IL 235270	Apparatus for treatment of cavities in a human body	Israel	Delivery device	Utility patent	Oct. 6, 2034
Dec. 14, 2016	CN 108472413	Organic solvent free compositions comprising protein-polymer conjugates and uses thereof	China	GelrinC	Utility patent	Dec. 14, 2036
Dec. 14, 2016	IN 457479	Organic solvent free compositions comprising protein-polymer conjugates and uses thereof	India	GelrinC	Utility patent	Dec. 14, 2036
Dec. 14, 2016	IL 259891	Organic solvent free compositions comprising protein-polymer conjugates and uses thereof	Israel	GelrinC	Utility patent	Dec. 14, 2036
Dec. 14, 2016	US 12,465,688	Organic solvent free compositions comprising protein-polymer conjugates and uses thereof	USA	GelrinC	Utility Patent	March 21, 2038

Patent applications (pending):

Filing Date	Application Publication No.	Title	Country	Product	Type of application	Projected expiry date
Dec. 14, 2016	US 2022/0105240	Organic solvent free compositions comprising protein-polymer conjugates and uses thereof	USA	GelrinC	Utility Patent	Dec. 14, 2036
Dec. 14, 2016	EP 3389736	Organic solvent free compositions comprising protein-polymer conjugates and uses thereof	Europe	GelrinC	Utility Patent	Dec. 14, 2036
Dec. 14, 2016	JP 2023-180906	Organic solvent free compositions comprising protein-polymer conjugates and uses thereof	Japan	GelrinC	Utility Patent	Dec. 14, 2036
Dec. 14, 2016	CA 3006695	Organic solvent free compositions comprising protein-polymer conjugates and uses thereof	Canada	GelrinC	Utility Patent	Dec. 14, 2036

[1]	Nominal expiration date based on earliest effective filing date. Not including any possible future patent term extensions or adjustments.

[2]	As part of our intellectual property strategy, we routinely file new patent applications aimed at protecting improvements and innovations across our product candidates and platforms. We actively manage our patent portfolio to ensure continuity of coverage, including filing newer, more targeted patent applications as older patents near expiration.

Manufacturing and Supply

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of GelrinC. We rely on one from an expanding group of contract manufacturing organizations, or CMOs, who are cGMP compliant and relevant technology qualified. The batches we used for the pivotal trial to-date were manufactured and filled at an Israeli CMO. We intend to add North American and European CMOs when we progress to additional scale-up and commercial launch needs. We currently have commercial supply agreements with our more strategic suppliers in the United States. and Europe and continue to seek additional suppliers for strategically essential materials as well.

Some of the critical materials and components used in manufacturing GelrinC are “off the shelf” components while others are custom-made components for us. We currently have two suppliers, and to our knowledge, both are GMP compliant.

The following are summary descriptions of our two supplier agreements to which we are a party.

Baxter Supply Agreement

On July 24, 2008, we entered into a supply agreement, or the Supply Agreement, with Baxter Healthcare Corporation, or Baxter, and Teva Medical (Marketing) Ltd., or Teva, which was amended and restated on January 6, 2009, pursuant to which we agreed to purchase Tisseel VHSD fibrin sealant Kit, or Tisseel, from Teva, with Teva being Baxter’s exclusive distribution agent in Israel for Tisseel, for manufacturing of GelrinC.

The Supply Agreement had an initial term of 3 years which ended on April 1, 2011 but has an ever-green clause and is automatically renewable for consecutive 1-year terms (with the exception of pricing, which will be re-negotiated 90 days prior to the expiration of the term), unless either party gives notice of termination at least 90 days prior to the then current term. The Supply Agreement may be terminated without cause by Baxter upon 90 days’ prior written notice to the other parties. In addition, either party may terminate the Supply Agreement in the event of a Voluntary Liquidation Event (as defined in the Supply Agreement), including, but not only, insolvency, and an uncured material breach.

Baxter Services Agreement

On February 27, 2018, we entered into a services agreement with Baxter, or the Baxter Services Agreement, pursuant to which we agreed to purchase certain services from Baxter in connection with Teva’s supply of Tisseel under the Agreement for manufacturing of GelrinC.

Under the Services Agreement, Baxter provides us with quality, regulatory and technical support, for up to a maximum aggregate of 40 man-hours per year for all such support. In consideration for receiving such support, we pay Baxter $60,000 per year until we receive FDA approval to market GelrinC in the United States. If we exceed the 40 hours limit, Baxter will charge us $2,500 per any additional hour. Following FDA approval to market GelrinC in the United States, we shall pay Baxter $200,000 per year during the term of this Services Agreement.

The Services Agreement has an initial term of 5 years and is automatically renewable for consecutive 5 years term. According to the Baxter Services Agreement, it at any time during the term of the Baxter Services Agreement, we decide in good faith to commence negotiations with any third party for the acquisition of all or substantially all of our stock or assets, we shall provide a written notice to Baxter at least 10 business day in advance of commencing such negotiations.

In March 2022, following Baxter establishing a local subsidiary in Israel, Teva was taken out of the Baxter Services Agreement and we are, since then, sourcing Tisseel kits from Baxter Israel directly without change in any of the terms.

Competition

We are currently unaware of any off-the-shelf product solutions in the market for cartilage knee repair. There are two main procedures available and already discussed in this Annual Report:

(i)	Microfracture, which is non-proprietary, and

(ii)	MACI, an autologous cellular (patient’s own cells) treatment procedures available from Vericel Corp., or Vericel, which is the only commercial offering in the U.S. market. If approved, GelrinC will compete in this market based on its already outlined advantages as an off-the-shelf highly cost-effective product. There are also “modified human tissue” products that are based on allogeneic cartilage matter – BioCartilage, from Arthrex GmbH, which is a paste mixed with PRP (platelet rich plasma or minced cartilage tissue) and Revaflex, a diced cadaver cartilage from ISTO Technologies Inc. These products are often dependent on cadaver tissue and are not frequently used across the patient population.

While Vericel, Arthrex GmbH and Revaflex will present us with competition, we believe that these competitors do not hold a significant market share in cartilage repair which is calculated based on their revenue, amount of procedures they perform annually and the number of cartilage repair cases currently in the market. Other potential competitors, although not yet approved for marketing, may succeed in developing products that could directly compete with GelrinC for market share in cartilage repair, but according to our belief, these other remaining potential competitors are premature, in terms of research and development, in order for us to determine or evaluate what their potential market share significance could be. An additional product named Agili-C, which was developed by CartiHeal (acquired by Smith & Nephew in January 2024), has recently been approved by the FDA. However, to the best of our knowledge, Agili-C has not yet been launched for commercialization.

If our product is approved in the United States, it is highly likely that we will face competition from Vericel. Vericel’s MACI utilizes a cellular procedure requiring two surgeries; one for the biopsy taking out a piece of health cartilage for cellular expansion, and a second which occurs approximately 10 - 12 weeks thereafter for reimplantation of the expanded cell population. This procedure costs &$40,000, with a reported recovery period of 6 weeks. This is a long, complex procedure especially compared to the &10 minute procedure for the delivery of GelrinC, which only involves one surgery.

GelrinC vs Competition in Cartilage Repair

Regentis Biomaterials

Off-the-shelf, immediate treatment

	Resorbable Hydrogel GelrinC	Cell-based Products (Maci of Vericel)	Bi-phasic plugs (AgiliC of Cartiheal)
Type of Lesion	All Types – involving multiple areas of the cartilage	Limited - small, well-defined region of the cartilage	Limited - small, well-defined region of the cartilage
Procedures Required	Single, minimally invasive	Two surgeries : Biopsy + reimplantation, 8-12 weeks duration	Single Requires removal of Healthy Bone tissue; requires drilling
Accessibility	Off-the-shelf, immediate	8-12 weeks	Requires drilling
Surgery Time	Approx. 10 min[1]	2x (1-3 hours)	45 min
Long Term Clinical Data	++	+	+-
Recovery time	2 weeks	6 weeks	N/A
Cost	<$10,000	~$38,000 - ~$45,000 (est.)[2]	~$6,000 (est.)
Market Availability	CE marked (EU) / Pivotal trial (U.S.)	U.S. only	FDA approved (2022) and CE marked
Market Cap / Sales	$23 M/ 0	$1.8 B / $55.7 M for Q3 2025[3]	Acquired by Smith+Nephew: $180 M upfront +$150 M on milestones (4)

NYSE American: RGNT

(1)	Based on Company’s internal measurements of surgery time.

(2)	Bryn M, Vannabouathong C, AlBuhairan B, Bhandari M.Cost of matrix-induced autologous chondrocyte implantation in the United States.Arthroscopy. 2021;37(12):3499–3506.e1.

(3)	Market Cap as of February 13, 2026. Net revenues of $55.7 for MACI in third quarter of 2025

(4)	https://www.smith-nephew.com/en/news/2024/01/10/20240110---sn-completes-acquisition-of-novel-cartilage-regeneration.

Research Grants

Grants under the Israeli Encouragement of Industrial and Development Law

Our research and development efforts have been financed in part through royalty-bearing and non-royalty-bearing grants in an aggregate principal amount of $2.34 million that we received from the IIA as of December 31, 2025 and December 31, 2024. With respect to the royalty-bearing grants, we are committed to pay royalties at a rate between 3% and 4.5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of SOFR applicable to U.S. dollar deposits.

Grant from the European Commission

We received an approval from the EU through EASME, for our participation in research and development activities. Pursuant to such approval, the EASME will fund research and development expenses of up to total approved budget of approximately 2.2 Million EUR as part of the Horizon 2020 Research and Innovation Framework Programme.

Government Regulation

Our products and our operations are subject to extensive regulation by the FDA and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. Our products are subject to regulation as medical devices in the United States under the FDCA, as implemented and enforced by the FDA.

United States Regulation

The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a PMA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s regulations referred to as the General Controls for Medical Devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed. We are in the process of pursuing approval of one of our product candidates under a PMA.

510(k) Clearance Marketing Pathway

 To obtain 510(k) clearance, an applicant must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed before May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (1) the same technological characteristics, or (2) different technological characteristics but the information provided in the 510(k) submission demonstrates that the device does not raise new questions of safety and effectiveness and is at least as safe and effective as the predicate device. The FDA’s 510(k) clearance process usually takes from three to twelve months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees for medical device establishments.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval or de novo classification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), de novo classification or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance, approval of a PMA, or issuance of a de novo classification. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA applications are also subject to the payment of user fees, which for fiscal year 2026 includes a standard application fee of $579,272.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. FDA may not approve a modification described in a PMA supplement, in which case the modified device cannot be marketed.

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s IDE regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk,” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective before commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Post-Market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

●	establishment registration and device listing with the FDA;

●	QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

●	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of “off-label” uses of cleared or approved products;

●	requirements related to promotional activities;

●	clearance or approval of product modifications to PMA approved devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;

●	medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

●	correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

●	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

●	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Advertising and promotion of medical devices, in addition to being regulated by the FDA, are also regulated by the FTC and by state regulatory and enforcement authorities. Recently, promotional activities for FDA-regulated products have been the subject of enforcement action brought under health care reimbursement laws and consumer protection statutes. Competitors and others can also initiate litigation relating to advertising claims under the federal Lanham Act and similar state laws. In general, if the FDA determines that our promotional materials or training constitutes promotion of an unapproved or uncleared use, then it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions. It is also possible that other federal, state, or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved or uncleared use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with any marketed products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

●	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

●	recalls, withdrawals, or administrative detention or seizure of our products;

●	operating restrictions or partial suspension or total shutdown of production;

●	refusing or delaying requests for PMA approvals of new products or modified products;

●	withdrawing PMA approvals that have already been granted;

●	refusal to grant export approvals for our products; or

●	criminal prosecution.

Coverage and Reimbursement

In the United States, our currently approved products are commonly treated as general supplies utilized in orthopedic surgery and if covered by third-party payors, are paid for as part of the surgical procedure. Outside of the United States, there are many reimbursement programs through private payors as well as government programs. In some countries, government reimbursement is the predominant program available to patients and hospitals. Our commercial success depends in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for the procedures during which our products are used. Failure by physicians, hospitals, ambulatory surgery centers and other users of our products to obtain sufficient coverage and reimbursement from third-party payors for procedures in which our products are used, or adverse changes in government and private third-party payors’ coverage and reimbursement policies could materially adversely affect our business, financial condition, results of operations and prospects.

Based on our experience to date, third-party payors generally reimburse for the surgical procedures in which our products are used only if the patient meets the established medical necessity criteria for surgery. Some payors are moving toward a managed care system and control their health care costs by limiting authorizations for surgical procedures, including elective procedures using our devices. Although no uniform policy of coverage and reimbursement among payors in the United States exists and coverage and reimbursement for procedures can differ significantly from payor to payor, reimbursement decisions by particular third-party payors may depend upon a number of factors, including the payor’s determination that use of a product is:

●	a covered benefit under its health plan;

●	appropriate and medically necessary for the specific indication;

●	cost effective; and

●	neither experimental nor investigational.

Third-party payors are increasingly auditing and challenging the prices charged for medical products and services with concern for upcoding, miscoding, using inappropriate modifiers, or billing for inappropriate care settings. Some third-party payors must approve coverage for new or innovative devices or procedures before they will reimburse health care providers who use the products or therapies. Even though a new product may have been cleared for commercial distribution by the FDA, we may find limited demand for the product unless and until reimbursement approval has been obtained from governmental and private third-party payors.

A key component in ensuring whether the appropriate payment amount is received for physician and other services, including those procedures using our products, is the existence of a common procedural terminology code, or CPT code, to describe the procedure in which the product is used. To receive payment, health care practitioners must submit claims to insurers using these codes for payment for medical services. CPT codes are assigned, maintained and annually updated by the American Medical Association and its CPT Editorial Board. If the CPT codes that apply to the procedures performed using our products are changed or deleted, reimbursement for performances of these procedures may be adversely affected.

In the United States, some insured individuals enroll in managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per capita (or per patient) basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products.

We believe the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the health care and medical device industry to reduce the costs of products and services. All third-party reimbursement programs are developing increasingly sophisticated methods of controlling health care costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, requiring second opinions before major surgery, careful review of bills, encouragement of healthier lifestyles and other preventative services and exploration of more cost-effective methods of delivering health care.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement levels. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our products are used. These updates could directly impact the demand for our products.

Health Care Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in health care systems with the stated goals of containing health care costs, improving quality or expanding access. Current and future legislative proposals to further reform health care or reduce health care costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any health care reform initiative implemented in the future could impact our revenue from the sale of our products.

In the United States, the implementation of the ACA for example, has changed health care financing and delivery by both governmental and private insurers substantially, and affected medical device manufacturers significantly. The ACA, among other things, provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain health care services through bundled payment models. Additionally, the ACA expanded eligibility criteria for Medicaid programs and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, reduced Medicare payments to providers by 2% per fiscal year and, due to subsequent legislative amendments to the statute, will remain in effect through 2031, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015, or CHIP, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments that are based on various performance measures and physicians’ participation in alternative payment models, such as accountable care organizations.

Further, the One Big Beautiful Bill Act of 2025, or OBBBA, went into effect on July 4, 2025, and greatly modified Medicaid reimbursements and enrollment. For instance, OBBBA modified Medicaid recipient enrollment requirements to include work requirements and periodic eligibility determinations, all of which could reduce Medicaid enrollment. These reforms could lower Medicaid enrollment and reduce Medicaid reimbursements for any of our product candidates.

We expect additional state and federal health care reform measures to be adopted in the future, particularly in light of the new presidential administration, some of which could limit the amounts that federal and state governments will pay for health care products and services, which could result in reduced demand for our products or additional pricing pressure.

European Union Regulation

In order to sell our products in member states of the EU, our products must comply with the general safety and performance requirements of the EU Medical Devices Regulation, or Regulation (EU) No 2017/745), which repealed and replaced the EU Medical Devices Directive (Council Directive 93/42/EEC) and the Active Implantable Medical Devices Directive (Council Directive 90/385/EEC).

Compliance with these requirements is a prerequisite to be able to affix the European Conformity, or CE, mark to our products, without which they cannot be sold or marketed in the EU. All medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the general safety and performance requirements as a practical matter, as it creates a rebuttable presumption that the device satisfies the general safety and performance requirements.

To demonstrate compliance with the general safety and performance requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I), where the manufacturer can issue an EU Declaration of Conformity based on a self-assessment of the conformity of its products with the requirements of the MDR (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the involvement of an organization designated by a member state of the EU to conduct conformity assessments, or a notified body. Depending on the relevant conformity assessment procedure, the notified body would typically audit and examine the technical documentation and the quality management system for the life cycle of our devices. If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues certificates of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU. If we fail to comply with applicable EU laws and regulations, and corresponding EU member state laws, we would be unable to affix the CE mark to our products, which would prevent us from selling them within the EU.

The aforementioned EU rules are generally applicable in the EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Non-compliance with the above requirements would also prevent us from selling our products in these three countries.

Federal, State and Foreign Fraud and Abuse and Physician Payment Transparency Laws

In addition to FDA restrictions on marketing and promotion of devices, other federal and state laws restrict our business practices. These laws include, without limitation, foreign, federal, and state anti-kickback and false claims laws, as well as transparency laws regarding payments or other items of value provided to health care providers.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal health care programs. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal health care covered business, the federal Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The majority of states also have anti-kickback laws which establish similar prohibitions and, in some cases, may apply more broadly to items or services covered by any third-party payor, including commercial insurers and self-pay patients.

The federal False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Private parties may initiate “qui tam” whistleblower lawsuits against any person or entity under the federal civil False Claims Act in the name of the government and share in the proceeds of the lawsuit.

The Civil Monetary Penalty Act of 1981 imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health care program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or offering or transferring remuneration to a federal health care beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier. These penalties include monetary fines ranging from $2,670 and $127,973 per violation and exclusion from participation in a federal health care program such as Medicare and Medicaid, meaning that items and services provided by excluded entities are not directly or separately billable to federal health care programs.

HIPAA also created additional federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Additionally, there has been a recent trend of increased foreign, federal, and state regulation of payments and transfers of value provided to health care professionals or entities. The federal Physician Payments Sunshine Act imposes annual reporting requirements on certain drug, biologics, medical supplies and device manufacturers for which payment is available under Medicare, Medicaid or CHIP for payments and other transfers of value provided by them, directly or indirectly, to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care providers, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Such obligations include payments and other transfers of value provided in the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse midwives. Certain foreign countries and U.S. states also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation and other remuneration to health care professionals and entities.

Penalties for violation of any of the health care laws described above or any other governmental regulations that apply to us include, without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of an entity’s operations.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our future business activities could be subject to challenge under one or more of such laws. Efforts to ensure that our business arrangements with third parties will comply with applicable laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other health care laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded health care programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded health care programs.

Privacy and Security of Health Information

Various federal and state laws protect the privacy and security of health information. For example, HIPAA protects the privacy and security of individually identifiable health information by limiting its use and disclosure. Many states have implemented similar laws to limit the use and disclosure of patient specific health information.

The HIPAA transaction regulations establish form, format and data content requirements for most electronic healthcare transactions, such as healthcare claims that are submitted electronically. The HIPAA privacy regulations establish comprehensive requirements relating to the use and disclosure of PHI. The HIPAA security regulations establish minimum standards for the protection of PHI that is stored or transmitted electronically. The HIPAA breach notification regulations establish the applicable requirements for notifying individuals, the HHS, and the media in the event of a data breach affecting protected health information. Violations of the privacy, security and breach notification regulations are punishable by civil and criminal penalties.

The American Recovery and Economic Reinvestment Act of 2009, or ARRA, increased the amount of civil monetary penalties that can be imposed for violations of HIPAA, and the amounts are updated annually for inflation. For 2026, penalties for HIPAA violations can range from $145 to $2,190,294 per violation with a maximum fine of $2,190,294 for identical violations during a calendar year. ARRA also authorized state attorneys general to bring civil enforcement actions under HIPAA, and attorney generals are actively engaged in enforcement. These penalties could be in addition to other penalties assessed by a state for a breach which would be considered reportable under the state’s data breach notification laws.

HITECH was enacted in conjunction with ARRA. Among other things, HITECH makes business associates of covered entities directly liable for compliance with certain HIPAA requirements, strengthens the limitations on the use and disclosure of protected health information without individual authorizations, and adopts the additional enhancements, including enforcement of noncompliance with HIPAA due to willful neglect. The changes to HIPAA enacted as part of ARRA reflect a Congressional intent that HIPAA’s privacy and security provisions be more strictly enforced. These changes have stimulated increased enforcement activity and enhanced the potential that healthcare providers and their business associates will be subject to financial penalties for violations of HIPAA. In addition, the Secretary of HHS is required to perform periodic audits to ensure covered entities (and their business associates, as that term is defined under HIPAA) comply with the applicable HIPAA requirements, increasing the likelihood that a HIPAA violation will result in an enforcement action.

In addition to the federal HIPAA regulations, many states have laws that regulate the collection, storage, use, retention, security, disclosure, transfer and other processing of health information and other confidential, sensitive and personal data. Certain of these laws grant individual rights with respect to their information, and we may be required to expend significant resources to comply with these laws. For example, various states, such as California and Washington, have implemented privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of personally identifiable information. These laws in many cases are more restrictive than, and may not be preempted by, the HIPAA rules and may be subject to varying interpretations by courts and government agencies.

Due to the rapidly changing nature of these data privacy laws, there is not always clear guidance from the respective governments and regulators regarding the interpretation of the law, which may create the risk of an inadvertent violation. Efforts to comply with these and other data privacy and security restrictions that may be enacted could require us to modify our data processing practices and policies and to incorporate privacy by design into our products and services, as well as significantly increase the cost of our operations. Failure to comply with such restrictions could subject us to criminal and civil sanctions and other penalties. In part due to the uncertainty of the legal climate, complying with regulations, and any applicable rules or guidance from self-regulatory organizations relating to privacy, data protection, information security, and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to attract or retain customers, and otherwise adversely affect our business, financial condition, and operating results.

Employees

As of the date of this Annual Report, we have three members of our senior management that are engaged as external service providers and four part-time employees. In addition, we have three part-time personnel engaged in research and development. We are not bound by any collective bargaining agreements. We consider the relationship with our employees to be good. We also use outside consultants and contractors with special expertise and skills for limited engagements, including manufacturing and quality assurance.  We plan to contract with a contract research organization that is knowledgeable and experienced in developing, testing and commercializing medical solutions.

Legal Proceedings

CSL Behring GmbH Payment Dispute

In 2019, a controversy has arisen between us and CSL whether certain unshipped minimum purchase commitments for fibrinogen from 2018 to 2020 are to be paid by us pursuant to a Framework Supply Agreement dated March 8, 2016, or Framework Supply Agreement, by and between the Company and CSL, whereby CSL agreed to supply the Company with fibrinogen. On January 14, 2020, we received a termination letter, or CSL Termination Letter. In the CSL Termination Letter, CSL demanded a total amount of $820,000, claiming it was owed the minimum purchase commitment amounts under the Framework Supply Agreement not paid by the Company in 2018 and 2019. In a subsequent correspondence, CSL additionally demanded interest and damages for lost profit, with an aggregate demand amount of $1,476,382.36. The Company has disputed CSL’s payment demand and contends that CSL’s demands are baseless under the Framework Supply Agreement, as the minimum purchase commitment under the Framework Supply Agreement is conditional upon first obtaining approval of the FDA and the European Medicines Evaluation Agency, or EMEA, and other quality and clinical milestones, none of which has occurred. Notwithstanding, CSL claimed to have obtained a valid German court order in its favor and to endeavor to seek for its enforcement in Israel. In 2024, we initiated a proceeding in Germany to annul said German court’s purported ruling. We submitted our arguments to the German court by way of a brief on April 11, 2025. In May 2025, the German court issued a judgment dismissing our annulment claim. On July 4, 2025, we came to an agreement with CSL, or the CSL Settlement, which resulted in an immediate payment of $30,000 and a payment of $300,000 by us to CSL subsequent to the closing of our initial public offering, as well as reimbursement for certain of CSL’s legal expenses and two future payments of $300,000 and $200,000 by us to CSL upon the achievement of certain global sales milestones. As of December 31, 2025, the Company has paid the $30 immediate payment and the $300 additional payment, and has not yet paid $100 reimbursement of CSL’s legal fees; accordingly, the Company recorded an accrued liability of $100 for the legal fees . The Company has not recorded a liability for the additional contingent milestone payments of $300 and $200, as achievement of the related global sales milestones is not considered probable as of December 31, 2025.

Other than the proceeding mentioned above, we are not currently a party to any material legal proceedings. We may, however, in the ordinary course of business face various claims brought by third parties and we may, from time to time, make claims or take legal actions to assert our rights, including intellectual property rights as well as claims relating to employment matters and the safety or efficacy of our products. Any of these claims could subject us to costly litigation and, while we generally believe that we have adequate insurance to cover many different types of liabilities, our insurance carriers may deny coverage, may be inadequately capitalized to pay on valid claims, or our policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on our operations, cash flows and financial position. Additionally, any such claims, whether or not successful, could damage our reputation and business.

Environmental, Health, and Safety Matters

We are subject to various federal, state and local laws and regulations relating to the protection of the environment, human health and safety in the U.S. and in other jurisdictions in which we operate. If we violate these laws and regulations, we could be fined, criminally charged or otherwise sanctioned by regulators. Environmental laws and regulations are complex, change frequently and have become more stringent over time. The regulatory landscape continues to evolve, and we anticipate additional regulations in the near future. Laws and regulations are implemented and under consideration to mitigate the effects of climate change mainly caused by greenhouse gas emissions. Our business is not energy intensive. Therefore, we do not anticipate being subject to a cap and trade system or other mitigation measure that would materially impact our capital expenditures, operations or competitive position. We believe that our operations currently comply in all material respects with applicable environmental laws and regulations.

C. Organizational Structure

Our organizational structure consists of Regentis Biomaterials Ltd. We have no subsidiaries.

D. Property, Plant and Equipment

Our principle executive offices are located in Herzliya, Israel. We do not have manufacturing facilities. We operate out of our offices in Herzliya 4676652, Israel that are being provided for a monthly fee of $5,500 (including $3,000 for administrative expenses). We expect to lease additional space as we expand the team , potentially during 2026.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Item 3.A.-Selected Financial Data” and our financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.-Risk Factors” and elsewhere in this Annual Report in Form 20-F.

Overview

We are a regenerative medicine company dedicated to developing innovative tissue repair solutions that seek to restore the health and enhance the quality of life of patients. Our current efforts are focused on orthopedic treatments using our Gelrin platform based on degradable hydrogel implants to regenerate damaged or diseased tissue. Gelrin is a unique hydrogel matrix of polyethylene glycol diacrylate (a polymer involved in tissue engineering) and denatured fibrinogen (a biologically inactivated protein that normally has a role in blood clotting). Our lead product candidate is GelrinC, a cell-free, off-the-shelf hydrogel that is cured into an implant in the knee for the treatment of painful injuries to articular knee cartilage. GelrinC was approved as a device, with a Conformité Européene, or CE, mark in Europe, in 2017 (number 3900600CE02); we plan to identify strategic partners in Europe to bring our product to market. While we currently do not have any strategic partners in place in Europe, we plan to engage strategic partners in Europe in the future.

With GelrinC, we aim to bring to market a product for the therapy of an unmet need for the large market of cartilage injuries in the knee. Because GelrinC serves as an impenetrable barrier that stops cells from migrating away from the wound’s edges, we believe our product is the only product that helps to regenerate cartilage inwards from the edges of the cell walls. Creating new contiguous tissue is not the natural, lowest energy, alternative for cartilage cells. If such cells were left alone, they would tend to migrate and either not create new cartilage tissue or create cartilage tissue that is fibrotic (containing an excessive deposition of extracellular matrix, leading gradually to the disturbance and finally to loss of the original tissue architecture and function). By GelrinC creating such impenetrable barrier and thereby preventing the migration of the cells, the cells are forced to take a different route of creating aggregate and contiguous tissue. Unlike GelrinC, cellular products used by competing companies require a plug of two layers of which the lower layer is a mineral scaffold, which is a foreign body material that has been engineered to be inserted into the bone tissue even though the bone is often healthy. Additionally, GelrinC does not have any biological activity. As a result, we believe our product offers a simple and economic procedure, which we believe will allow patients to recover quickly with potentially long-term outcomes.

Components of Our Results of Operations

Revenue

We have not recognized any revenue to date, we plan to start commercialization in Europe and to sell our products but we do not expect to and we do not expect to generate material revenue in the near future.

Research and Development Expenses

Research and development activities are our primary focus. We do not believe that it is possible at this time to accurately project total expenses required for us to reach the point at which we will be ready to out-license our technologies. Development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast whether and when collaboration arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements. We also received non-royalty bearing grant from the European Union through the European Commission Executive Agency for Small and Medium-sized Enterprises as part of the Horizon 2020 Research and Innovative Framework Programme, or the Horizon 2020 Grant. The Horizon 2020 Grant was fully recognized in the year ended December 31, 2024, as a reduction in research and development expense. With the capital raised in our initial public offering, we expect our research and development expenses to increase over the next several years as our development program progresses mainly with the continuation of the Pivotal Study and later on PMA submission . We would also expect to incur increased research and development expenses if we were to identify and develop additional technologies.

Research and development expenses include the following:

●	employee-related expenses, such as salaries;

●	expenses relating to outsourced and contracted services, such as consulting, research and advisory services;

●	Material supply for the Pivotal Study and development costs; and

●	expenses incurred in operating our small-scale equipment.

We recognize research and development expenses as we incur them.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, facility costs and maintenance expenses, and external professional service costs, including legal, accounting, audit, finance, business development, investor relations and human resource services, and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential commercialization of our products. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax related services associated with maintaining compliance with NYSE American and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

Finance Income (expenses), Net

Our finance income (expense), net consist primarily of changes in fair value of convertible notes, change in fair value of warrant liability, bank management fees and commissions and exchange rate differences expenses. The financial income recorded from the change in fair value of convertible notes and change in fair value of warrant liability was mainly due to the change in Company’s assumptions used in the valuation of these instruments.

Income Taxes

We have yet to generate taxable income in Israel. As of December 31, 2025, our operating tax loss carryforwards were approximately $48.3 million. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

A. Operating Results

The table below provides our results of operations for the years ended December 31, 2025, 2024, and 2023.

	For the Year Ended December 31,
	2025	2024	2023

Operating expenses:
Research and development expenses:
Horizon 2020 grant	$-	$2,306	-
Research and development expenses	(331)	(662)	(806)
Research and development expenses, net	(331)	1,644	(806)
General and administrative expenses	(6,637)	(712)	(1,125)

Operating profit (loss)	(6,968)	932	(1,931)

Financial income (expense), net:
Changes in fair value of convertible notes	(4,936)	3,483	(2,019)
Changes in fair value of warrant liability	160	463	62
Other financing expense, net	(1,904)	(77)	(244)

Financial income (expense), net	(6,680)	3,869	(2,201)

Net income (loss) and comprehensive income (loss)	$(13,648)	$4,801	(4,132)

Basic and diluted net income (loss) per share	$(24.16)	$1.72	(24.09)

Weighted average number of ordinary shares used in computing basic and diluted net income / (loss) per share	566,744	2,765,850	173,508

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Research and development expenses

Research and development expenses increased by approximately $2 million or 120.1%, to an expense of approximately $331 thousand for the year ended December 31, 2025, compared to $1.6 million income for the year ended December 31, 2024. The increase resulted mainly from the Horizon 2020 Grant which was accounted for in 2024 and reduction caused due to the provision booked in 2024 for the settlement with CSL.

General and administrative expenses

General and administrative expenses increased by approximately $5.9 million, or 832.2%, to approximately $6.6 million for the year ended December 31, 2025, compared to approximately $712 thousand for the year ended December 31, 2024. The increase resulted mainly from non-cash share-based compensation expenses pertinent to option grants during 2025 to our Chairman of the Board and Chief Executive Officer, employees and service providers in the amount of $5.4 million and from special bonus granted to the Company’s Chairman of the Board following the closing of the Company’s IPO.

Finance income (expense)

Finance income (expenses), net decreased by approximately $10.5 million, or 272.6%, to approximately $6.7 million finance expense, net for the year ended December 31, 2025, compared to finance income, net of approximately $3.9 million finance expense for the year ended December 31, 2024. The decrease resulted mainly from change in fair value of convertible notes in the amount of $8.7 million, share based payment expenses in the amount of $1.7 million recorded following the grant of warrants to certain lenders of the Company following Company’s IPO and from a change in fair value of warrant liability.

Net income (loss)

Net loss increased by approximately $18.4 million to approximately $13.6 million net loss for the year ended December 31, 2025, compared to $4.8 million net income for the year ended December 31, 2024. The increase resulted mainly from an increase in our general and administrative expenses, increase in our finance expense and from the completion of Horizon 2020 project funding during 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Research and development expenses

Research and development expenses decreased by approximately $2.5 million or 303.9%, to approximately income of $1.6 million thousand for the year ended December 31, 2024, compared to $806 thousand for the year ended December 31, 2023. The decrease resulted mainly from the Horizon 2020 Grant, and from a decrease in subcontractors’ expenses due to lower research and development activity during 2024 partly offset by an increase in expenses related to CSL Settlement, which was recorded during 2024.

General and administrative expenses

General and administrative expenses decreased by approximately $413 thousand, or 36.7%, to approximately $712 thousand for the year ended December 31, 2024, compared to approximately $1.1 million for the year ended December 31, 2023. The decrease resulted mainly from a decrease in professional fees due to the recognition of prepaid issuance costs associated with the former initial public offering process, recognized as expense following the entry into the business combination agreement, or BCA, with OceanTech Corp. during the second quarter of 2023 and additional expenses associated with the BCA.

Finance income (expense)

Finance expenses decreased by approximately $6.1 million, or 275.8%, to approximately $3.9 million finance income for the year ended December 31, 2024, compared to approximately $2.2 million finance expense for the year ended December 31, 2023. The decrease resulted mainly from change in fair value of convertible notes driven mainly from decrease in IPO probability in convertible notes fair value assessment and a change in fair value of warrant liability.

Net income (loss)

Net loss decreased by approximately $8.9 million to approximately $4.8 million net income for the year ended December 31, 2024, compared to $4.1 million net loss for the year ended December 31, 2023. The decrease was mainly the result of an increase in our finance income and from the Horizon 2020 Grant.

Recent Accounting Pronouncements

Certain recently issued accounting pronouncements are discussed in Note 2, Significant Accounting Policies, to the financial statements included in “Item 18. Financial Statements” of this Annual Report.

JOBS Act

Under the JOBS Act, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an “emerging growth company” to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. Although we meet the definition of an “emerging growth company” and we have elected not to use this extended transition period for complying with new or revised accounting standards.

B. Liquidity and Capital Resources

Since our inception, we have incurred losses and negative cash flows from our operations. For the year ended December 31, 2025, we had a loss of $13.6 million and net cash of $1.4 million was used in our operating activities.  As of December 31, 2025, we had an accumulated deficit of approximately $55.8 million. As of December 31, 2025, our cash and cash equivalents totaled approximately $7.4 million. Based on our current plans, we believe that our existing cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through February 2027.

Through December 31, 2025, we have financed our operations primarily through private placements, convertible loans and short-term loans, other than our IPO as discussed below. Total invested capital excluding the IPO as of December 31, 2025 was $36.2 million, which included ordinary shares, Preferred Shares and warrants to purchase Preferred Shares.

On December 5, 2025, we closed our initial public offering of 1,250,000 ordinary shares. The ordinary shares were sold at an initial public offering price of $8.00 per ordinary share. In connection with the IPO, we received aggregate gross proceeds of approximately $10 million, before deducting underwriting discounts, commissions and before offering expenses.

The following table summarizes our statement of cash flows for the years ended December 31, 2025, December 31, 2024 and December 31, 2023:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2025	2024	2023
Net cash (used in) operating activities	$(1,375)	(641)	$(1,220)
Net cash used in investing activities	-	-	-
Net cash provided by financing activities	8,524	525	325
(Decrease) Increase in cash and cash equivalents	$7,149	(116)	$(895)

Net cash used in operating activities

Net cash used in operating activities

Net cash used in operating activities for the year ended December 31, 2025 was $1.4 million, compared to $0.6 million in 2024. The increase resulted mainly from expenses related to preparing the company for its IPO in December 2025 and partial repayment of 2024's liabilities.

Net cash used in operating activities for the year ended December 31, 2024 was $0.6 million, compared to $1.2 million in 2023. This decrease is mainly due to receipt of approval from EASME in April 2024 and lower professional fees.

Net cash used in investing activities

There was no net cash used in investing activities during the years ended December 31, 2025, 2024 and 2023.

Net cash provided by financing activities

Net cash provided by financing activities increased by approximately $8.0 million, to approximately $8.5 million for the year ended December 31, 2025 compared to $0.5 million for the year ended December 31, 2024. The increase resulted mainly from Company’s IPO in December 2025.

Net cash provided by financing activities increased by approximately $0.2 million, to approximately $0.5 million for the year ended December 31, 2024 compared to $0.3 million for the year ended December 31, 2023. This increase was due to higher proceeds from short-term loan in 2024.

Funding Requirements

We have incurred losses from operations since the inception, resulting in an accumulated deficit on December 31, 2025 of approximately $55.8 million. We anticipate that we will continue to incur net losses for the foreseeable future. We believe that our existing cash and cash equivalents will be sufficient to fund our projected cash needs until February 2027. To meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favorable terms or even available to us. Such conditions raise substantial doubts about our ability to continue as a going concern. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

Our future capital requirements will depend on many factors, including, but not limited to:

●	the progress and costs of our research and development activities;

●	the costs of development and expansion of our operational infrastructure;

●	our ability, or that of our collaborators, to achieve development milestones and other events or developments under potential future licensing agreements;

●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our technologies;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves, once our technologies are developed and ready for commercialization;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products or technology;

●	the magnitude of our general and administrative expenses; and

●	any additional costs that we may incur under future in- and out-licensing arrangements relating to our technologies and futures products.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through capital raising or by out-licensing and/or co-developing applications of one or more of our product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available on favorable terms, or at all, we may be required to delay, reduce the scope of or eliminate research or development efforts or plans for commercialization with respect to our technologies and make necessary change to our operations to reduce the level of our expenditures in line with available resources.

We are a development-stage technology company and it is not possible for us to predict with any degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are described herein.

C. Research and Development, Patents and Licenses

See above, under Item 5 - “Research and Development Expenses.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospects-Components of Our Results of Operations” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We describe our significant accounting policies and estimates in Note 2 to our annual financial statements contained elsewhere in this Annual Report. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with U.S. GAAP.

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in the financial statements. On a periodic basis, we evaluate our estimates, including those related to share-based compensation and derivatives. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

We evaluated the convertible notes in accordance with ASC 470 “Debt”, or ASC 470. The proceeds from the issuance of notes or loan with conversion features that are determined to not be beneficial are allocated entirely to liabilities in accordance with ASC 470. As part of the convertible loan fair value measurement, we use significant estimates which include discount rate, probabilities for the occurrence of an IPO, exit event and failure and expected convertible notes terms.

Additionally, we evaluated the outstanding warrants in accordance with ASC 815 “Derivatives and Hedging - Contracts in Entity’s Own Equity”, or ASC 815. Warrants which are freestanding instruments, are considered a liability and measured at fair value as the ordinary shares underlying the warrants contain liquidation preferences upon certain “deemed liquidation events” that are not solely within the Company’s control, and which are considered in-substance contingent redemption features. As part of the warrants fair value measurement, we use significant estimates which include discount rate, probabilities for the occurrence of an IPO, exit event and failure and expected warrants terms.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors, including their ages as of the date of this Annual Report:

Name	Age	Position
Dr. Ehud Geller	78	Chairman and Chief Executive Officer
Ori Gon	44	Chief Financial Officer
Arie Gordashnikov	42	Chief Accounting Officer
Galit Reske	54	Chief Medical Officer(3)
Jeff Dykan	67	Director
Keith Valentine	56	Director(1)
Efraim Cohen-Arazi	70	Director (1)
Pini Ben-Elazar	52	Director (1)(2)
Dr. Susan Alpert	76	Director (1)(2)

(1)	Indicates an Independent Director and a member of our Audit Committee and Compensation Committee.

(2)	Each of Mr. Ben-Elazar and Dr. Alpert serve as an external director under the Companies Law.

(3)	Dr. Reske was appointed as our Chief Medical Officer in February 2026, and it is anticipated that she will begin work in April 2026.

Dr. Ehud Geller, Chairman of the Board of Directors and Chief Executive Officer

Dr. Ehud Geller has served as the Chairman of our Board of Directors since 2007 and as our Chief Executive Officer since December 31, 2025. Mr. Geller has also served as the Chairman of the Board of Directors of PRF Technologies Ltd. (Nasdaq: PRFX) since November 2008, and serves as its Interim Chief Executive Officer since September 2024. Since 1995, Dr. Geller has served as the General Partner of Medica Venture Partners.  Between 1979 and 1985, Dr. Geller was President of the Pharmaceutical Division of Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) and Executive VP of the Teva Group. At Teva, he led the acquisition of Ikapharm Ltd. He served as the President and Chief Executive Officer of Interpharm Laboratories, Ltd. from 1985 to 1990. During these years he also served as head of the Israeli Pharmaceutical Manufacturers Association and as a Board Member on the Tel Aviv Stock Exchange. Dr. Geller has a B.Sc. degree in Chemical Engineering, an MBA degree from Columbia University/Drexel Institute and a Ph.D. degree in Pharmaceutical/Chemical Engineering from Drexel Institute, Philadelphia. Since 1995, he has been the General Partner of Medica Venture Partners.  Mr. Geller was selected to serve on the board of directors as Chairman due to his significant experience leading and growing companies in the pharmaceutical industry and his significant leadership experience. His experience leading the Company’s management and the depth of his knowledge of our business enable him to provide valuable leadership on complex business matters that we face on an ongoing basis. Dr. Geller will devote approximately 50% of his time to the Company, as an executive Chairman and Chief Executive Officer, as he also is currently employed by Medica Venture Partners.

Mr. Arie Gordashnikov, CPA, Chief Accounting Officer Formerly Chief Financial Officer

Mr. Arie Gordashnikov has been our Chief Accounting Officer since February 2026 and was formerly our Chief Financial Officer from October 2022 until January 2026. He has served as Head of Initial Public Offering, or IPO, and Mergers and Acquisitions Department at Shimony Yosef Certified Public Accountant (Isr.), or Shimony, since 2018. Mr. Gordashnikov has over 15 years’ experience in accounting, auditing and finance of Hi-Tech and biotechnology companies. Before joining Shimony, Mr. Gordashnikov was an audit manager at Ernst & Young Israel. Mr. Gordashnikov holds an MBA degree from Tel Aviv University in financial management, a B.A. in Accounting and Economics from Hebrew University of Jerusalem and has been a licensed CPA since 2012.

Ori Gon, Chief Financial Officer

Mr. Gon has been our Chief Financial Officer since February 2026. Mr. Gon brings over 15 years of financial leadership experience across public and private enterprises and medical technology. Most recently, starting in March 2022 he served as Chief Financial Officer at Tactile Mobility, a sensing and data analytics company focused on advanced automotive and mobility applications. Prior to that, he held senior financial leadership roles at ReWalk Robotics, Inc., now Nasdaq-listed Lifeward Ltd., a pioneer in wearable robotic exoskeletons for individuals with lower limb disabilities from August 2015 until February 2022. Earlier in his career, he was Controller at On Track Innovations Ltd., a Nasdaq- and Neuer Markt-listed fintech company from November 2012 until August 2015. He began his professional career as an auditor at KPMG Israel from November 2008 until November 2012. Mr. Gon received his Bachelor’s Degree in Accounting and Finance from the Hebrew University of Jerusalem.

Dr. Galit Reske, Chief Medical Officer

Dr. Reske was appointed as our Chief Medical Officer in February 2026, with an anticipated employment start date in April 2026. From 2017 to 2026, Dr. Reske served as Director of Clinical Operations at CartiHeal, where she played a central role in the clinical and regulatory advancement of Agili-C™, a novel cartilage and osteochondral repair implant. During her tenure, she led the company’s IDE Pivotal Study, managing clinical trials across more than 30 sites in the U.S., Europe, and Israel, and oversaw all aspects of clinical operations, clinical regulations, data management, and medical writing. Prior, she held senior clinical positions including Manager of Clinical Department at TechnoSTAT, where she managed global Phase I-IV clinical studies across multiple therapeutic areas for pharmaceutical and medical device companies. She also served as Medical Product Specialist at Biovo Technologies and Clinical Trials Manager at CRO Consultants. Dr. Reske holds a PhD in Molecular Biology from the Hebrew University of Jerusalem.

Jeff Dykan, CPA, Director

Jeff Dykan has served on our Board of Directors since 2005. He was appointed by our shareholder SCP Vitalife. Since 2002 Mr. Dykan has been a director of Vitalife Partners Management LP, the general partner of Vitalife, and since 2007 has been a director of its successor fund, SCP Vitalife GP, the corporate general partner of the common general partner of SCP Vitalife Partners II L.P. and its affiliate SCP Vitalife Partners (Israel) II L.P. He has also served as a managing member of SCP Vitalife Management Company, LLC and SCP Vitalife Management Israel Ltd., which by contract provides certain management services to the common general partner of SCP Vitalife. Mr. Dykan was a member of the American Institute of Certified Public Accountants from 1982 through 2021 and holds a B.Sc. in accounting and management and an M.B.A. in computer applications, both from New York University.

Keith Valentine, Director

Keith Valentine has served on our Board of Directors since 2015. Mr. Valentine has over 30 years of direct spine and orthopedics industry experience. Mr. Valentine has served as President, Chief Executive Officer and member of the board of directors of Intrinsic Therapeutics, Inc., or Intrinsic Therapeutics, a medical technology company driving to change the standard of care for lumbar discectomy patients with large annular defects by reducing reoperations for reherniations, since May 2025. Prior to joining Intrinsic Therapeutics, Mr. Valentine was most recently President and Chief Executive Officer of Orthofix, Inc. (Nasdaq: OFIX), a global spine and orthopedics company, following its merger with SeaSpine, Inc., or SeaSpine, in 2023. Prior to the merger in 2023, Mr. Valentine served as Chief Executive Officer and President of SeaSpine, a global medical technology company focused on the design, development, and commercialization of surgical solutions for the treatment of spinal disorders, beginning in 2015. Prior to joining SeaSpine, Mr. Valentine served in various leadership capacities at NuVasive, Inc. from 2001 to 2015, including, most recently, as President and Chief Operating Officer, and before that, in senior executive roles in marketing, development and operations. From 1992 through 2000, Mr. Valentine held leadership positions with Medtronic Spine LLC, most recently as that company’s Vice President of Marketing. He currently serves as Chairman of the board of directors of LocateBio Ltd., a private UK MedTech company with industry-leading rhBMP-2 delivery and tissue scaffold capabilities. Mr. Valentine has served as a director of Alphatec Holdings, Inc. (Nasdaq: ATEC), or Alphatec, since July 2024. Prior to his time as a director of Alphatec, Mr. Valentine served as special advisor to their board of directors from October 2023 until his election in 2024. Mr. Valentine previously served on the board of directors of SI-Bone, Inc (Nasdaq: SIBN), a developer of minimally invasive surgical treatments for sacroiliac joint disorders and sacral fixation for spine surgery, from 2015 until 2024. Mr. Valentine holds a B.B.A. degree in Management and Biomedical Sciences from Western Michigan University.

Efraim Cohen-Arazi, Director

Mr. Cohen-Arazi was the Co-Founder & Chief Executive Officer of Rainbow Medical, a leading Israeli medical device innovation house since 2008. From 2004 to 2006 Mr. Cohen-Arazi served as the Chief Executive Officer and Co-Founder of IntecPharma Ltd. and as Chairman of CollPlant Ltd. since 2006. Mr. Cohen-Arazi served as a director in numerous biotech/medtech companies since 2005, and currently serves as a director in PainReform Ltd. (Nasdaq: PRFX ). Mr. Cohen-Arazi was the Senior VP Head of Operations at Immunex Corporation in Seattle, Washington until 2002 when it was acquired by Amgen, where he served as VP and General Manager of the TO site in California. Mr. Cohen Arazi served at Merck-Serono Group in Switzerland and Israel between 1988 and 2000. Mr. Cohen-Arazi received a M.Sc. degree from the Hebrew University of Jerusalem, Israel.

Pini Ben-Elazar, Director

Pini Ben-Elazar is a very experienced executive as a Chief Executive Officer and as a director with over 25 years of successful experience in the healthcare industry. He is a change and growth leader providing fiscal, strategic and operations leadership in uniquely challenging situations, and is a professional negotiator harnessing effective and creative thinking and communicating skills. Mr. Ben-Elazar currently serves as the Chief Executive Officer of Mor Research Applications, Tech Transfer Office of Clalit Health Services in Israel since 2003. He is also a director in numerous healthcare companies among them: Ceretrieve, Enox, DreamMed Diabetes, Data2Life, NGS, APX ophthalmology, Zebra Medical Vision, and Galil Ofek. Mr. Ben-Elazar holds an MBA from Johnson& Wales University, Providence, RI since 1996, a B.Sc in Hospitality Management, Johnson & Wales University, Providence, RI, and completed the studies of the 8400 Health Network Leadership Program, Harvard Business School, in 2019.

Dr. Susan Alpert, Director

Dr. Susan Alpert is currently the principle of SFADC LLC (aka SFA Regulatory, LLC) since 2019, a one-person firm focused on the strategies needed to place medical devices and other medical products into the global market. She was a Corporate Senior Vice President for Global Regulatory at Medtronic, Inc. and prior to that VP Regulatory Science at C.R. Bard, Inc. She previously worked at the U.S. FDA where she held a variety of management positions in the centers dealing with drugs, devices and radiological health, and foods. She was Director of the Office of Device Evaluation from 1993-1999. Dr. Alpert is a microbiologist and pediatrician with a specialty in infectious diseases. She completed her undergraduate degree at Barnard College, Columbia University in New York City, holds a master’s degree and Ph.D. in Biomedical Sciences from New York University and a medical degree from the University of Miami (Florida). Dr. Alpert is a member of several non-profit and for-profit boards.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.45 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of seven persons as of December 31, 2025.	$619,000	$-	$4,072,000

The following table presents information regarding compensation reflected in our financial statements for most highly compensated office holders, as of December 31, 2025.

	Salary		Bonus	Value of Options Granted(4)	Other	Total
Name and Position	(USD in thousands)
Ehud Geller Executive Chairman and Chief Executive Officer	-	(1)	500,000	3,742,000	-	4,242,000

Dr. Eli Hazum Former Chief Executive Officer	-	(1)	-	-	-	-

Arie Gordashnikov Chief Accounting Officer and Former Chief Financial Officer(5)	63,000	(2)	50,000	-	-	113,000

Mr. Pini Ben-Elazar Director	6,000	(3)	-	330,000	-	336,000

(1)	Salary includes gross salary plus payment of social benefits made by us on behalf of such person. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security payments and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Amount represents consulting fee.

(3)	Amount represents fees for Board service.

(4)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2025 with respect to all options granted to such person. Assumptions and key variables used in the calculation of such amounts are discussed in Note 11 of our financial statements.

(5)	Mr. Gordashnikov was our Chief Financial Officer until February 2026 and now serves as our Chief Accounting Officer.

As of December 31, 2025, options to purchase 542,328 ordinary shares granted to our directors were outstanding under our Option Plan at an exercise price between NIS 0.004 per share and $1.46 per share. The following table sets forth information regarding options granted to our executive officers and directors during the year ended December 31, 2025:

Name	Grant Date	Stock Options	Exercise Price		Expiration Date
Keith Valentine	September 2015	37,500		$1.46	January 2029
Mr. Ehud Geller	January 2025 and December 2025	465,533	NIS	0.004	Ten-year-anniversary of the grant date
Mr. Pini Ben-Elazar	January 2025	39,295	NIS	0.004	Ten-year-anniversary of the grant date

As approved by our board of directors, we granted options to purchase up to 39,295 ordinary shares and up to 465,533 ordinary shares to Mr. Pini Ben-Elazar and Dr. Ehud Geller, respectively. The options have an exercise price of NIS 0.004 and will expire on the ten-year-anniversary of the grant date.

In addition, on March 20, 2025, our shareholders approved a one-time payment to Mr. Ehud Geller in the amount of $500,000 in consideration of his services to the Company since 2019, for which he has not received compensation. Subsequent to the shareholders’ approval of the payment, Mr. Geller agreed that $250,000 paid upon completion of our initial public offering and the remainder will be deferred until the Company completes a future fundraising.

Engagement Agreements with Executive Officers

We have entered into written engagement or consultancy agreements with each of our executive officers, including our Chairman and Chief Executive officer, Dr. Ehud Geller. These agreements are terminable by either party upon 60 days’ prior written notice. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. None of such agreements contain any terms providing for severance benefits. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we intend to enter into indemnification agreements, with each executive officer and director pursuant to which we will indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers’ insurance.

Pursuant to the agreement with Dr. Geller, upon the successful consummation of our initial public offering he became entitled to an annual salary of $250,000, as well as an equity grant of 11,314  options, fully vested, having an exercise price equal to NIS 0.01 per option. Finally, Dr. Geller became entitled to a cash bonus in the amount of $500,000.

We also entered into a Chief Financial Officer Services Agreement, or the CFO Services Agreement, dated December 5, 2022, with Shimony, pursuant to which the Company retains CFO services from Shimony that are provided by Mr. Arie Gordashnikov. Mr. Gordashnikov, who has been engaged by the Company since October 1, 2022, previously served as the Chief Financial Officer of the Company (and currently serves as the Chief Accounting Officer) and devotes all of the time and effort required for our business and activities on a full-time basis. Pursuant to the CFO Services Agreement, the Company pays Shimony $3,000 per month plus Value-Added Tax for Mr. Gordashnikov’s services from such time as the Company completes an IPO. The CFO Services Agreement may be terminated by either the Company or Shimony upon 60 days’ prior written notice. The CFO Services Agreement further provides that Mr. Gordashnikov shall not provide CFO services to any third party and shall not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company. The CFO Services Agreement also includes standard non-compete, non-solicitation and confidentiality provisions. In addition, Mr. Gordashnikov will enter into a standard indemnification agreement with the Company.  In February 2026, Mr. Gordashnikov was replaced by Mr. Gon. Mr. Gordashnikov continues to provide financial service to the Company as Company’s Chief Accounting Officer.

For a description of the terms of our options and option plans, see “Share Ownership—Equity Incentive Plan” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

C. Board Practices

Foreign Private Issuer Status

The NYSE American Company Guide permits foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of certain otherwise applicable corporate governance standards of the NYSE American.

The application of such exemptions requires that we disclose any significant ways in which our corporate governance practices differ from the NYSE American corporate governance standards that we do not follow. We do not comply with the NYSE American requirement that a majority of our board of directors be independent, nor with the NYSE American requirement that independent directors meet at regularly scheduled executive sessions at which only independent directors are present. Neither Israeli securities laws nor Israeli corporate law requires that we comply with these requirements. In addition, we do not intend to comply with NYSE American shareholder approval requirements for certain issuances of securities, including in connection with certain acquisitions, equity compensation plans and certain issuances below market value, except to the extent shareholder approval is required under Israeli law, including where the transaction constitutes a “related party transaction” or is otherwise structured in a manner that requires shareholder approval under the Israeli Companies Law, in which case we intend to comply with applicable Israeli law requirements.

Corporate Governance

Except as stated above and in “Item 16G. Corporate Governance”, we comply with the rules generally applicable to U.S. domestic companies listed on NYSE American. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE American listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on NYSE American, may provide less protection than is accorded to investors under the NYSE American rules applicable to U.S. domestic issuers.

Our amended and restated articles of association provide that we may have between five (5) and eight (8) directors, including directors who serve as external directors under the Companies Law. Our board of directors consists of five (5) directors. Other than our external directors (if any), our directors are elected by an ordinary resolution at an annual general meeting of our shareholders. Our directors are divided into three classes (as nearly equal in number as practicable), class I, class II and class III, that are each elected at the third annual general meeting of our shareholders, in a staggered fashion (such that one class is elected each annual general meeting), and serve on our board of directors, unless they are removed by a majority of the shares voted at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

Because our ordinary shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors up for election or re-election, subject to the special approval requirements for external directors.

In addition, if a director’s office becomes vacant, the remaining serving directors may continue to act in any manner, provided that their number is of the minimal number specified in our amended and restated articles of association. If the number of serving directors is lower than such minimum number, then our board of directors may not exercise their authorities according to our amended and restated articles of association, except to convene a general meeting with an agenda to elect directors to fill any our vacancies, to establish a lower minimum of directors or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to our amended and restated articles of association.

Pursuant to the Companies Law and our amended and restated articles of association, a resolution proposed at any meeting of our board of directors at which a quorum is present is adopted if approved by a vote of a majority of the directors present and voting. A quorum of the board of directors requires at least 50.0% the directors then in office who are lawfully entitled to participate in the meeting, on their own or through alternates, unless otherwise determined the general meeting.

Under the Companies Law, neither the chief executive officer of a public company nor any of his or her relatives may serve as the chairman of the board of directors of the company, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years (or in certain cases, five years) from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either:

●	at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

●	the total number of shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted against the proposal does not exceed 2% of the aggregate voting rights in the company.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least two directors with the requisite financial and accounting expertise. The board of directors has determined that and have the requisite financial and accounting expertise.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the NYSE American, are required to appoint at least two external directors.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of the following, or an affiliated entity: (1) us; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not be appointed as an external director if the person has any affiliation to the chairman of the board of directors, the chief executive officer (referred to in the Companies Law as a general manager), any shareholder holding 5.0% or more of the company’s shares or voting rights or the most senior financial officer as of the date of the person’s appointment.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The term affiliation includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any affiliated entity, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if at the same time a director from another company is serving as an external director in the company.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NYSE American rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Until the lapse of a two-year period from the date that an external director of a company ceases to act in such capacity, the company in which such external director served, and its controlling shareholder or any entity under control of such controlling shareholder may not, directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including by way of (i) the appointment of such former director or his or her spouse or his child as an officer in the company or in an entity controlled by the company’s controlling shareholder, (ii) the employment of such former director, and (iii) the engagement, directly or indirectly, of such former director as a provider of professional services for compensation, directly or indirectly, including via an entity under his or her control. With respect to a relative who is not a spouse or a child, such limitations only apply for one year from the date such external director ceased to be engaged in such capacity.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by shareholders who are non-controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

●	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director, against the election of the external director, does not exceed 2% of the aggregate voting rights in the company

External directors are to be elected by the Special Majority vote at a shareholders’ meeting.

Under the Companies Law, the initial term of an external director is three years and may be extended for two additional three-year terms. Notwithstanding, the Companies Regulations (Reliefs for Israeli Public Companies Listed on Stock Exchanges Outside of Israel) 5760-2000 as amended in April 2024 (the “Regulations for Israeli Companies Traded Overseas”), provide a relief in relation to the appointment of external directors for additional terms subject to the approval of the Company shareholders and provided that the Audit Committee, and subsequently the Board of Directors, confirmed that in light of the expertise and special contribution of the external director to the work of the Board of Directors and its committees, the appointment for an additional term of office is in the best interest of the Company. Both external directors must serve on every committee that is empowered to exercise one of the functions of the Board of Directors.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NYSE American Rules, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same requirements as if elected for the first two additional three-year terms (as described above).

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election, after receiving the board of directors’ arguments for such removal, or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that is authorized to exercise the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

Code of Conduct

The board has adopted a written Code of Business Conduct and Ethics, orthe Code. that applies to our officers (including without limitation, the CEO and CFO), employees and directors of the Company and promotes, among other things, honest and ethical conduct. The Code meets the requirements for a “code of ethics” within the meaning of Form 20-F. We will provide to any person without charge, upon request by mail or by telephone, a copy of our Code.

Monitoring Compliance with the Code of Conduct

The audit committee will assist our board with the monitoring of compliance with the Code, and will be responsible for considering any waivers therefrom (other than waivers applicable to our directors or executive officers, which shall be subject to review by our Board as a whole).

Requirement for Directors and Officers to Disclose Interest in a Contract or Transaction

In accordance with the Companies Law, each director and officer must disclose the nature and extent of any interest that he or she has in a material contract or material transaction whether made or proposed with us, if the director or officer is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. Subject to certain limited exceptions under the Companies Law, no director may vote on a resolution to approve a material contract or material transaction which is subject to such disclosure requirement.

As of the date of this Annual Report, except as otherwise disclosed in this Annual Report, to the knowledge of the board or the management of the Company, there are no material interests, whether direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company of any of its subsidiaries.

Complaint Reporting

In order to foster a climate of openness and honesty regarding any concern or complaint pertaining to a suspected violation of the law, our Code or any of our policies, or any unethical or questionable act or behavior, our Code requires that our employees promptly report the violation or suspected violation of our Code. In order to ensure that violations or suspected violations of criminal law or securities law, acts of fraud against shareholders or questionable auditing or accounting matters can be reported without fear of retaliation, harassment or an adverse employment consequence, we have adopted a whistleblower policy that contains procedures that are aimed to facilitate confidential, anonymous submissions of complaints by our employees.

Committees of the Board of Directors

Audit Committee

The members of the audit committee are Mr. Keith Valentine, Mr. Pini Ben-Elazar, and Mr. Cohen-Arazi. Mr. Valentine serves as the chairperson of the committee. Each member of our audit committee are independent as such term is defined in Rule 10A-3 under the Exchange Act, and each member of our audit committee satisfies the additional requirements applicable under the NYSE American Rules to members of audit committees. Our board of directors has determined that each of Mr. Keith Valentine and Dr. Susan Alpert is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the NYSE American Rules.

Under the NYSE American Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. Under the Companies Law, the audit committee may not include the chairman of the board of directors, a controlling shareholder of the company or a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder or a director most of whose livelihood depends on a controlling shareholder.

In addition, as explained above, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

●	he or she meets the qualifications for being appointed as an external director, except for the requirement that the director be an Israeli resident (which does not apply to companies whose securities have been offered outside of Israel or are listed outside of Israel); and

●	he or she has not served as a director of the company for a period exceeding nine consecutive years, provided that, for this purpose, a break of less than two years in service shall not be deemed to interrupt the continuation of the service.

The Companies Law further requires that generally, any person who does not qualify to be a member of the audit committee may not attend the audit committee’s meetings and voting sessions, unless such person was invited by the chairperson of the committee for the purpose of presenting on a specific subject; provided, however, that an employee of the company who is not the controlling shareholder or a relative of a controlling shareholder may attend the discussions of the committee, provided that any resolutions approved at such meeting are voted on without his or her presence. A company’s legal advisor and company secretary who are not the controlling shareholder or a relative of a controlling shareholder may attend the meeting and voting sessions, if required by the committee.

The quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee is a majority of the members of the audit committee, provided such majority is comprised of a majority of independent directors, at least one of whom is an external director.

Approval of transactions with related parties

Under the Companies Law, the approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “Item 6—Directors, Senior Management and Employees—Fiduciary duties and approval of specified related party transactions under Israeli law.” The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the audit committee meets the composition requirements under the Companies Law.

Audit committee role

Our board of directors has adopted an audit committee charter, setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the NYSE American Rules, which include, among others:

●	retaining and terminating our independent auditors, subject to the ratification of the board of directors, and in the case of retention, to that of the shareholders;

●	pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

●	overseeing the accounting and financial reporting processes of the Company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

●	reviewing with our general counsel and/or external counsel, as deem necessary, legal and regulatory matters that could have a material impact on the financial statements;

●	identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors; and

●	reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law.

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies or irregularities in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining the approval process for transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “Item 6—Directors, Senior Management and Employees—Fiduciary duties and approval of specified related party transactions under Israeli law”);

●	where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board of directors and proposing amendments thereto;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our independent auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our independent auditor; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee and Compensation Policy

The members of the compensation committee are Mr. Keith Valentine, Mr. Pini Ben-Elazar, and Mr. Cohen-Arazi. Mr. Cohen-Arazi serves as the chairperson of the committee.

Israeli Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The duties of the compensation committee include the recommendation to our board of directors of a policy regarding the terms of engagement of office holders (as defined in the Companies Law), to which we refer as a compensation policy. The term “office holder” is defined under the Companies Law as a chief executive officer (referred to in the Companies Law as the general manager), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager. That policy must be adopted by our board of directors, after considering the recommendations of the compensation committee, and will need to be approved by our shareholders, which approval requires what we refer to as a Special Majority Approval for Compensation. A Special Majority Approval for Compensation requires shareholder approval by a majority vote of the ordinary shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the ordinary shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement, excluding abstentions; or (ii) the total number of srdinary shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.

We intend to adopt a compensation policy at the next general meeting of the shareholders and the compensation policy so adopted will be reviewed from time to time by our compensation committee and our board of directors, according to the requirements of the Companies Law.

Subject to the applicable provisions of the Companies Law, even if our shareholders do not approve the compensation policy, the board of directors may resolve to approve the compensation policy if and to the extent the compensation committee and the board determine, in its judgment following internal discussions and after reconsidering the compensation policy, that approval of the compensation policy is in the best interests of the Company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s long-term objectives, business plan and policies, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant office holder;

●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average compensation of the company’s personnel, including those employed through outsourcing firms;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors;

●	the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

●	as to retirement payments, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation while referring to an appropriate long-term perspective -based incentives; and

●	maximum limits for retirement payments.

Additionally, our compensation policy will be designed to align the interests of our directors and executive officers with our long-term performance and serves as a risk management tool. Under such compensation policy, a portion of an executive officer’s compensation package will be targeted to reflect our short- and long-term goals, as well as the executive officer’s individual performance. Our compensation policy also will include measures designed to reduce an executive officer’s incentives to take excessive risks that may harm us in the long term. Such measures include limits on the value of cash bonuses and equity-based compensation for executive officers, limits on the ratio between an executive officer’s variable and total compensation, and minimum vesting periods for equity-based compensation.

Our compensation will policy take into account an executive officer’s individual characteristics, such as his or her respective position, educational background, scope of responsibilities and contributions to the attainment of our goals, as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees.

Compensation that may be granted to an executive officer may include base salary, an annual bonus, other cash bonuses (such as a signing bonus or special bonus for special achievements, such as an outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement compensation and termination of service arrangements. All cash bonuses will be limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 85% of each executive officer’s total compensation package with respect to any given calendar year.

The annual cash bonus that may be granted to our executive officers (excluding our Chief Executive Officer) will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer and is subject to minimum thresholds. The annual cash bonus that may be granted to executive officers (excluding our Chief Executive Officer) may be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer will be entitled to recommend performance objectives, and such performance objectives will be approved by our compensation committee and, if required by law, by our board of directors.

The performance-measurable objectives of our chief executive officer will be determined annually by our compensation committee and board of directors. Such objectives will include the weight assigned to each achievement in the overall evaluation. A less significant portion of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of the chief executive officer’s overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

Equity-based compensation for executive officers (including members of our board of directors) will be designed in a manner consistent with the underlying objectives in determining such person’s annual cash bonus; namely, to enhance the alignment between such person’s interests with the company’s long-term interests and those of our shareholders and to strengthen the retention and motivation of such persons in the medium to long term.

Our compensation policy will provide for executive officer’s compensation to be in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Equity-based compensation shall be granted from time to time and will be individually determined and awarded based on the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy will contain compensation recovery provisions that will allow the company, under certain conditions, to recover bonuses paid in excess of what should have been received. Moreover, the compensation policy will enable our chief executive officer to approve immaterial changes to the terms of an executive officer’s employment (provided that the changes of the terms of employment are in accordance our compensation policy) and will allow the company to exculpate, indemnify and insure our executive officers and directors subject to certain limitations.

Our compensation policy also will provide for compensation for the members of our board of directors to be determined either (i) in accordance with the amounts set forth in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our compensation policy.

Compensation Committee Roles

The compensation committee is responsible for (i) recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and (ii) undertaking duties related to the compensation policy and to the compensation of our office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than five years from the company’s initial public offering, or otherwise three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur five years from the company’s initial public offering, or otherwise every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether to approve the terms of compensation of certain office holders which, according to the Companies Law, require the committee’s approval; and

●	determining whether the compensation terms of a candidate for the position of the chief executive officer of the company needs to be brought to approval of the shareholders according to the Companies Law.

Our compensation committee charter, sets forth the responsibilities of the compensation committee, which include:

●	the responsibilities set forth in the compensation policy;

●	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

In addition, our compensation committee is responsible for:

●	overseeing our corporate governance functions on behalf of the board;

●	making recommendations to the board regarding corporate governance issues;

●	identifying and evaluating candidates to serve as our directors consistent with the criteria approved by the board;

●	reviewing and evaluating the performance of the board;

●	serving as a focal point for communication between director candidates, non-committee directors and our management; selecting or recommending to the board for selection candidates to the board; and

●	making other recommendations to the board regarding affairs relating to our directors.

Nomination Committee

The members of the nomination committee are Dr. Susan Alpert, Mr. Jeff Dykan, and Pini Ben Elazar. Dr. Alpert serves as the chairperson of the committee.

The Board has adopted a Nomination Committee charter setting forth the responsibilities of the committee which include, but are not limited to:

●	Identifying and reviewing individuals believed to be qualified to become directors for recommendation to the Board;

●	Recommending to the Board the director nominees for the next annual general meeting of shareholders; and

●	Assisting the Board in its evaluation of the independence of the Company’s directors in accordance with applicable legal and regulatory requirements.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company or (iii) any person who serves as a director or an office holder of the company. As of the date of this Annual Report, we have appointed Grant Thornton Fahn Kanne as our internal auditor.

Fiduciary duties and approval of specified related party transactions under Israeli law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version), 5728-1968. The duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among others, a duty to use reasonable means, in light of the circumstances, to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes, among others, the duty to:

●	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the business of the company;

●	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal benefit for himself or herself or for others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act specified above that would otherwise constitute a breach of the duty of loyalty of an office holder, provided, that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest, including any related material information or document, a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the methods of obtaining such approval.

Disclosure of personal interests of an office holder and approval of acts and transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and, in any event, no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to make such disclosure if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

Under the Companies Law, once an office holder has complied with the above disclosure requirements, a company may approve a transaction between the company and the office holder or a third-party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty, however, a company may not approve a transaction or action that is not performed by the office holder in good faith or is not in the company’s interest.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or a transaction with a third party in which the office holder has a personal interest (an action of an office holder that would otherwise be deemed a breach of duty of loyalty), which is not an extraordinary transaction as defined under the Companies Law, requires approval of the board of directors. Our amended and restated articles of association do not provide otherwise.

Under the Companies Law, an extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the chief executive officer (apart from a number of exceptions), then such arrangement is subject to a Special Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director or the chief executive officer of the company, require the approval of the compensation committee, board of directors and, subject to certain exceptions, shareholders by an ordinary majority, in that order, and in the case of the chief executive officer or under certain circumstances, a Special Approval for Compensation.

An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may generally not be present at the meeting or vote on the matter unless a majority of the directors or members of the audit committee have a personal interest in the matter, or unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present to present the transaction that is subject to approval. If a majority of the directors have a personal interest in the matter, such matter also requires approval of the shareholders of the company.

Under the Companies Law, the definition of a “personal interest” includes the personal interest of a person in an action or a transaction of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person and/or such person’s relative is a director or chief executive officer, a 5% or more shareholder or holds 5% or more of the voting rights, or has the right to appoint at least one director or the chief executive officer, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes (1) a personal interest of a person who votes according to a proxy of another person, including in the event that the other person has no personal interest, and (2) a personal interest of a person who gave the proxy to another person to vote on his or her behalf, regardless of whether the proxy holder has discretion how to vote on the matter.

Under the Companies Law, an “extraordinary transaction” is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. See “Item 6—Directors, Senior Management and Employees—Board Practices—Audit committee—Approval of transactions with related parties” for a definition of controlling shareholder. Unless exempted under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, which includes transactions for the provision of services by a controlling shareholder or his or her relative, whether directly or indirectly, including through a company controlled by such controlling shareholder, and if such controlling shareholder or relative thereof is an office holder in the company, any transactions regarding his or her terms of office, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements, which we refer to as a Special Majority:

●	at least a majority of the shares held by shareholders who do not have a personal interest in the transaction are voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who do not have a personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest, and an engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or employee of the company, regarding his or her terms of employment, in each case with a term of more than three years requires the abovementioned approval every three years, however, transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances. In addition, transactions with a controlling shareholder or a controlling shareholder’s relative who serves as an officer in a company, directly or indirectly (including through a corporation under his control), involving the receipt of services by a company or their compensation can have a term of five years from the company’s initial public offering under certain circumstances.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders by a Special Majority and the terms thereof may not be inconsistent with the company’s stated compensation policy.

Pursuant to regulations promulgated under the Companies Law, certain transactions and arrangements with a controlling shareholder or his or her relative, or with directors or office holders, which would otherwise require approval of a company’s shareholders, may be exempt from shareholder approval under certain conditions.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote. However, according to the Regulations for Israeli Companies Traded Overseas that apply to the Company, by signing and submitting a proxy card, a shareholder declares and approves that he has no personal interest in the approval of any of the items on a general meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the company about.

Disclosure of Compensation of Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, regulations promulgated under the Companies Law require us to disclose the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis. This disclosure is not as extensive as that required of a U.S. domestic issuer.

Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at general meetings of shareholders on the following matters:

●	an amendment to the articles of association;

●	an increase in the company’s authorized share capital;

●	a merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned shareholder duties, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power with respect to the company, has a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Approval of private placements

Under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement intended to obviate the need to control a special tender offer, or a private placement which qualifies as a related party transaction (see “Item 6—Directors, Senior Management and Employees—Fiduciary duties and approval of specified related party transactions under Israeli law”), approval at a general meeting of the shareholders of a company is required.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. A company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of the duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. An Israeli company may not exculpate a director from liability arising out of a breach of the duty of care with respect to a dividend or distribution to shareholders.

Under the Companies Law and the Securities Law, 5728-1968, or the Securities Law, a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●	a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such undertaking must be limited to certain events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the foreseen events and described above amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as (1) a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (2) in connection with a monetary sanction;

●	a monetary liability imposed on him or her in favor of an injured party at an Administrative Procedure (as defined below) pursuant to Section 52(54)(a)(1)(a) of the Securities Law;

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

“Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a monetary liability imposed on the office holder in favor of a third party;.

●	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

●	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “Item 6—Directors, Senior Management and Employees—Fiduciary duties and approval of specified related party transactions under Israeli law”

Our amended and restated articles of association permit us to, exculpate, indemnify and insure our office holders as permitted under the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. We intend to obtain a new policy that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. We are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

We have entered and will enter into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by Israeli law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by the Israeli law. The insurance is subject to our discretion depending on its availability, effectiveness and cost. The maximum amount set forth in such agreements is (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, the greater of (i) an amount equal to 25% of our shareholders’ equity, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made and (ii) $20 million. In the opinion of the SEC, indemnification of directors and executive officers for liabilities arising under the Securities Act however, is against public policy and therefore unenforceable.

A shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

D. Employees.

See “Item 4.B. Business Overview-Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plan

2009 Option Plan

We adopted our 2009 Option Plan, or 2009 Plan, in January 2009 and it is scheduled to expire in December 2029. The 2009 Plan provides for the grant of options to our employees, directors, officers, consultants, advisors, suppliers, and any other person or entity whose services are considered valuable. As of December 31, 2025, 79,290 options to purchase ordinary shares were outstanding and no additional ordinary shares available for future issuance.

The 2009 Plan provides for options to be granted at the determination of our board of directors (which is entitled to delegate its powers under the 2009 Plan to our compensation committee) subject to applicable laws. Upon termination of employment for any reason, other than in the event of death or disability or for cause, all unvested options will expire and all vested options at time of termination will generally be exercisable for 90 days following termination, subject to the terms of the 2009 Plan and the governing option agreement. If we terminate a grantee’s employment or engagement for cause (as defined in the 2009 Plan) the grantee’s right to exercise all vested and unvested the options granted to him or her will expire immediately. Upon termination of employment due to death or disability, all the vested options at the time of termination will be exercisable for 12 months after date of termination, subject to the terms of the 2009 Plan and the governing option agreement.

Pursuant to the 2009 Plan, we may award options pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961, or the Ordinance, and section 3(I) of the Ordinance, based on entitlement and compliance with the terms for receiving options under these sections of the Ordinance. Section 102 of the Ordinance provides to employees, directors and officers who are not controlling shareholders (i.e., such persons are not deemed to hold 10% of our share capital, or to be entitled to 10% of our profits or to appoint a director to our board of directors) and are Israeli residents, favorable tax treatment for compensation in the form of shares or options issued or granted, as applicable, to a trustee under the “capital gains track” for the benefit of the applicable employee, director or officer and are (or were) to be held by the trustee for at least two years after the date of grant or issuance. Options granted under Section 102 of the Ordinance will be deposited with a trustee appointed by us in accordance with Section 102 of the Ordinance and the relevant income tax regulations and guidelines, and will be granted in the employee income track or the capital gains track.

Options granted under the 2009 Plan are subject to applicable vesting schedules and generally expire 10 years from the grant date. In the event that options allocated under the 2009 Plan expire or otherwise terminate in accordance with the provisions of the 2009 Plan, such expired or terminated options will become available for future grant awards and allocations under the 2009 Plan. In 2018, Company’s Board of directors approved to extend the exercise period of outstanding options until January 2029 and to reduce option’s exercise price to $1.46.

2024 Option Plan

We adopted our 2024 Share Option Plan, or the 2024 Plan, in July 2024, and it is scheduled to expire in July 2034. The 2024 Plan provides for the grant of options to our employees, directors, officers, consultants, advisors, suppliers, and any other person or entity whose services are considered valuable. As of December 31, 2025, 965,000 authorized and 302,996 ordinary shares  were available for future issuance under the 2024 Plan, subject to certain adjustment as set forth therein, and no options were outstanding.

The 2024 Plan provides for options to be granted at the determination of our board of directors (which is entitled to delegate its powers under the 2024 Plan to our compensation committee) subject to applicable laws. Upon termination of employment for any reason, other than in the event of death or disability or for cause, all unvested options will expire and all vested options at the time of termination will generally be exercisable for 90 days following termination, subject to the terms of the 2024 Plan and the governing option agreement. If we terminate a grantee’s employment or engagement for cause (as defined in the 2024 Plan) the grantee’s right to exercise all vested and unvested options granted to him or her will expire immediately. Upon termination of employment due to death or disability, all the vested options at the time of termination will be exercisable for 12 months after the date of termination, subject to the terms of the 2024 Plan and the governing option agreement.

Pursuant to the 2024 Plan, we may award options pursuant to Section 102 of the Ordinance, and section 3(I) of the Ordinance, based on entitlement and compliance with the terms for receiving options under these sections of the Ordinance. Section 102 of the Ordinance provides to employees, directors and officers who are not controlling shareholders (i.e., such persons are not deemed to hold 10% of our share capital, or to be entitled to 10% of our profits or to appoint a director to our board of directors) and are Israeli residents, favorable tax treatment for compensation in the form of shares or options issued or granted, as applicable, to a trustee under the “capital gains track” for the benefit of the applicable employee, director or officer and are (or were) to be held by the trustee for at least two years after the date of grant or issuance. Options granted under Section 102 of the Ordinance will be deposited with a trustee appointed by us in accordance with Section 102 of the Ordinance and the relevant income tax regulations and guidelines, and will be granted in the employee income track or the capital gains track.

Options granted under the 2024 Plan are subject to applicable vesting schedules and generally expire 10 years from the grant date. In the event that options allocated under the 2024 Plan expire or otherwise terminate in accordance with the provisions of the 2024 Plan, such expired or terminated options will become available for future grant awards and allocations under the 2024 Plan.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

There was no erroneously awarded compensation that was required to be recovered pursuant to the Regentis Biomaterials Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 20, 2026 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days from February 20, 2026 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 5,179,378 ordinary shares issued and outstanding as of February 20, 2026.

As of February 20, 2026 and based on their reported registered office, 13 of our shareholders were U.S. persons, holding in aggregate approximately 6.7% of our outstanding ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 24.1% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares, and neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Item 7.A Major Shareholders and Related Party Transactions—Related Party Transactions.”

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Regentis Biomaterials Ltd., 60 Medinat Hayehudim Street, Herzliya 4676652, Israel.

	Ordinary Shares beneficially	Percentage of Ordinary Shares beneficially owned
Name of beneficial owner	owned	Percentage
5% or Greater Shareholders
HaisThera Scientific Fund I, L.P.(1)	616,607	11.9%
Ocorian Fund Management S.à r.l (2)	296,372	5.7%
SCP Vitalife Partners II, L.P. (3)	276,594	5.3%
Medica III Investments (International) LP (4)	261,780	5.1%
DSM Venturing B.V.(5)	261,020	5.0%

Directors and Executive Officers
Dr. Ehud Geller (6)	1,332,867	23.2%
Ori Gon	-	-
Arie Gordashnikov	-	-
Dr. Galit Reske	-	-
Pini Ben-Elazar (7)	183,792	3.5%
Dr. Susan Alpert	-	-
Jeff Dykan (8)	409,143	7.9%
Keith Valentine (9)	37,500	*
Efraim Cohen-Arazi	-	-
All directors and executive officers as a group (9 persons)	1,963,302	35.3%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.
(1)	Consists of 616,607 ordinary shares. The beneficial owners under HaisThera Scientific Fund I, L.P. are: Faith Reliance International Limited (LP) with 39% beneficial ownership, Waifull Industries Limited (LP) with 26% beneficial ownership, Haisco Pharmaceutical Co., Limited (LP) with 18% beneficial ownership, Vista Associates Corporation (LP) with 5% beneficial ownership, Mooi Management Limited (LP) with 5% beneficial ownership, MA WEI (LP) with 5% beneficial ownership. The beneficial owner under Faith Reliance International (LP) is Wang Junmin. The beneficial owner under Waifull Industries Limited (LP) is Fan Xiulian. The beneficial owners under Haisco Pharmaceutical Co., Limited (LP) are Wang Junmin, Fan Xiulian and Zheng Wei. The business address of this stockholder is PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(2)	Consists of 296,372 ordinary shares. The beneficial owner under Ocorian Fund Management S.à r.l., acting for and on behalf of Generali Financial Holdings FCP-FIS Sub-Fund 2 is Ocorian Holdings (Europe) S.à r.l., which owns 100% of Ocorian Fund Management S.à r.l. Thomas Fahl, Frederic Pierre Jose Michels and Simon Burgess are the acting and controlling managers of Ocorian Fund Management S.à r.l. The acting and controlling managers of Generali Financial Holdings FCP-FIS Sub-Fund 2 are Thomas Fahl, Frederic Pierre Jose Michels and Simon Burgess. The business address of this stockholder is Cloche d’Or, 17, 2411, Boulevard F.W. Raiffeisen, Luxembourg.

(3)	Consists of (1) 270,472 ordinary shares and (2) 6,122 warrants exercisable into 6,122 ordinary shares. The beneficial owners under SCP Vitalife Partners II, L.P. are: Jeff Dykan and Avi Ludimursky.

(4)	Consists of 261,780 ordinary shares. The beneficial owner under Medica III Investments (International) LP is Dr. Ehud Geller.

(5)	Consists of 261,020 ordinary shares. The beneficial owner under DSM is DSM Nederland B.V., which is 100% owned by Koninklijke DSM N.V. (or Royal DSM). Koninklijke DSM N.V. is a publicly traded company with ordinary shares listed on NYSE Euronext stock exchange in Amsterdam. Koninklijke DSM N.V. currently has no controlling shareholders. The company is managed by a Managing Board together with an Executive Committee and an independent Supervisory Board. Members of the Managing Board and the Supervisory Board are appointed by the General Meeting of Shareholders. The business address of this stockholder is 1 Het Overloon, 6411 TE Heerlen, Netherlands.

(6)	Consists of (1) 261,780 ordinary shares owned by the Medica III Investments (International) L.P, (2) 95,153 ordinary shares owned by Medica III Investments (Israel) LP; (iii) 103,405 ordinary shares owned by Medica III Investments (SF) LP; (iv) 55,655 Ordinary shares owned by Medica III Investments (PF) LP; (v) 134,430 ordinary shares owned by Medica III Investments Israel (B) LP; (vi) 124,090 ordinary shares owned by Poalim Medica III Investments LP; (vii) 465,533 options exercisable into 465,533 ordinary shares and (viii) 92,821 warrants exercisable into 92,821 ordinary shares .The beneficial owners under Medica Group are: MCP Opportunity Secondary Program III L.P with 10.57% beneficial ownership, NYC Police Pension Fund with 8.8% beneficial ownership, Quantum Partners LDC with 13.2% beneficial ownership, and Migdal Insurance Company Ltd with 8.8% beneficial ownership. None of which include individuals who hold more than 5% interest. Medica III Management L.P., an entity held 50% by Dr. Ehud Geller and 50% by Batsheva Elran, is the managing entity of Medica III Fund. The principal business address of Medica III Investment is 60C Medinat Hayehudim, Herzliya, 4676670, Israel.

(7)	Consists of (1) 128,666 ordinary shares; (2) 39,295 options exercisable into 39,295 ordinary shares and (2) 15,831 warrants exercisable into 15,831 ordinary shares.

(8)	Consists of (1) 270,473 ordinary shares held by SCP Vitalife Partners II L.P.; (2) 130,465 ordinary shares held by SCP Vitalife Partners (Israel) II L.P. (3) 6,122 warrants exercisable into 6,122 ordinary shares held by SCP Vitalife Partners II, L.P. and (4) ) 2,083 warrants exercisable into 2,083 ordinary shares held by SCP Vitalife Partners (Israel) II, L.P. Mr. Jeff Dykan. is the general partner of the foregoing entities, and, as such, holds share voting and dispositive power over the shares held by the foregoing entities. The principal business address of SCP Vitalife Partners II L.P., is Messrs. Churchill and Weisman, 5 Great Valley Parkway, Suite 210, Malvern, Pennsylvania 19355. The principal business address of SCP Vitalife Partners (Israel) II L.P. is 15 Hatidhar, P.O. Box 2138, Raanana, Tel Aviv 4366517, Israel.

(9)	Consists of 37,500 options exercisable into 37,500 ordinary shares.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons. There are no arrangements known to us which would result in a change in control of our company at a subsequent date.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2025.

Agreements and Arrangements With, and Compensation of, Directors and Executive Officers

All of our executive officers have employment or consultancy agreements with us which contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers. None of our employment or service provider agreements contain any terms providing for severance benefits. Under current applicable Israeli employment laws, we may not be able to enforce (either in whole or in part) covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. See “Item 6.B—Compensation”. In addition, certain of our other executive officers have service provider agreements with us pursuant to which they are engaged by us as independent contractors. These service provider agreements prohibit such executive officers from engaging in activities that would present a conflict of interest to us or would involve providing services to our competitors. See “Item 6.B—Compensation— Engagement Agreements with Executive Officers” for additional information.

Options

We have granted options to purchase our ordinary shares to certain of our senior management and directors. We describe our option plans under “Item 6. Directors, Senior Management and Employees—Share Ownership”.

Convertible Loans

Between August 2020 and February 2021, we entered into the 2020 CLAs, pursuant to which we obtained a convertible loan in the aggregate amount of $900,000. During September 2025, the 2020 CLAs have been extended until November 30, 2025. In October 2024, or the October 2024 Addendum, we proposed to the lenders under the 2020 CLAs to increase principal amount under their respective portion of the 2020 CLA, up to an additional aggregate amount of $450,000, so that the 2020 CLAs shall bear interest at 8% per annum until maturity commencing as of July 1, 2024 with respect to non-participating lenders and March 31, 2025 with respect to participating lenders. In addition, pursuant to the October 2024 Addendum, we agreed to pay the participating lenders at maturity an additional aggregate amount of 340,000 as a risk premium, and upon the occurrence of our initial public offering based on a pre money valuation of $5.15 million, the 2020 CLAs automatically converted into 609,888 ordinary shares and the Additional Amount in addition to the risk premium and the Interest Amount (each as defined therein) automatically converted into 553,640 ordinary shares. As of December 5, 2025 all 2020 CLAs and certain lenders from October 2024 Addendum CLAs were converted into ordinary shares.

Other Financings

Between October 2024 and November 2024, we entered into bridge loan agreements, or the Bridge Loans, pursuant to which we obtained a bridge loan in the total amount of $350,000 from certain lenders (out of which, an amount of $100,000 was received subsequent to December 31, 2024), including Dr. Ehud Geller, the chairman and a member of our board of directors, and Pini Ben Elazar, a director nominee. The Bridge Loans shall bear interest at 8% per annum until maturity and we agreed to pay the lenders an additional risk premium equal to 30% of their respective loan amount. In October 2024, we amended the Bridge Loans pursuant to which the Bridge Loans may be extended beyond March 31, 2025 and until June 30, 2025, subject to the Registration Statement effectiveness not later than March 31, 2025 and the fulfillment of additional cumulative conditions. During September 2025, the Bridge Loans have been extended until November 30, 2025. Furthermore, upon the occurrence of an initial public offering of our securities for a total offering of not less than $6,000,000 (a “Qualified IPO”), the Bridge Loan lenders, shall be granted warrants to purchase such number of ordinary shares equal to two times their respective loan amount in addition to the risk premium based on a price per share equal to 75% of the lowest price per share of the Company’ ordinary shares during the first five trading days following the consummation of such initial public offering. On July 1, 2025, we entered into an amendment to the Bridge Loan such that the Bridge Loan lenders shall be granted warrants to purchase up to 140,000 ordinary shares following the consummation of our initial public offering. Upon the consummation of our initial public offering, the Bridge Loan Lenders were granted warrants to purchase up to 140,000 ordinary shares.

Between December 2023 and January 2024, we entered into loan agreements, or the 2024 Loan Agreements pursuant to which we obtained a loan in the aggregate amount of $150,000 from certain lenders, including Dr. Ehud Geller, the chairman and a member of our board of directors and SCP Vitalife Partners (which is affiliated with our director, Jeff Dykan). In October 2024, we amended the 2024 Loan Agreements pursuant to which the 2024 Loan Agreements have been extended until August 31, 2025, shall bear interest at 8% per annum until maturity commencing as of September 1, 2024, and we agreed to pay the lenders at maturity an additional aggregate amount of $50,000 as a risk premium. Furthermore, upon the occurrence of a Qualified IPO, the 2024 Loan Agreements lenders, shall be granted warrants to purchase such number of ordinary shares equal to two times their respective loan amount in addition to a risk premium based on a price per share equal to 75% of the lowest price per share of the Company’ ordinary shares during the first five trading days following the consummation of such initial public offering. On March 31, 2025, we and the lenders entered into an amendment to the 2024 Loan Agreement to extend the maturity date until the earlier of August 31, 2025, or the consummation of an IPO. On July 1, 2025, we entered into an amendment to the 2024 Loan Agreements such that the 2024 Loan Agreement lenders shall be granted warrants to purchase up to 61,539 ordinary shares following the consummation of our initial public offering. During September 2025, the 2024 Loan Agreements have been extended until November 30, 2025. Upon the consummation of our initial public offering, the 2024 Loan Agreement lenders were granted warrants to purchase up to 61,539 ordinary shares.

On December 1, 2024, we entered into a loan agreement with our former Chief Executive Officer, or the December 2024 Loan Agreement, according to which accrued payroll salary owed to him in the aggregate amount of $117,000 plus VAT was converted into a loan. The loan amount bears interest at an 8% annual rate, and is due upon the earlier of the consummation of our initial public offering or March 31, 2025. In addition, upon maturity, the Company will pay to our former Chief Executive Officer an aggregate risk premium equal to 30% of the loan amount (or approximately $35,100 plus VAT). If a registration statement for an initial public offering is made effective no later than March 31, 2025, then the maturity date will be extended to June 30, 2025. In addition, pursuant to the December 2024 Loan Agreement, upon the consummation of our initial public offering the Company will issue warrants, or the CEO Loan Warrants, exercisable for a period of three years from the date of the issuance, to purchase such number of ordinary shares equal to two times the respective loan amount divided by 75% of the lowest price per ordinary share during the first five trading days following the consummation of our initial public offering, at an exercise price equal to 75% of the lowest price per ordinary share during the first five trading days following the consummation of our initial public offering. The outstanding debt will become immediately due and payable upon an event of default (as defined in the December 2024 Loan Agreement), which shall be deemed to have occurred upon certain circumstances as detailed in the December 2024 Loan Agreement. On March 31, 2025, we and our former Chief Executive Officer entered an amendment to the December 2024 Loan Agreement to extend the maturity date until the earlier of August 31, 2025, or the consummation of an IPO. On July 1, 2025, we entered into an amendment to the December 2024 Loan Agreement such that our former Chief Executive Officer shall be granted warrants to purchase up to 55,224 ordinary shares following the consummation of our initial public offering. During September 2025, the December 2024 Loan Agreement has been extended until November 30, 2025. Upon the consummation of our initial public offering, our former Chief Executive Officer was granted warrants to purchase up to 55,224 ordinary shares.

In April 2025, we entered into bridge loan agreements, or the 2025 Loan Agreements, pursuant to which we obtained bridge loans in the aggregate amount of $200,000 from certain lenders, including Dr. Ehud Geller, the chairman and a member of the board of directors, and Pini Ben Elazar, a director nominee. The loans pursuant to the 2025 Loan Agreements bear interest at a rate of 8% per annum until maturity. Pursuant to the terms of the 2025 Loan Agreements, we also agreed to pay the lenders an additional risk premium equal to 50% of their respective loan amount. The loans under the 2025 Loan Agreements mature upon the earlier of August 31, 2025 or the date of consummation of a Qualified IPO. Furthermore, upon the occurrence of a Qualified IPO, the 2025 Loan Agreement lenders, shall be granted warrants to purchase such number of ordinary shares equal to two times their respective loan amount in addition to a risk premium based on a price per share equal to 75% of the lowest price per share of the ordinary shares during the first five trading days following the consummation of such Qualified IPO. On July 1, 2025, we entered into an amendment to the 2025 Loan Agreements such that the 2025 Loan Agreement lenders shall be granted warrants to purchase up to 92,309 ordinary shares following the consummation of our initial public offering. During September 2025, the 2025 Loan Agreements have been extended until November 30, 2025. Upon the consummation of our initial public offering, the 2025 Loan Agreement lenders were granted warrants to purchase up to 92,309 ordinary shares.

Subsequent to December 31, 2025, the Company repaid an aggregate of approximately $862,000 (including principal, accrued interest, and applicable risk premiums) under its short-term loan arrangements, including repayments relating to the 2024 Loan Agreements, the Bridge Loans, the December 2024 Loan Agreement, and the 2025 Loan agreements.

Investors’ Rights Agreement

On February 5, 2016, we entered into an investors’ rights agreement, or the IRA, with several of our shareholders, who hold in the aggregate a total of 2,365,980 ordinary shares. Pursuant to the IRA, the shareholders have a right to require that we register such 2,365,980 ordinary shares under the Securities Act under specific circumstances and will have incidental registration rights as described below. On March 20, 2025, our shareholders approved the termination of the IRA subject to the completion of our initial public offering. Accordingly, the IRA is of no further effect.

Indemnification Agreements

Our amended and restated articles of association permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Israeli Companies Law. We have obtained directors’ and officers’ insurance for each of our officers and directors and have entered into indemnification agreements with all of our current officers and directors.

Clinical Research Organization Agreement

On January 1, 2026, we entered into an agreement for Clinical Consulting Services, or the CRO Agreement, with Galilee Clinical Bio Research Ltd., or Galilee, an Israeli company that provides clinical consulting services to the Company, including project management, clinical monitoring, regulatory process management, and site selection services in connection with the Company’s clinical research programs.

Dr. Nadya Lisovoder, the Company’s clinical manager, since January 1, 2026, has been the sole or majority shareholder of Galilee and holds a management position at Galilee. Due to this relationship, the Company’s audit committee reviewed and approved the CRO Agreement as a related party transaction in accordance with the applicable requirements under the Companies Law.

We believe the terms and conditions of the CRO Agreement are at least as favorable to the Company as those that could have been obtained from an unaffiliated third party offering comparable services. To address and mitigate any potential conflicts of interest, Dr. Lisovoder is excluded from all deliberations and decisions of the Company relating to the selection, engagement, compensation, or performance evaluation of Galilee.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Business Overview-Legal Proceedings.”

Dividends

We have never declared or paid any cash dividends to our shareholders of our ordinary shares, and we do not anticipate or intend to pay cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

The Companies Law imposes further restrictions on our ability to declare and pay dividends

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E-Additional Information-Taxation” for additional information.

B. Significant Changes

Other than as otherwise described in this Annual Report on Form 20-F and as set forth below, no significant change has occurred in our operations since the date of our financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

On December 3, 2025, our ordinary shares were approved for trading on the NYSE American under our ticker symbol “RGNT” and began trading at the open of market on December 4, 2025.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on the NYSE American.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our Amended and Restated Articles of Association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this Annual Report on Form 20-F, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company”, “Item 4.B. Business Overview”, “Item 7A. Major Shareholders” or “Item 7B. Related Party Transactions” above.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E. Taxation.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our securities offered hereby. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other tax jurisdictions.

Certain Israeli Tax Considerations

The following is a brief summary of the material Israeli income tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or investors in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. This summary is based on laws and regulations in effect as of the date hereof and does not take into account possible future amendments which may be under consideration.

You are urged to consult your own tax advisor as to the Israeli and other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any non-Israeli, state or local taxes.

General Corporate Tax Structure in Israel

Israeli resident companies (as defined below), such as the Company, are generally subject to corporate tax at the rate of 23% on their taxable income. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technology Enterprise, as discussed below, may be considerably less.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate.

An Israeli resident company is subject to taxation in Israel for all of its worldwide income.

Law for the Encouragement of Industry (Taxes), 5279-1969

The Law for the Encouragement of Industry (Taxes), 5279-1969, which we refer to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies”, which are defined as Israeli resident-companies which were incorporated in Israel, of which 90% or more of their income in any tax year, other than income from certain government loans, is derived from “Industrial Enterprises” that it owns and that are located in Israel.

An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production (and several other activities listed in the said law, and are associated with industrial production).

The following tax benefits, among others, are available to Industrial Companies:

●	amortization over an eight-year period of the cost of purchasing a patent, rights to use a patent and rights to know-how, which are used for the development or advancement of the company, commencing in the year in which such rights were first exercised;

●	under limited conditions, an election to file tax returns with related Industrial Companies controlled by it; and

●	deductions of expenses related to a public offering in equal amounts over a three-year period commencing on the year of the offering.

We believe that we qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law. There can be no assurance that we will continue to qualify as an Industrial Company in the future or that the benefits described above will be available to us at all.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development are carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are qualified under the condition above are deductible in equal amounts over three years.

From time to time, we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, which we refer to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets). The Investment Law was significantly amended effective April 1, 2005, further amended as of January 1, 2011, or the 2011 Amendment and, as of January 1, 2017, the 2017 Amendment. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax Benefits under the 2011 Amendment

The 2011 Amendment generally canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011.

The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, a Preferred Enterprise and is required to be controlled and managed from Israel, and files Israeli tax returns.

Under the current tax rates set in the Investment Law as of 2019, a Preferred Company may be entitled to a reduced corporate tax rate of 16%; if the Preferred Company owns a Preferred Enterprise located in an area which is defined as a “development zone A” the corporate tax rate will be 7.5%. Further, income produced by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) is entitled, during a benefit period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.

As of January 1, 2014, dividends paid out of income attributed to a “Preferred Income” as defined in Section 51 of the law, derived from a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20%.

However, dividends paid to an Israeli company, are not subject to any tax withholding.

A distribution of dividends to non-Israeli (individuals or companies) will be subjected to tax withholding at a rate of 20%, or lower rates if provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply).

New Tax benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017.

The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on the capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (referred to as NATI).

The 2017 Amendment further provides that a technology company satisfying certain conditions (group turnover of at least NIS 10 billion) will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on the capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least 10 years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). In the event that at least 90% of the company shares are held by foreign companies, and other conditions are met, such dividends will be subjected to withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

After examining the impact of the 2017 Amendment, we submitted a request to receive a tax ruling from the Israel Tax Authority to be recognized as a Preferred Technology Enterprise and recently we received a tax ruling from the Israel Tax Authority granting a Preferred Technology Enterprise status, subject to terms and conditions determined in the tax ruling.

Taxation of Our Israeli Individual Shareholders on Receipt of Dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at a rate of 25%, or 30% if the recipient of such dividend is a Substantial Shareholder (as defined below) at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued from Preferred Enterprise or Preferred Technology Enterprise to Israeli individuals are subject to withholding tax at the rate of 20%. However, if such dividends are distributed to an Israeli company, no tax is imposed (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority, or the ITA, allowing for a reduced tax rate will apply). An average rate will be set in case the dividend is distributed from mixed types of income (regular and preferred income).

A “Substantial Shareholder” is generally a person who alone, or together with his or her relative or another person who collaborates with him or her on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of a corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation or instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), all regardless of the source of such right.

With respect to individuals, the term “Israeli resident” is generally defined under Israeli tax legislation as a person whose center of life is in Israel. The Israeli Tax Ordinance (as amended by Amendment Law No. 132 of 2002), states that in order to determine the center of life of an individual, consideration will be given to the individual’s family, economic and social connections, including: (i) place of permanent residence; (ii) place of residential dwelling of the individual and the individual’s immediate family; (iii) place of the individual’s regular or permanent occupation or the place of his or her permanent employment; (iv) place of the individual’s active and substantial economic interests; (v) place of the individual’s activities in organizations, associations and other institutions. The center of life of an individual will be presumed to be in Israel if: (i) the individual was present in Israel for 183 days or more in the tax year; or (ii) the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel in that tax year and the two previous tax years is 425 days or more. Such presumption may be rebutted either by the individual or by the assessing officer. On July 2, 2025, the Israeli Tax Authority published a draft bill which, if enacted, could generally broaden the circumstances in which an individual would be treated as an Israeli resident for Israeli tax purposes.

Payment of dividends on our ordinary shares , including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25% (whether the recipient is a Substantial Shareholder or not), so long as the shares are registered with a nominee company.

Taxation of Israeli Resident Corporations on Payment of Dividends

Israeli resident companies are generally exempted from Israeli corporate income tax with respect to dividends paid to them on their ordinary shares in another Israeli company as long as the profits out of which the dividends were paid were derived in Israel.

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to real capital gains derived by an Israeli individual resident from the sale of shares that were purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a Substantial Shareholder at the time of sale or at any time during the preceding 12 month period and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, such gain will be taxed at the rate of 30%.

Moreover, capital gains derived by an individual shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at their marginal rates applicable to business income (up to 50% in 2026, including Surtax as detailed below) and may also be subject to social security contribution.

Upon the sale of securities traded on a stock exchange, a detailed return, including a calculation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all taxes due were withheld at source according to the applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder the aforementioned return is not required to be filed and no advance payment must be paid. Capital gain tax is included in the annual tax return.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on dividends paid on our ordinary shares at a rate of 25% (or 30% for individuals, if such person is a Substantial Shareholder at the time he or she receives the dividend or on any date in the 12 months preceding such date), or at a rate of 20% if the dividend is distributed from income attributed to Preferred Enterprise or 4%, if such dividends are distributed, as set forth above, to a foreign parent company holding, alone or together with other foreign companies, at least 90% of the shares of the distributing company and subject to several other conditions.

The rates above are applicable unless a lower rate is provided under an applicable tax treaty between Israel and the shareholder’s country of residence, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

A non-Israeli resident who has dividend income derived from or accrued in Israel, from which the full amount of tax was withheld at source, is generally exempt from filing an Israeli tax return solely in respect of such income; provided that (i) such income did not derive from a business conducted in Israel by the taxpayer and (ii) the taxpayer is not obligated to pay excess tax (as further explained below).

Dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). The withholding rates may be reduced if the dividend is distributed from income attributed to a Preferred Enterprise or if a reduced rate is provided under an applicable tax treaty, in each case subject to the receipt in advance of a valid approval by the Israel Tax Authority allowing for a reduced withholding rate. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. Resident is 25%. However, the maximum withholding tax rate on dividends (not generated by a Preferred Enterprise) that are paid to a United States corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year is generally 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise are not entitled to such reduction under the United States-Israel Tax Treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to the outstanding voting rights and the gross income for the previous year (as set forth in the previous sentences) are met.

Capital Gains Income Taxes Applicable to Non-Israeli Shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be generally exempt from Israeli tax if, among other conditions, the shares were not held through a permanent establishment that the non-resident maintains in Israel.

These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents: (i) alone, or together with such Israeli residents’ related party or another person who collaborates with such Israeli resident on a permanent basis, hold, directly or indirectly, more than 25% of the means of control in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) holding the ordinary shares as a capital asset and is entitled to claim the benefits under the United States-Israel Tax Treaty, or a U.S. Treaty Resident, is generally exempt from Israeli capital gains tax unless, among other things: (i) the U.S. Treaty Resident is an individual who was present in Israel for 183 days or more in the aggregate during the relevant tax year; or (ii) such U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power of the Company during any part of the 12 month period preceding such sale, exchange or disposition, subject to certain conditions (iii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the Treaty U.S. Resident maintained in Israel, subject to certain conditions; (iv) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the capital gains arising from such sale, exchange or disposition is attributed to royalties. In any such case (unless determined otherwise by the Israeli tax legislation regarding exemptions for non-Israeli residents as mentioned above), the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, at the applicable rate. However, under the United States-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim tax credit for U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the United States-Israel Income Tax Treaty.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to present an appropriate pre-approval by the Israel Tax Authority that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. More Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to declare so or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, they may require the purchaser of the shares to withhold taxes at source in the applicable rates.

Surtax

Subject to the provisions of any applicable tax treaty, individuals who are subject to tax in Israel (whether or not any such individual is an Israeli resident) are also subject to a surtax at the rate of 3%-5% on annual income (including, but not limited to, dividends, interest and capital gains) exceeding NIS 721,560 for 2026, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law does not currently impose estate or gift taxes.

Certain Material U.S. Federal Income Tax Considerations

Subject to the limitations described in the next two paragraphs, the following discussion summarizes certain material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of our ordinary shares, which we collectively refer to as “Equity Securities”. For this purpose, a “U.S. Holder” is a holder of Equity Securities that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Equity Securities. This summary generally considers only U.S. Holders that will own our Equity Securities as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the United States-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Equity Securities by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Equity Securities in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Equity Securities as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, shares representing 10% or more of the shares (by vote or value) of our Company.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Equity Securities, the tax treatment of a person treated as a partner in the partnership for U.S. federal income tax purposes generally will depend on the status of the partner and the activities of the partnership. Partnerships (and other entities or arrangements so treated for U.S. federal income tax purposes) and their partners should consult their own tax advisors.

EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISER FOR THE SPECIFIC TAX CONSEQUENCES TO THAT INVESTOR OF PURCHASING, HOLDING OR DISPOSING OF OUR EQUITY SECURITIES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Taxation of Dividends Paid on ordinary shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the United States-Israel Income Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the NYSE American or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

Dividends paid with respect to our ordinary shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS, if any, will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Subject to certain significant conditions and limitations, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted from the U.S. Holder’s taxable income. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. A foreign tax credit for foreign taxes imposed on distributions may be denied if holders do not satisfy certain minimum holding period requirements. Dividends paid with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent such holder will be entitled to this credit.

Taxation of the Disposition of Equity Securities

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Equity Securities, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Equity Securities in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Equity Securities will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of our Equity Securities.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities, gains from the disposition of passive assets, and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We may be a PFIC for 2025 and in the future, although there can be no assurance in this regard. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our ordinary shares at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the ordinary shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

We may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that are PFICs (any such entity, a “lower-tier PFIC”). If we are classified as a PFIC, under attribution rules, U.S. Holders will be subject to the PFIC rules with respect to their indirect ownership interests in such lower-tier PFICs, such that a disposition by us of the shares of the lower-tier PFIC or receipt by us of a distribution from the lower-tier PFIC generally will be treated as a deemed disposition of such shares or the deemed receipt of such distribution by the U.S. Holder, subject to taxation under the PFIC rules even though the U.S. Holder does not receive any proceeds from those dispositions or distributions. There can be no assurance that a U.S. Holder will be able to make a QEF election with respect to any lower-tier PFICs in which we invest. Each U.S. Holder is encouraged to consult its own tax advisor with respect to tax consequences of an investment by us in a lower-tier PFIC.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we are a PFIC. Therefore, the QEF election will not be available with respect to our ordinary shares.

If we were classified as a PFIC, under Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC, such option, warrant or right is considered to be PFIC stock. However, a U.S. Holder of an option, warrant or right to acquire stock of a PFIC may not make a QEF election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired on exercise of such option, warrant or other right will include the period that the option, warrant or other right was held. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to our securities.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our ordinary shares which are regularly traded on a qualifying exchange, including the NYSE American, can elect to mark the ordinary shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years. A mark-to-market election will be unavailable with respect to our warrants and will not apply to any lower-tier PFIC that we own.

U.S. Holders who hold our Equity Securities during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisors with respect to the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of the Equity Securities in the event we are determined to be a PFIC.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Equity Securities), or in the case of estates and trusts on their net investment income that is not distributed to beneficiaries of the estate or trust. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of Equity Securities. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS. You should consult your own tax advisor regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in your particular circumstances.

Certain U.S. Holders with interests in “specified foreign financial assets” (including, among other assets, our Equity Securities, unless such Equity Securities are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance). You should consult your own tax advisor as to the possible obligation to file such information report.

Certain U.S. Holders will be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of cash or other property to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Each U.S. Holder is urged to consult with its own tax advisor regarding this reporting obligation.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026 named, the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entity. We monitor forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

Credit risk

Credit risk is the risk of financial loss to us if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from our receivables.

We restrict exposure to credit risk in the course of our operations by investing only in bank deposits.

Equity price risk

As we have not invested in securities riskier than short-term bank deposits, we do not believe that changes in equity prices pose a material risk to our holdings. However, decreases in the market price of our ordinary shares could make it more difficult for us to raise additional funds in the future or require us to raise funds at terms unfavorable to us.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in the reporting period. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

Foreign Currency Exchange Risk

Currency fluctuations could affect us through increased or decreased costs, mainly for goods and services acquired outside of Israel. Currency fluctuations did not have a material effect on our results of operations during the years ended December 31, 2025, December 31, 2024 or December 31, 2023.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to the rights of security holders.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, as the Company was privately held for most of 2025, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that one member of our audit committee, Mr. Keith Valentine is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the NYSE American rules.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Ethics is posted on our website at https://www.regentis.co.il/. Information contained on, or that can be accessed through, our website does not constitute a part of this a part of this Annual Report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2025 and 2024:

	2025	2024
(USD)
Audit fees (1)	200,000	150,000
Tax fees(2)	-	-
All other fees	-	-
Total	200,000	150,000

(1)	The audit fees for the years ended December 31, 2025 and 2024 includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements, our statutory tax audits and assistance with review of documents filed with the SEC.

(2)	Tax fees include professional services rendered in substance related to receive a certificate from the Israeli tax authority for an exemption or a reduction of withholding tax at the source regarding transfer of funds.

Pre-Approval of Auditors’ Compensation

Our audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of the ordinary shares on NYSE American, we will be required to comply with the NYSE American rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the NYSE American rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in NYSE American Section 110, we have elected to follow the provisions of the Companies Law, rather than the NYSE American rules, with respect to the following requirements:

●	Quorum. While NYSE American Section 123 recommends a quorum of at least 33.33%, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholder present in person or by proxy.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under NYSE American Section 805 with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See Item 6—Directors, Senior Management and Employees—Fiduciary duties and approval of specified related party transactions under Israeli law” for additional information.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with NYSE American rules. In particular, under NYSE American 713, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) arrangements with directors and with chief executive officer concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under NYSE American Section 713. See Item 6—Directors, Senior Management and Employees—Fiduciary duties and approval of specified related party transactions under Israeli law” for additional information.

●	Annual Shareholders Meeting. As opposed to the NYSE American Section 704, which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the NYSE American rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy, which includes trading policies that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our insider trading policy is included as Exhibit 11.1 to this annual report. In addition, with regard to any trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D Risk Factors— Risks Related to Our Business and Regulatory Matters— Our business and operations may be materially adversely affected in the event of computer system failures or security breaches.”

The oversight of cybersecurity threats is undertaken by our Chief Executive Officer who is supported by outside IT consultants. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit committee of such risk by committee meetings.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

2.1*	Description of Securities Registered under Section 12

4.1	Amended and Restated Investors’ Rights Agreement, by and among Regentis Biomaterials Ltd., HaisThera Scientific Fund L.P. and the Owners and Holders of Series D-1 Preferred Shares and Series D-2 Preferred Shares, dated February 4, 2016 (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.1+	Regentis Biomaterials Ltd. 2009 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.2+	Regentis Biomaterials Ltd., The 2024 Share Option Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.3+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.4	Amended and Restated Supply Agreement, by and among Regentis Biomaterials Ltd., Baxter Healthcare Corporation, and Teva Medical (Marketing) Ltd., dated January 6, 2009 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.5	Services Agreement, by and between Regentis Biomaterials Ltd. and Baxter Healthcare Corporation, dated February 27, 2018 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.6	Amendment dated July, 2019 to the Services Agreement, by and between Regentis Biomaterials Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.7	Agreement, by and between Regentis Biomaterials Ltd. and Shimony Yosef Certified Public Accountant (Isr.), dated December 5, 2022 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.8	Data Agreement, by and between Regentis Biomaterials Ltd and TiGenix NV, dated July 20, 2015 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.9	Underwriting Agreement, dated as of December 3, 2025, by and between the Company and ThinkEquity LLC (incorporated by reference to Exhibit 1.1 to our Current Report on Form 6-K as filed with the Securities and Exchange Commission on December 5, 2025)

10.10	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

11.1*	Insider Trading Policy

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

97.1+*	Clawback Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

REGENTIS BIOMATERIALS LTD.

Date: February 24, 2026	By:	/s/ Dr. Ehud Geller
Dr. Ehud Geller
Chief Executive Officer

REGENTIS BIOMATERIALS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Regentis Biomaterials Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Regentis Biomaterials Ltd. (the “Company”) as of December 31, 2025 and 2024, the related statements of comprehensive income (loss), temporary equity and shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1e to the financial statements, the Company’s lack of revenues and accumulated operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1e. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

February 24, 2026

We have served as the Company’s auditor since 2008.

REGENTIS BIOMATERIALS LTD.

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		As of December 31,	As of December 31,
	Note	2025	2024
Assets
Current assets:
Cash and cash equivalents		$7,378	$229
Other current assets	3	240	253

Total assets		$7,618	$482

Liabilities, temporary equity and shareholders’ equity (deficit)

Current liabilities:
Trade accounts payable		$266	$252
Other accounts payable	4	1,411	1,131
Short-term loans	5	1,197	573
Convertible notes	6	-	4,372
Warrant liability	7	-	160

Total current liabilities		2,874	6,488

Total liabilities		2,874	6,488
Commitments and contingencies	9

Temporary equity:	10
Convertible preferred A shares, no par value; Authorized: 0 and 125,000 shares as of December 31, 2025 and 2024, respectively; Issued and outstanding: 0 and 119,670 shares as of December 31, 2025 and 2024, respectively		-	598
Convertible preferred B shares, no par value; Authorized: 0 and 687,500 shares as of December 31, 2025 and 2024, respectively; Issued and outstanding: 0 and 676,258 shares as of December 31, 2025 and 2024, respectively		-	7,575
Convertible preferred C shares, no par value; Authorized: 0 and 923,661 shares as of December 31, 2025 and 2024, respectively; Issued and outstanding: 0 and 923,661 shares as of December 31, 2025 and 2024, respectively		-	10,616
Convertible preferred D-1 shares, no par value; Authorized: 0 and 739,926 shares as of December 31, 2025 and 2024, respectively; Issued and outstanding: 0 and 616,608 shares as of December 31, 2025 and 2024, respectively		-	12,500
Convertible preferred D-2 shares, no par value; Authorized: 0 and 346,435 shares as of December 31, 2025 and 2024, respectively; Issued and outstanding: 0 and 267,455 shares as of December 31, 2025 and 2024, respectively		-	3,809

Total temporary equity		-	35,098

Shareholders’ equity (deficit):
Ordinary shares, no par value; Authorized: 22,500,000 and 19,677,478 shares as of December 31, 2025 and 2024, respectively; Issued and outstanding: 5,179,378 and 162,198 shares as of December 31, 2025 and 2024 respectively	11	-	-
Additional paid-in capital		60,538	1,042
Accumulated deficit		(55,794)	(42,146)

Total shareholders’ equity (deficit)		4,744	(41,104)

Total liabilities, temporary equity and shareholders’ equity (deficit)		$7,618	$482

The accompanying notes are an integral part of the financial statements.

REGENTIS BIOMATERIALS LTD.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

		For the Year Ended December 31,
	Note	2025	2024	2023

Operating expenses:
Research and development expenses, net:	12a
Horizon 2020 grant		$-	$2,306	-
Research and development expenses		(331)	(662)	(806)
Research and development expenses, net		(331)	1,644	(806)
General and administrative expenses	12b	(6,637)	(712)	(1,125)

Operating profit (loss)		(6,968)	932	(1,931)

Financial income (expense), net:	12c
Changes in fair value of convertible notes		(4,936)	3,483	(2,019)
Changes in fair value of warrant liability		160	463	62
Other financing expense, net		(1,904)	(77)	(244)

Financial income (expense), net		(6,680)	3,869	(2,201)

Net income (loss) and comprehensive income (loss)		$(13,648)	$4,801	(4,132)

Basic and diluted net income (loss) per share	2m	$(24.16)	$1.72	(24.09)

Weighted average number of ordinary shares used in computing basic and diluted net income / (loss) per share		566,744	2,765,850	173,508

The accompanying notes are an integral part of the financial statements.

REGENTIS BIOMATERIALS LTD.

STATEMENTS OF TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share data)

	Convertible preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	equity (deficit)
Balance as of January 1, 2023	2,515,267	$34,012	162,198	$—	$754	$(42,815)	$(42,061)

2021 Notes conversion into preferred D-2 shares	88,385	1,086	—	—	—	—	—

Issuance of warrants	—	—	—	—	288	—	288

Net loss	—	—	—	—	—	(4,132)	(4,132)

Balance as of December 31, 2023	2,603,652	$35,098	162,198	$—	$1,042	$(46,947)	$(45,905)

Net income	—	—	—	—	—	4,801	4,801

Balance as of December 31, 2024	2,603,652	$35,098	162,198	$—	$1,042	$(42,146)	$(41,104)

Share based payment	—	—	—	—	7,042	—	7,042

Conversion of convertible notes into ordinary shares (see Note 6)	—	—	1,163,528	—	9,308	—	9,308

Conversion of preferred shares into ordinary shares (see note 10)	(2,603,652)	(35,098)	2,603,652	—	35,098	—	35,098

Issuance of ordinary shares and warrants in an initial public offering, net (see note 1d)	—	—	1,250,000	—	8,048		8,048

Net loss	—	—	—	—	—	(13,648)	(13,648)

Balance as of December 31, 2025	—	$—	5,179,378	$—	$60,538	$(55,794)	$4,744

The accompanying notes are an integral part of the financial statements.

REGENTIS BIOMATERIALS LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities

Net income (loss)	$(13,648)	$4,801	(4,132)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Change in fair value of convertible notes	4,936	(3,483)	2,019
Share based payment	7,042	-
Exchange rate differences on grant liability	-	(68)	73
Change in fair value of warrant liability	(160)	(463)	(62)
Amortization of the discount on short-term loans	245	161	173
Interest expense on short-term loans	79	10	-
Changes in assets and liabilities:
Other current assets	(163)	(238)	462
Trade accounts payable	14	(101)	147
Other accounts payable	280	(1,260)	100

Net cash used in operating activities	(1,375)	(641)	(1,220)

Cash flows from financing activities

Issuance of ordinary shares and warrants in an initial public offering, net (see Note 11)	8,224	-	-
Repayment of short-term loan	-	(325)	-
Proceeds from issuance of convertible notes	-	450	-
Receipt of a short-term loans	300	400	325

Net cash provided by financing activities	8,524	525	325

Net change in cash and cash equivalents	7,149	(116)	(895)
Cash and cash equivalents at the beginning of the year	229	345	1,240

Cash and cash equivalents at the end of the year	$7,378	$229	345

Non-cash financing activities:

Conversion of convertible notes into ordinary shares	9,308	$-	1,086

Conversion of accrued payroll salary into short-term loan (see Note 5)	$-	117	-

The accompanying notes are an integral part of the financial statements.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Regentis Biomaterials Ltd. (the “Company”) commenced operations in September 2004. The Company develops innovative tissue repair solutions that seek to restore health and enhance the quality of life of patients. The Company’s current efforts are focused on orthopedic treatments using our Gelrin platform based on degradable hydrogel implants to regenerate damaged or diseased tissue. Gelrin is a unique hydrogel matrix of polyethylene glycol diacrylate and denatured fibrinogen. The Company’s lead product candidate is GelrinC, a cell-free, off-the-shelf hydrogel that is cured into an implant in the knee for the treatment of painful injuries to articular knee cartilage.

b.	Transaction with OceanTech Corp.

On May 2, 2023, OceanTech Acquisitions I Corp., a Delaware corporation (the “OceanTech”), R.B. Merger Sub Ltd., an Israeli company and a wholly-owned subsidiary of OceanTech (“Merger Sub”), Aspire Acquisition LLC, OceanTech’s sponsor (the “Sponsor”), and the Company executed a definitive Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of OceanTech. In May 2024, due to OceanTech not meeting certain Nasdaq compliance requirements, the Company and OceanTech were unable to proceed with the Merger and, as a result, the Merger Agreement was terminated.

c.	Forward share split

On March 20, 2025, the Company effected a two and a half-for-one (2.5-for-1) forward share split of its ordinary shares, no par value, and all classes of its preferred shares (the “Split”). As a result of the Split, each one (1) ordinary share or preferred share, as applicable, issued and outstanding at the time of the Split, was split into two and a half (2.5) ordinary shares or preferred shares, as applicable. All outstanding securities entitling their holders the right to purchase ordinary shares, including warrants and share options, were adjusted as a result of the Split, as required by the terms of those securities. All share amounts, share prices, and exercise prices have been adjusted accordingly.

d.	Initial Public Offering

On December 5, 2025, the Company closed its initial public offering (the “IPO”) of 1,250,000 ordinary shares at a price of $8.00 per share for gross proceeds of approximately $10,000 (net proceeds of approximately $8,048 after deducting underwriting discounts and commissions and other offering expenses). The Company’s ordinary shares are listed on the NYSE and commenced trading under the symbol “RGNT” on December 4, 2025, refer to Note 11.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

e.	Going concern and management plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, and raising capital. The Company is still in its development and clinical stage and has not yet generated revenues. As of December 31, 2025, the Company had cash and cash equivalents balance of $7,378. The extent of the Company’s future operating losses and the timing of becoming profitable are uncertain. The Company has incurred net loss of $13,648 for the year ended December 31, 2025. As of December 31, 2025, the Company’s accumulated deficit was $55,794. The Company has funded its operations to date primarily through equity financing, loans, issuance of convertible notes and its recent IPO.

Management expects that the Company will continue to generate losses from the development, clinical trials, regulatory activities of its product and from the general administration of its business, which will result in negative cash flow from operating activity.

While the Company has been successful in raising financing in the past, it is not probable that the Company will be able to successfully obtain additional financing on a timely basis on terms acceptable to the Company, or will provide the Company with sufficient funds to meet its objective.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plans include, but are not limited to additional fund raising in the United States.

If such sufficient financing is not received timely, the Company would then need to pursue a plan to license or sell its assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection. The Company’s financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

f.	Impact of Wars in Israel

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and other terrorist organizations in parallel to their continued rocket and terror attacks. In addition, Hezbollah have attacked military and civilian targets in Northern Israel, to which Israel has responded, including through increased air and ground operations in Lebanon. Since the war broke out, the Company’s operations have not been adversely affected by this situation, and we have not experienced disruptions to our development. On June 13, 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a pre-emptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities against Israel, as well as disrupt its nuclear program. On June 25, 2025, a ceasefire between Israel and Iran took effect. Nonetheless, hostilities between Israel and Iran may resume and further escalate, with both sides launching attacks against one another. The situation remains volatile, and the risk of broader regional escalation involving additional actors persists. The Company experienced disruptions to its work during such period. The Company continues to monitor its ongoing activities and will make adjustments in its business if needed, including updating any estimates or judgments impacting its financial statements as appropriate.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (the “U.S. GAAP”).

b.	Use of estimate in preparation of financial statements:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

c.	Financial statements in United States dollars:

The functional and reporting currency of the Company is the United States dollar (the “USD” or “U.S dollar”) as the U.S. dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future.

The Company transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-U.S. dollar transactions and balances have been remeasured to U.S. dollars in accordance with ASC 830, Foreign Currency Matters (“ASC 830”) of the Financial Accounting Standards Board (the “FASB”). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-U.S. dollar currencies are reflected in the statements of comprehensive loss as financial income or expenses, as appropriate.

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Fair Value Measurements:

The carrying values of Company’s financial assets and liabilities, including cash and cash equivalents, other current assets, trade accounts payable, other accounts payable and short-term loans, approximate their fair value due to the short-term maturity of these instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are directly related to the amount of subjectivity with the inputs to the valuation of these assets or liabilities as follows:

Level 1	–	Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 2	–	Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable inputs for similar assets or liabilities. These include quoted prices for identical or similar assets or liabilities in active markets and quoted prices for identical or similar assets of liabilities in markets that are not active;

Level 3	–	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The convertible notes and warrant liability are classified within Level 3 of the fair value hierarchy because their fair values are estimated by utilizing valuation models and significant unobservable inputs.

f.	Research and development expenses:

Research and development expenses are charged to the statements of comprehensive income (loss) as incurred.

g.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances in respect of deferred tax assets are provided for, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized. As of December 31, 2025 and 2024, the Company had a full valuation allowance on its deferred tax assets.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. As of December 31, 2025 and 2024, no liability for uncertain tax positions has been recognized.

h.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents are deposited in a major bank in Israel.

Management believes that the banks that hold the Company’s cash and cash equivalent are financially sound and, accordingly, minimal credit risk exists with respect to these cash and cash equivalents. The Company has no off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts, or other hedging arrangements.

 REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Royalty bearing grants and non-royalty bearing grants

The Company has received grants from the Israel Innovation Authority (the “IIA”). The grants are recognized when the grant becomes receivable, provided there was reasonable assurance that the Company will comply with the conditions attached to the grant and there was reasonable assurance the grant will be received. The grant is deducted from the research and development expenses as the applicable costs are incurred. Future royalties will be recorded as part of costs of goods sold (see also Note 9(1)).

The Company also received non-royalty bearing grants from European Union through the European Commission Executive Agency for Small and Medium-sized Enterprises as part of the Horizon 2020 Research and Innovative Framework Programme. The non-royalty bearing grants for funding the projects are recognized as a deduction from the research and development expense once the Company submits the final report to the Programme and receives approval of the project completion, as the grantor is entitled to demand a complete reimbursement of the entire grant until the ultimate authorization of the project.

j.	Convertible notes and short-term loans:

Proceeds from the issuance of notes with a conversion feature or short-term loan and warrants are allocated to equity based on the intrinsic value of such conversion feature (if any) in accordance with ASC 470, Debt, with a corresponding discount on the notes or loan recorded in liabilities which is amortized in finance expense over the term of the notes or loan. The proceeds from the issuance of notes or loan with conversion features that are determined to not be beneficial are allocated entirely to liabilities.

k.	Ordinary stock warrants

The Company accounts for warrants issued to investors and lenders as either equity-classified or liability-classified instruments, based on an assessment of the warrant’s specific terms and the applicable authoritative guidance in FASB ASC 480 and FASB ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, or meet all of the requirements for equity classification under FASB ASC 815, including whether the warrants are indexed to the Company’s own shares of ordinary stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. Warrants classified as lability are subject to fair value revaluation at each balance sheet date until settlement, with revaluations recognized in financial expense, net in the statements of comprehensive income (loss).

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Share-based payment transactions:

The Company accounts for share-based compensation in accordance with ASC 718, Compensation - Stock Compensation (“ASC 718”), which requires companies to estimate the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s statements of comprehensive income (loss).

The Company recognizes compensation expenses for the grant-date fair value of its awards granted based on the vesting attribution approach over the requisite service period of each of the awards, net of estimated forfeitures. The Company estimates forfeitures at the time of grant and revises such estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company recognizes the expense for an equity classified awards subject to performance-based milestone vesting over the remaining service period when management determines that achievement of the milestone is probable. Management evaluates when the achievement of a performance-based milestone is probable based on the expected satisfaction of the performance conditions at each reporting date. If no explicit service period is determined, the Company estimates the implicit service period based on the timing the employee is expected to achieve the related performance condition.

The Company estimates the fair value of share options granted using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected share price volatility was estimated based on volatility of the share price of similar companies in the biotechnology sector as the Company has no sufficient observations. The expected option term represents the period that the Company’s share options are expected to be outstanding. For stock options that qualify as “plain-vanilla,” the expected term is calculated using the simplified method. For stock options that do not qualify as “plain-vanilla”, the Company’s management estimated that the expected stock option term is the contractual term of the options. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

m.	Contingencies

The Company follows ASC 450-20, “Loss Contingencies”, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

n.	Basic and diluted income (loss) per share:

The Company’s convertible preferred shares are participating securities and, as such, the Company computes earnings per share using the two-class method. Under the two-class method, net income (loss) is allocated between ordinary shares and participating securities based on their participating rights. The Company’s participating securities do not contractually require the holders of such securities to participate in the Company’s losses. As such, net loss for any period presented is not allocated to the participating securities.

Basic net income (loss) per share is computed by dividing the net income (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The diluted net income (loss) per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. Under the treasury stock method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later) and the proceeds from exercise are assumed to be used to repurchase ordinary shares at the weighted-average market price of the ordinary shares during the period. The incremental ordinary shares (the difference between the shares assumed issued and the shares assumed repurchased) are included in the diluted net income (loss) per share calculation to the extent the effect is dilutive.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Net income (loss) and the weighted average number of ordinary shares used in computing basic and diluted net income (loss) per share is as follows:

	Year ended December 31,
	2025	2024	2023
Numerator:
Net income (loss)	$(13,648)	$4,801	$(4,132)
Interest accrued on convertible preferred shares	(44)	(48)	(48)
Net income (loss) available for allocation	(13,692)	4,753	(4,180)
Net income (loss) attributed to Ordinary Shares	(13,692)	279	(4,180)
Net income (loss) attributed to preferred shares	-	4,474	-

Denominator:
Number of Ordinary Shares	566,744	162,198	162,198
Number of convertible preferred shares	-	2,603,652	-
Warrants	-	-	11,310
Weighted-average shares outstanding, basic and diluted	566,744	2,765,850	173,508

Net income (loss) per share of Ordinary Shares, basic and diluted	$(24.16)	$1.72	$(24.09)
Net income (loss) per share of preferred share, basic and diluted	-	1.72	(24.09)

For purposes of the diluted net income (loss) per share calculation, options and warrants are considered to be ordinary share equivalents. In the calculation of the basic and diluted net loss, the Company included options that would be exercised for no or little consideration and are exercisable with no contingencies.

For the years ended December 31, 2025 and 2024, the number of ordinary shares equivalents presented below were excluded from the computation of diluted net income (loss) per share attributable to ordinary shares as their effect would be anti-dilutive.

For the year ended December 31, 2023, the number of Ordinary Shares equivalents presented below were excluded since the exercise prices were greater than the average market price of the ordinary shares as a result of applying the treasury stock method.

	December 31,
	2025	2024	2023

Options with an exercise price of $3.97	79,290	79,290	79,290
Over-allotment options with an exercise price of $8.00	187,500	-	-
Warrants with an exercise price of $15.20	-	167,365	167,365
Warrants with an exercise price of $5.0	349,072	-	-
Warrants with an exercise price of $10.0	62,500	-	-

Total	678,362	246,655	246,655

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Accounting pronouncement recently adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. All disclosure requirements of ASU 2023-07 are required for entities with a single reportable segment. ASU 2023-07 is effective starting January 1, 2024 and should be applied on a retrospective basis to all periods presented. The Company has adopted this standard for the 2024 fiscal year financial statements and interim financial statements thereafter and has applied this standard retrospectively for all prior periods presented in the financial statements (see Note 13 – Segment Reporting for further information).

In December 2023, the FASB issued ASU No. 2023-09, Income Tax (Topic 740): Improvements to Income Tax Disclosures, which amended disclosure requirements for income taxes. The primary changes from this update relate to improvements over income tax disclosures related to the rate reconciliation, income taxes paid and other disclosures. The amendments in this update are effective for annual reporting periods beginning after December 15, 2025, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

p.	Accounting pronouncement not yet adopted

In November 2024, the Financial Account Standards Board (FASB), issued Accounting Standards Update (ASU) 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 is intended to improve disclosures about a public business entity’s expense and provide more detailed information to investors about the types of expenses in commonly presented expense captions. The amendments in this ASU are effective for the Company in fiscal year 2028 on a retrospective basis, with early adoption permitted. The Company is currently evaluating the potential impact of this guidance on its disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update improves disclosures by establishing authoritative guidance on the accounting for government grants received by business entities. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the potential impact of this guidance on its financial statements.

q.	Reclassification of prior year disclosures:

Certain prior years amounts have been reclassified for consistency with the current year disclosures. These reclassifications had no effect on the reported balance sheets, the related statements of comprehensive income (loss), temporary equity and shareholders’ equity (deficit) and cash flows. See Notes 12(a) and 12(b) below.

NOTE 3:-	OTHER CURRENT ASSETS

	December 31, 2025	December 31, 2024
Receivables from governmental authorities	$230	$73
Prepaid expenses	10	180

	$240	$253

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	OTHER ACCOUNTS PAYABLE

	December 31, 2025	December 31, 2024
Accrued expenses	$1,393	$1,127
Accrued employee compensation	18	4

Total	$1,411	$1,131

NOTE 5:-	SHORT-TERM LOANS

a.	In August 2023, the Company borrowed $325 from shareholders, officers, and investors. The loan was repayable within 30 days of the earlier of (i) receipt of the Company’s Horizon 2020 grant or (ii) consummation of the OceanTech merger (see Note 1b). In connection with the loan, the Company issued warrants to purchase Ordinary Shares. The proceeds were allocated between the warrants and the loan; the warrants were measured at fair value at the issuance date and the loan was subsequently measured at amortized cost. The fair value of the warrant resulted in a discount to the loan and the amortization of such discount was recognized as interest expense of $115 for the year ended December 31, 2024. Following cancellation of the OceanTech merger, the warrants were cancelled. In April 2024, after receipt of the Horizon 2020 grant, the Company repaid the loan in full.

b.

In January 2024, the Company received a $150 loan from several lenders (the “January 2024 Loan Lenders”), including from two directors of the Company (the “January 2024 Loan”). Pursuant to the agreement reached in October 2024 (the “2024 Loan Amendment”) with the January 2024 Loan Lenders, the January 2024 Loan Agreement has been extended until the earlier of an IPO consummation date or until August 31, 2025 (the “Maturity Date”), and bears interest at 8% per annum until maturity, commencing as of September 1, 2024. In addition, at the Maturity Date, the Company agreed to pay the January 2024 Loan Lenders an aggregate risk premium equal to $50.  During September 2025, the Company entered into an amendment of the 2024 Loan Agreement to extend the maturity date until November 30, 2025.

Furthermore, upon the occurrence of an IPO, the January 2024 Loan Lenders were granted warrants to purchase 61,539 ordinary shares at an exercise price of $5.00 per share.

See Notes 2(k) and 11(5).

The risk premium was accounted as additional interest to be paid upon maturity date, and the Company amortized such risk premium as interest expense during the term of the loan using the effective interest method. Upon the IPO, the Company and the January 2024 Loan Lenders mutually agreed to extend the maturity date to December 31, 2025 and to continue accrue interest through December 31, 2025. As of December 31, 2025, the loan balance, accrued interest and unamortized risk premium was approximately $221.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	SHORT-TERM LOANS (Cont.)

c.

Between October 2024 and November 2024, the Company entered into the October 2024 bridge loan agreements, pursuant to which the Company obtained bridge loans (the “Bridge Loans”) from the lenders thereto including certain related parties (the “Bridge Loan Lenders”) in the principal amount of $350. The Bridge Loans were to be repaid at the earlier of consummation of an IPO or on March 31, 2025 (the “Bridge Loans Maturity Date”) and bear interest at 8% per annum until maturity commencing as of September 1, 2024. In October 2024, the Company amended the bridge loan agreements pursuant to which the Bridge Loans may be extended beyond March 31, 2025 and until June 30, 2025, subject to the effectiveness of an IPO registration statement not later than March 31, 2025 and the fulfillment of additional cumulative conditions. In addition, at the Bridge Loans Maturity Date, the Company agreed to pay the Bridge Loan Lenders, on a pro rata basis to each Bridge Loan Lender participation to the loan amount, an aggregate risk premium equal to 30% of the loan amount.

Furthermore, upon the occurrence of an IPO, the Bridge Loan Lenders were granted with warrants to purchase 140,000 ordinary shares at an exercise price of $5.00 per share.

See Note 2(k) and 11(5).

On March 31, 2025, the Company and the Bridge Loan Lenders signed an amendment to the bridge loan agreements to extend the maturity date of the Bridge Loans until the earlier of August 31, 2025 or the consummation of an IPO. During September 2025, the Company entered into a further amendments of the bridge loan agreements extending the maturity date until November 30, 2025. The risk premium was accounted as additional interest to be paid upon maturity date, and the Company amortized such risk premium risk as interest expense during the term of the Bridge Loans using the effective interest method. Upon the IPO, the Company and the Bridge Loans lenders mutually agreed to extend the maturity date to December 31, 2025 and to continue accrue interest through December 31, 2025. As of December 31, 2025, the loan balance, accrued interest and unamortized risk premium was approximately $499.

d.

In December 2024, the Company entered into a loan agreement with the former Company’s Chief Executive Officer (the “CEO”), or the December 2024 Loan Agreement, according to which accrued payroll salary at the amount of $117 plus VAT was converted into a loan (the “December 2024 Loan”). The loan amount bears an 8% annual interest rate, which will be payable upon the earlier of the consummation of an IPO or March 31, 2025. In addition, upon maturity, the Company agreed to pay an aggregate risk premium equal to 30% of the loan amount (or approximately $35 plus VAT). It was agreed that if an IPO registration statement is declared effective no later than March 31, 2025, then the maturity date will be extended to June 30, 2025. On March 31, 2025, the Company and Company’s CEO entered into an amendment to the December 2024 Loan Agreement to extend the maturity date until the earlier of August 31, 2025 or the consummation of an IPO. During September 2025, the Company entered into a further amendment of the December 2024 Loan Agreement to extend the maturity date until November 30, 2025.

Furthermore, upon the occurrence of an IPO, the CEO was granted warrants to purchase 55,224 ordinary shares at an exercise price of $5.00 per share. See Notes 2(k) and 11(5).

The risk premium was accounted as additional interest to be paid upon maturity date, and the Company amortized such interest expense during the term of the loan using the effective interest method. Upon the IPO, the Company and the CEO mutually agreed to extend the maturity date to December 31, 2025 and to continue accrue interest through December 31, 2025. As of December 31, 2025, the loan balance, accrued interest and unamortized risk premium was approximately $162 (not including VAT).

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	SHORT-TERM LOANS (Cont.)

e.

In April 2025, the Company entered into bridge loan agreements (the “April 2025 Loans” or “April 2025 Loan Agreements”), pursuant to which the Company obtained bridge loans in the amount of $200 from the lenders thereto including certain related parties, including the Company’s current chairman and CEO and one if its directors. The April 2025 Loans bear interest at 8% per annum until maturity and the Company agreed to pay the lenders an additional risk premium equal to 50% of their respective loan amount. The April 2025 Loan’s maturity date is the earlier of August 31, 2025, or the date of consummation of a Qualified IPO (consummation of an IPO on NYSE or the NASDAQ for a total offering of no less than $6,000). During September 2025, the Company entered into an amendment of the April 2025 Loan Agreements to extend the maturity date until November 30, 2025.

Furthermore, upon the occurrence of a Qualified IPO, the April 2025 Loan lenders, were granted warrants to purchase 92,309 Ordinary Shares at an exercise price of $5.00 per share. See Notes 2(k) and 11(5).

The risk premium was accounted as additional interest to be paid upon maturity date, and the Company amortized such interest expense during the term of the loan using the effective interest method. Upon the IPO, the Company and the lenders mutually agreed to extend the maturity date to December 31, 2025 and to continue accrue interest through December 31, 2025. As of December 31, 2025, the loan balance, accrued interest and accrued risk premium was approximately $315.

The following table presents the movement in short-term loans:

Balance as of January 1, 2025	$573
Proceeds from short-term loans	300
Accrued interest and amortization of short-term loans’ premium risk	324
Balance as of December 31, 2025	$1,197

Balance as of January 1, 2024	$210
Accrued interest and amortization of short-term loans discount	171
Loan repayment	(325)
Proceeds from short-term loans	400
Conversion of accrued payroll salary into short-term loan	117
Balance as of December 31, 2024	$573

The weighted-average contractual interest rate on short-term loans outstanding was 8% as of December 31, 2025 and 2024.

See also Note 15 below.

Warrants

In accordance with the agreements described above, and upon the closing of the IPO on December 5, 2025, the Company granted warrants to purchase an aggregate of 349,072 Ordinary Shares to the lenders of the January 2024 Loan, the Bridge Loan, the December 2024 Loan and the April 2025 Loan. The exercise price of the warrants is $5.00 per share with an expiration date of December 5, 2028.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	CONVERTIBLE NOTES

a.	During 2020, the Company entered into various Convertible Loan Agreements (the “2020 CLAs”) for the issuance of convertible notes in the principal amount of $900 (the “2020 Notes”). In addition, during 2024, the Company received an additional $450 as part of the October 2024 CLA Addendum as described below.

The 2020 Notes bear no interest and, unless previously converted (see below), shall become fully due and payable in cash following one (1) year from each 2020 CLA issuance date.

The 2020 Notes may be converted into the most senior securities of the Company or repaid as follows:

1.	Automatic conversion upon occurrence of a qualified round – upon the closing of a qualified round (transaction or series of related transactions in which shares of the Company having substantially similar rights are issued for an aggregate investment amount of at least $ 3,000), the 2020 Notes shall be automatically be converted into such number of shares of the most senior securities issued in such qualified round, based on a price per share equal to 80% of the lowest price per share actually paid by any investor in the qualified round.

2.	Automatic conversion upon occurrence of a merger and acquisition transaction – upon the closing of merger and acquisition transaction (as defined in the 2020 CLAs), the 2020 Notes shall be automatically converted into Company’s most senior securities, based on a price per share equal to 80% of the lowest price per attributed to such securities in the merger and acquisition transaction.

In October 2021, the Company and 2020 CLA investors reached an agreement according to which, in connection with the raising of a convertibles notes in 2021, the 2020 Notes will be converted into ordinary shares upon the occurrence of an exit event (including an IPO or merger) of the Company based on a price per share equal to 80% at a pre money valuation of $5,150.

On January 3, 2024, the Company extended the due date of the 2020 Notes until April 30, 2024 and, subsequently, further extended from time to time the due date until August 31, 2025. During September 2025, the Company entered into amendments of the 2020 Notes to extend the maturity date until November 30, 2025.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	CONVERTIBLE NOTES (Cont.)

b.	In October 2024, the Company entered into an addendum to the 2020 CLAs (the “October 2024 CLA Addendum”) pursuant to which the Company issued additional notes in the aggregate principal amount of $450 to certain lenders (the “Participating Lenders”). Pursuant to the October 2024 CLA Addendum, the 2020 Notes held by the non-participating lenders will bear interest at 8% per annum until maturity commencing as of July 1, 2024, and the 2020 Notes held by the Participating Lenders commencing on March 31, 2025. In addition, pursuant to the October 2024 CLA Addendum, upon the earlier of March 31, 2025 or occurrence of an IPO, the 2020 Notes principal and accrued interest will be automatically converted into 609,888 ordinary shares based on a pre money valuation of $5,150. In addition, upon conversion of the CLAs to ordinary shares the Company agreed to issue additional 553,640 ordinary shares to the Participating Lenders which represents the additional amount provided by Participating Lenders, the applicable accrued interest and the amount of $340 as a risk premium. On March 31, 2025, the Company and the lenders signed an amendment to the loan agreement to extend the maturity date until the earlier of August 31, 2025 or consummation of an IPO. During September 2025, the Company entered into amendments of the October 2024 CLA Addendum to extend the maturity date until November 30, 2025.

Until IPO consummation, the Company estimated the fair value of the 2020 Notes using the Probability-Weighted Expected Return Method (PWERM). As of the IPO date, the Company estimated the fair value of the 2020 Notes using the share price of the IPO investors (which was $8), at amount of $9,308. For years ended December 31, 2025, 2024 and 2023 the Company recorded an income (expense) of $(4,936), $3,483 and $(2,019), respectively, for the revaluation of such 2020 Notes, within financial income (expense), net in the statements of comprehensive income (loss).

A summary of significant unobservable inputs (Level 3 inputs) used in measuring the fair value of 2020 Notes outstanding are as follows:

	December 31, 2025	December 31, 2024
Principal amount	$-	$1,350
Discount rate	-%	30%
Term (years)	-	0.40
Fair value	$-	$4,372

c.	On December 5, 2025, upon the closing of Company’s IPO, the 2020 Notes were converted into 1,163,528 ordinary shares, refer to Note 11.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	CONVERTIBLE NOTES (Cont.)

The following table presents changes in the fair value of the 2020 Notes:

Balance as of January 1, 2023	$6,472
Conversion of the convertible notes raised in 2021 into preferred D-2 shares	(1,086)
Changes in fair value	2,019
Balance as of December 31, 2023	$7,405
Issuance of additional 2020 Notes	450
Changes in fair value	(3,483)
Balance as of December 31, 2024	$4,372
Changes in fair value	4,936
Conversion into Ordinary Shares upon IPO	(9,308)
Balance as of December 31, 2025	$-

NOTE 7:-	WARRANT LIABILITY

During 2015, the Company issued warrants to purchase 167,365 ordinary shares in connection with the issuance of its convertible notes, which are exercisable into convertible preferred D-2 shares at an exercise price of $15.20 per share. The warrants were exercisable at the earlier of: (i) March 1, 2025, (ii) immediately prior to the closing of an IPO, (iii) upon occurrence of a deemed Liquidation event, or (iv) immediately prior to the occurrence of a liquidation event, as described in Company’s Article of Association (the “AOA”).

On March 1, 2025, the warrants expired in accordance with their terms and were not exercised.

A summary of significant unobservable inputs (Level 3 inputs) used in measuring the fair value of the warrants issued are as follows:

	December 31, 2025	December 31, 2024
Number of warrants	-	167,365
Discount rate	-	30.0%
Term (years)	-	0.25
Fair value	-	160

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	WARRANT LIABILITY (Cont.)

The following table presents changes in the fair value of the warrant liability:

Balance as of January 1, 2023	$685

Changes in fair value	(62)

Balance as of December 31, 2023	$623

Changes in fair value	(463)

Balance as of December 31, 2024	$160

Changes in fair value	(160)

Balance as of December 31, 2025	$-

NOTE 8:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

Taxable income of the Company is subject to the Israeli corporate tax rate which was 23% for the years ended December 31, 2025, 2024 and 2023.

The Company has not recorded an income tax expense due to its history of operating losses.

b.	Net operating loss and capital carry forward:

As of December 31, 2025, the Company had net operating loss carry forwards and capital loss carry forward for Israeli income tax purposes of approximately $48,300 and $133, respectively. Net operating loss carry forwards in Israel may be carried forward indefinitely and offset against future taxable income.

c.	As of December 31, 2025, the Company had final tax assessments for tax years prior to and including the tax year ended December 31, 2019.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	TAXES ON INCOME (Cont.)

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carry forward	$48,300	$38,940

Deferred tax asset before valuation allowance	11,109	8,956
Valuation allowance	(11,109)	(8,956)

Net deferred tax asset	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance as of December 31, 2025 and 2024.

e.	Income tax expense (benefit):

The components of income (loss) before tax and a reconciliation of the Company’s theoretical statutory tax benefit to income tax benefit is as follows:

	Year Ended December 31,
	2025	2024	2023
Loss (income) before taxes	$13,648	$(4,801)	4,132
Israeli statutory income tax rate	23%	23%	23%
Theoretical statutory tax benefit (expense)	3,139	(1,104)	950

Revaluation of convertible notes and warrants	(966)	905	(464)
Share based payment	(1,245)	-	-
Temporary deductible difference	120	(164)	(26)
Profit (losses) for which a valuation allowance was provided or benefit from loss carryforwards and permanent differences	(1,048)	363	(460)

Income tax expense	$-	$-	-

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENCIES

1.	Between September 2004 and December 2015, the Company received funding from the IIA for its participation in certain research and development activities, based on budgets approved by the IIA, subject to the fulfillment of specified milestones. The Company is committed to pay royalties to the IIA on proceeds from sale of products related to research and development activities of which the IIA participates by way of grants. According to the funding terms, royalties between 3% and 4.5% are payable on sales of developed products funded, up to 100% of the grant received by the Company, linked to U.S. dollar and bearing Term SOFR interest rate. In the case of failure of a funded research and development activity, the Company is not obligated to pay any such royalties to the IIA. As of December 31, 2025, total contingent obligation to IIA is $2,600 (including interest at the amount of $300).

2.	In February 2018, the Company entered into a services agreement with Baxter Healthcare Corporation (the “Baxter Services Agreement” and “Baxter”, respectively), pursuant to which the Company agreed to purchase certain services from Teva Medical (Marketing) Ltd. (the “Teva”) in connection with GelrinC. In April 2022, the Company amended the Baxter Services Agreement to replace Teva as the supplier of Tisseel (as defined below) under the Supply Agreement for GelrinC with Baxter as Teva ceased to distribute Tisseel in Israel.

Under the Baxter Services Agreement, Baxter provides the Company with quality, regulatory and technical support, for up to a maximum aggregate of 40 man-hours per year for all such support. In consideration for receiving such support, the Company pays Baxter $60 per year until the Company received Food and Drug Administration (the “FDA”) approval to market GelrinC in the United States. Following FDA approval to market GelrinC in the United States, the Company agreed to pay Baxter $200 per year during the term of the Baxter Services Agreement; however, the year the Company will receive an FDA approval to market GelrinC in the United States, the Company must pay the remining $140 balance for that year within 30 days after receiving such approval. The Company incurred expenses under the Baxter Services Agreement of $60 in each of the years ended December 31, 2025, 2024 and 2023.

3.	In July 2008, the Company entered into a Supply Agreement with Baxter and Teva which was amended and restated on January 6, 2009, pursuant to which the Company agreed to purchase Tisseel VHSD fibrin sealant Kit (the “Tisseel”), from Teva, with Teva being Baxter’s exclusive distribution agent in Israel for Tisseel, for manufacture of GelrinC. The Supply Agreement was amended and restated. The Supply Agreement provides for up to 1,000 kits of Tisseel of the 2 ml Tisseel kit, or 500 kits of Tisseel of the 4 ml Tisseel kit, or 200 kits of Tisseel the 10 ml Tisseel kits per year at a fixed purchase price of $0.136 per unit. The payments under the Supply Agreement are due 30 days from the date of invoice and the Company is subject to a service charge of 1% per month on all amounts past due.

The Supply Agreement had an initial term of 3 years which ended on April 1, 2011; however, the Supply Agreement has an ever-green clause and is automatically renewable for consecutive 1 year terms unless either party gives notice of termination at least 3 months prior to the then current term. The Supply Agreement may be terminated without cause by Baxter upon 90 days’ prior written notice to the other parties. In addition, either party may terminate the Supply Agreement in the event of an uncured material breach or insolvency. The purchases under the Supply Agreement were not material and therefore did not have material impact on the financial statements in each of the years ended December 31, 2025, 2024 and 2023.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENCIES (Cont.)

4.	In 2019, a disagreement arose between the Company and CSL Behring GmbH (the “CSL”) as to whether certain unshipped minimum purchase commitments for fibrinogen from 2018 to 2020 are to be paid by the Company pursuant to a Framework Supply Agreement dated March 8, 2016 (the “Framework Supply Agreement”), by and between the Company and CSL, whereby CSL agreed to supply the Company with fibrinogen. On January 14, 2020, the Company received a termination letter (the “CSL Termination Letter”). In the CSL Termination Letter, CSL demanded a total amount of $820, claiming it was owed the minimum purchase commitment amounts under the Framework Supply Agreement not paid by the Company in 2018 and 2019. In a subsequent correspondence, CSL additionally demanded interest and damages for lost profit, with an aggregate demand amount of $1,476. The Company disputed CSL’s payment demand and contends that CSL’s demands are baseless under the Framework Supply Agreement, as the minimum purchase commitment under the Framework Supply Agreement is conditional upon first obtaining approval of the FDA and the European Medicines Evaluation Agency, or EMEA, and other quality and clinical milestones, none of which has occurred. Notwithstanding, CSL claimed to have obtained a valid German court order in its favor and to endeavor to seek for its enforcement in Israel. Company’s position is that CSL’s claim for the payment of the said unshipped minimum purchase commitments lacks any ground under the terms of the Framework Supply Agreement.

A hearing to annul the court order in Germany was scheduled for April 2025 and a hearing to discuss the enforcement in Israel was scheduled for June 2025. With respect to the hearing to annul the court order, the judge requested that the parties submit their arguments in writing. The Company submitted its arguments to the German court by way of a brief on April 11, 2025. In May 2025, the German court issued a judgment dismissing the Company’s annulment claim. On June 26, 2025, the Company entered into an agreement with CSL pursuant to which the Company is required to make an immediate payment of $30 and an additional payment of $300 which is payable upon the earliest to occur from (i) the closing of an initial public offering, (ii) the consummation of a SPAC transaction (as defined in the agreement) or (iii) any other transaction in which the Company raises funds or debt, as well as reimburse certain of CSL’s legal expenses and two future payments of $300 and $200 by the Company to CSL upon the achievement of certain global sales milestones. As of December 31, 2025, the Company has paid the $30 immediate payment and the $300 additional payment, and has not paid $100 reimbursement of CSL’s legal expenses as of December 31, 2025; accordingly, the Company recorded an accrued liability of $100 for the unpaid CSL legal expenses. The Company has not recorded a liability for the additional contingent milestone payments of $300 and $200, as achievement of the related global sales milestones is not considered probable as of December 31, 2025.

The Company’s product has yet to be approved by FDA and is still in clinical trials and in any event, is not using CSL’s fibrinogen.

From time to time, the Company has been and may be in the future subject to other legal proceedings, claims, investigations, and government inquiries in the ordinary course of business. There are no currently pending legal proceedings that the Company believes will have a material adverse impact on the business or financial statements.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENCIES (Cont.)

5.	In January 2025, the Company renewed its facility lease agreement until December 2025. The monthly rental obligations under non-cancellable leases are approximately $5.5 including $3 for administrative expenses).

The Company has elected to utilize the practical expedient in ASC 842 for short-term leases (leases with terms of less than 12 months) whereby a lease liability and right of use asset will not be recorded for short-term leases.

6.	On January 23, 2025, the Company’s Board of Directors approved a cash bonus for the Company’s strategic and legal advisor, contingent upon the closing of an additional fundraising transaction (other than the Company’s IPO, which closed on December 5, 2025). The approved bonus is up to an amount of $350 plus VAT. As of December 31, 2025, the Company has not recorded a liability related to this bonus arrangement since the Company could not predict the likelihood that such a transaction would occur.

7.	On March 20, 2025, Company’s shareholders approved a one-time payment to Company’s chief executive officer and executive chairman of the Board of Directors in the amount of $500 in consideration of his services to the Company since 2019. The payment was conditional upon the closing of the IPO.

NOTE 10:-	TEMPORARY EQUITY

The preferred shares confer upon their holders all rights accruing to holders of ordinary shares (as detailed below in this Note 10), and, in addition, the rights, preferences and privileges granted to the preferred shares as follows:

a.	Dividends and Other Distributions

The holders of all preferred shares are entitled to receive, when and if declared by the board of directors, a noncumulative dividend. Such dividends will be distributed to the holders of the ordinary shares and the preferred shares on a pro-rata basis. Since inception, no dividends have been declared.

Other distributions described in the AOA as follows: If the Company declares a distribution payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights, or if the Company at any time pays a dividend payable in additional ordinary shares or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional ordinary shares, then, in each such case, the holders of preferred shares is entitled to receive such distribution in respect of their holdings on an as-converted basis as of the record date for such distribution.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	TEMPORARY EQUITY (Cont.)

b.	Conversion Rights

Each preferred share is convertible, at the option of the holder thereof, into such number of fully paid and non-assessable ordinary shares at a 1:1 ratio, subject to certain adjustment such as splits and combinations, recapitalization, adjustments for dividend or other distribution as fully described in the AOA.

c.	Automatic and Mandatory Conversion

Each preferred share automatically converts without payment of additional consideration into ordinary shares at the conversion rate (as described above) then in effect: (i) immediately prior to the closing of a QIPO (means the closing of an IPO at a pre-money equity valuation of the Company of at least $120,000, generating minimum net proceeds of at least $25,000), subject to the consummation of such QIPO; or (ii) at the written request of the holders of at least a qualified majority of the issued preferred shares.

d.	Anti-dilution Protection

If the Company issues or sells, or is deemed by the express provisions of AOA’s subsection to have issued or sold, additional shares for an effective price which is less than the applicable conversion price then in effect for any series of preferred share, then and in each such case, the conversion price then in effect for such preferred shares shall be reduced, concurrently with such issue or sale, for no additional consideration, as described in the AOA.

e.	Liquidation Preference

In an Exit Event (IPO, or in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or deemed liquidation event which is a consolidation, merger or reorganization or a sale of all or substantially all of the Company’s assets, or substantially all of the Company’s issued and outstanding share capital of the Company), first, the holders of the convertible preferred D shares (collectively preferred D-1 and D-2 shares) on a pari passu basis among them are entitled to receive from any distribution, prior to and in preference over all other classes of equity securities, an amount per share equal to: (i) the applicable original issue price for each convertible preferred D shares then held; plus (ii) declared but unpaid dividends if any.

Second, following payment of the Series D Preference Amount (the applicable original issue price for each convertible preferred D share then held and declared but unpaid dividends if any) in full, the holders of the convertible preferred B shares and the convertible preferred C shares on a pari passu basis among them, but in priority to the convertible preferred A shares, are entitled to receive from any distribution, an amount per each convertible preferred B share or convertible preferred C shares, as applicable, held thereby, prior to and in preference over the convertible preferred A shares, an amount per share equal to: (i) the applicable original issue price for each convertible preferred B share or convertible preferred C shares, as applicable, then held; plus (ii) declared but unpaid dividends if any.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	TEMPORARY EQUITY (Cont.)

Third, upon completion of the distribution to the convertible preferred D shares, convertible preferred C shares and convertible preferred B shares above, the holders of the convertible preferred A shares are entitled to receive, for each convertible preferred A share held thereby, prior to and in preference over all the remaining classes of equity securities, an amount per share equal to: (i) the applicable original issue price for each convertible preferred A share then held; plus (ii) a rate of return equal to 8% annually compounded thereupon, calculated from the applicable original issue date of each such convertible preferred A shares, less any dividends actually paid on such convertible preferred A share.

Upon completion of the distribution as described above, if any of the Company’s assets and funds legally available for distribution remain in the Company, all shareholders of the Company (ordinary and preferred) will participate in the distribution of such remaining assets and funds of the Company, on a pro-rata basis according to their respective holdings in the Company, calculated on an as-converted basis.

Notwithstanding the foregoing, if the aggregate distribution pursuant to the above, together with their pro rata participation, would not result in the holders of convertible preferred D shares receiving an amount per share of at 2 times the applicable original issue price for each convertible preferred D share, then each holder of convertible preferred D shares will be entitled to receive in respect of each share held by such holder of convertible preferred D share, interest at a rate of 15% per annum of the applicable original issue price of such convertible preferred D share, compounded annually from the date of the actual payment thereto to the date of distribution, until such time that each holder of convertible preferred D shares receives an aggregate amount of 2 times the respective original issue price for each convertible preferred D share.

In the event of a “Deemed Liquidation”, which is a sale of all or substantially all of the assets of the Company (including, the grant of an exclusive license to all or substantially all of the intellectual property rights of the Company), in a single transaction or a series of related transactions, the Company and its shareholders will take such actions as are required to effect a distribution in accordance with Company’s AOA, unless each of the holders of convertible preferred shares vote collectively against effecting such distribution.

In the event of an IPO, the conversion price of the preferred shares shall be adjusted to reflect a deemed liquidation distribution to the preferred shares as provided in the AOA, such that the number of ordinary shares issuable upon conversion thereof reflects that number of ordinary shares that would have been distributed with respect the preferred shares in a distribution made according to the AOA at the pre-money valuation of the IPO.

Although the preferred shares are not redeemable, in the event of certain “Deemed Liquidation Event” that are not solely within the Company’s control (including merger, acquisition, or sale of all or substantially all of the Company’s assets), the holders of the preferred shares are entitled to preference amounts paid before distribution to other shareholders (as explained in the previous paragraph) and, hence, effectively redeeming the preference amount. The preferred shares are classified outside of shareholders’ deficit as a result of these in-substance contingent redemption rights.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	TEMPORARY EQUITY (Cont.)

Upon completion of the IPO on December 5, 2025, all outstanding preferred shares were converted into 2,603,652 Ordinary Shares and their preference rights expired. Accordingly, the preferred shares were classified from temporary equity to shareholders equity (deficit).

NOTE 11:-	SHAREHOLDERS’ EQUITY (DEFICIT)

Ordinary Shares:

Ordinary shares confer to holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends if declared. However, certain ordinary shareholders, who received those shares upon their exercise of options pursuant to the Company’s share option plan, have signed an irrevocable proxy appointing the Chairman of the Company’s Board of Directors to use the voting rights of their ordinary shares.

On March 20, 2025, at the general meeting of the Company’s shareholders, the shareholders of the Company approved an increase of the authorized share capital of the Company to 22,500,000, cancellation of the par value of the ordinary shares and the Company’s preferred shares and a forward share split at a ratio of a two and a half-for-one (2.5-for-1) of the ordinary shares and preferred shares. As a result of the Split, for every one (1) share of share either issued and outstanding will be granted two and a half (2.5) new ordinary shares or preferred shares, as applicable.

Shares Issuances:

a.	On December 5, 2025, the Company issued 2,603,652 Ordinary Shares following a conversion of 2,603,652 preferred shares, see also Note 10.

b.	On December 5, 2025, the Company issued 1,163,528 Ordinary Shares following a conversion of 2020 Notes, see also Note 6.

c.

On December 5, 2025, the Company closed its IPO of 1,250,000 Ordinary Shares at a price of $8.00 per share for gross proceeds of approximately $10,000 (net proceeds of approximately $8,048, after deducting underwriting discounts and commissions and other offering expenses). The ordinary shares are listed on the NYSE and commenced trading under the symbol “RGNT” on December 4, 2025.

As part of the IPO, the Company granted the underwriter an option for a period of up to 45 days after the closing of the IPO to purchase, at the public offering price, up to 187,500 additional Ordinary Shares (representing 15.0% of the total number of Ordinary Shares sold in the IPO), less the underwriting discount.

In addition, pursuant to the terms of the underwriting agreement for the IPO, the underwriter was granted warrants to purchase 62,500 ordinary shares at an exercise price of $10 per Ordinary Share and may be exercised from June 2026 until December 2030. The Company estimated the fair value of the warrants using a Black-Scholes options pricing model and concluded it is approximately $290, which were recognized as issuance expenses.

 REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS’ EQUITY (DEFICIT) (Cont.)

Prior to the closing of the IPO, deferred offering costs, which consist primarily of accounting, legal and other fees related to the Company’s IPO, were capitalized within other current assets, in the balance sheets. Upon the closing of the IPO, $176 of deferred offering costs were reclassified into shareholders’ equity (deficit) as an offset against IPO proceeds and recorded as part of Company’s issuance expenses.

4.

The 62,500 warrants that were granted to the underwriter, were classified as equity in accordance with ASC 815-40, as they are indexed to the Company’s own stock and meet all equity classification criteria. Accordingly, the warrants were recorded within shareholders’ equity and are not subsequently remeasured. The fair value of the warrants granted was estimated using the Black-Scholes option pricing model using the following range assumptions:

Description	2025

Risk-free interest rate	3.72%
Expected volatility (*)	81.71%
Dividend yield	-
Contractual life (in years)	5
Exercise price	$10

(*) Volatility was estimated based on the volatility of the share price of similar companies in the biotechnology sector as the Company has no sufficient observations.

5.	As described in Note 5, on December 5, 2025, the Company granted certain lenders warrants to purchase an aggregate of 349,072 ordinary shares. During the year ended December 31, 2025, the Company recorded an expense of $1,651 related to these warrants within finance income (expenses), net. See also Notes 2(k) and 5(b) through 5(e).

The fair value of the warrants granted was estimated using the Black-Scholes option pricing model using the following range assumptions:

Description	2025

Risk-free interest rate	3.59%
Expected volatility (*)	79.85%
Dividend yield	-
Contractual life (in years)	3
Exercise price	$5

(*) Volatility was estimated based on the volatility of the share price of similar companies in the biotechnology sector as the Company has no sufficient observations.

 REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS’ EQUITY (DEFICIT) (Cont.)

Share-based compensation:

In July 2024, the Board of Directors approved the adoption of the 2024 Share Option Plan (the “2024 Plan”). Under the 2024 Plan, the Company may grant share options to its officers, directors, employees and consultants. Each share option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable option agreement (each an “Option Agreement”). On May 5, 2025 and December 22, 2025, the Board of Directors approved an increase to the equity reserve option pool of 50,000 and 750,000 options, respectively. As of December 31, 2025, the number of ordinary shares reserved for issuance under the 2024 Plan is 965,000, out of which 302,996 ordinary shares available for future grant.

On January 23, 2025, the Company granted certain employees and consultants share options to purchase an aggregate of 196,471 ordinary shares at an exercise price of NIS 0.004 per share. The vesting of these share options was contingent upon the consummation of an IPO. The share options have a 10 year term. On December 5, 2025, the share options became fully vested.

On January 23, 2025, the Company granted (subject to shareholders approval which was obtained on March 20, 2025) options to purchase 283,533 ordinary shares in consideration for NIS 0.004 per option to chairman of the Board of Directors. The vesting of these share options was contingent upon the consummation of an IPO. The share options have a 10 year term. On December 5, 2025, the share options became fully vested.

On December 5, 2025, the Company granted the chairman of the Board of Directors fully vested share options to purchase an aggregate of 182,000 ordinary shares at an exercise price of NIS 0.004 per share. This grant was made pursuant to the anti-dilution provision agreed upon with the chairman of the Board of Directors.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS’ EQUITY (DEFICIT) (Cont.)

The following table summarizes the Company’s share options activity during the year ended December 31, 2025:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual terms (in years)

Outstanding as of December 31, 2024	79,290	$1.46	3

Grants	662,004	0.001	10

Outstanding as of December 31, 2025	741,294	$0.16	8.6

Vested and expected to vest as of December 31, 2025	741,294	$0.16	8.6

Exercisable as of December 31, 2025	741,294	$0.16	8.6

As of December 31, 2025, and 2024, the aggregate intrinsic value of the outstanding share options is $4,880 and $550, respectively, and the aggregate intrinsic value of the exercisable share options is $4,880 and $550, respectively.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS’ EQUITY (DEFICIT) (Cont.)

The fair value of the share options granted was estimated using the Black-Scholes option pricing model using the following range assumptions:

Description	2025

Risk-free interest rate	(*)
Expected volatility	(*)
Dividend yield	-
Discount for lack of marketability	(**)
Expected term (in years)	10
Exercise price (in NIS)	0.004

(*) Since the exercise price is effectively zero, volatility, expected life, and the risk-free interest rate have no impact on the share option’s fair value.

(**) Discount for lack of marketability – an estimated 0.41 years to IPO is reflected as a discount for lack of marketability estimated using the Finnerty model

The weighted average grant date fair value of share options granted during the year ended December 31, 2025 was $8.14.

The Company recorded an expense under general and administrative expenses at the amount of $5,391 following the grant of fully vested share options related to 2025 grants.

NOTE 12:-	SELECTED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA

a.	Research and development expenses, net:

	Year Ended December 31,
	2025	2024	2023
Subcontractors	$328	$639	$	(*)768
Salaries and related expenses	3	3		25
Travel	-	18		10
Other	-	2		3
Research and development expenses	331	662		806

Horizon 2020 grant	-	(2,306)		-

Research and development expenses, net	$331	$(1,644)		$806

(*)	Reclassified $93 from materials and patents expenses to subcontractors’ expenses.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SELECTED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA (Cont.)

b.	General and administrative expenses:

	Year Ended December 31,
	2025	2024	2023

Share based payment	$5,391	$-	$-
Salaries and related expenses	512	-	-
Professional fees	471	526	1,013
Rent, office maintenance and communication-overhead	67	(**69	(*66
Patents	62	18	-
Others	134	(**99	(*46

Total	$6,637	$712	$1,125

(*)	Reclassified $18 from rent, office maintenance and communication-overhead to others.

(**)	Reclassified $14 from rent, office maintenance and communication-overhead to others.

c.	Financial income (expenses), net:

	Year Ended December 31,
	2025	2024	2023

Changes in fair value of convertible notes (see Note 6)	$(4,936)	$3,483	$(2,019)
Changes in fair value of warrant liability (see Note 7)	160	463	62
Other financing income (expense):
Share based payment (see Note 11(5)	(1,651)	-	-
Amortization of short-term loan discount	(245)	(161)	(173)
Interest on short-term loans	(79)	(10)	-
Bank fees	-	(2)	(3)
Exchange rate differences	71	96	(68)
Other financing expense, net	(1,904)	(77)	(244)

Financial income (expense), net	$(6,680)	$3,869	$(2,201)

NOTE 13:	SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the “CODM”) in deciding how to allocate resources and in assessing performance. The Company’s business is comprised of one reportable segment specializing in development of innovative tissue repair solutions, with current efforts focused on orthopedic treatments using the Gelrin platform. See Note 1a for further details.

The Company’s CODM is its Chief Executive Officer.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	SEGMENT REPORTING (Cont.)

The CODM performs the assessment of the segment performance by using net income (loss) to monitor budget versus actual results. Segment assets that are reviewed by the CODM are reported within the Company’s balance sheet as total assets. The interest expenses for the reportable segment are the same as those reported in the statements of comprehensive income (loss).

The table below summarizes the significant expense categories regularly reviewed by the CODM:

	Year Ended December 31,
	2025	2024	2023

Outsourced and contracted services for research and development	$(328)	$(639)	$(768)
Professional fees	(471)	(526)	(1,013)
Other segments items*	(12,849)	5,966	(2,351)

Net income (loss)	$(13,648)	$4,801	$(4,132)

(*)	Other segments items including mainly, changes in fair values of convertible notes and warrant liability, share based payment related to options and warrants grant, Horizon 2020 grant and others expense.

NOTE 14:-	RELATED PARTY TRANSACTIONS

The Company rents its office in Herzliya, Israel from E.G Archimedes Ltd, which is under the Company’s executive chairman’s control, for a minimum monthly rental fee of approximately $5.5. The rent agreement is in place until December 2026 (refer to Note 9(5)).

In 2025 and 2024, the Company entered into short-term loan agreements with certain directors and officers of the Company (see Note 5b, Note 5c and Note 5e).

There were no other material related party transactions in each of the years ended December 31, 2025, 2024 and 2023 that were outside of the Company’s normal course of business.

NOTE 15:-	SUBSEQUENT EVENT NOTE

Subsequent to December 31, 2025 and through the issuance date of these financial statements, the Company repaid an aggregate of approximately $862 (including principal, accrued interest, and applicable risk premiums) under its short-term loan arrangements, including repayments relating to the January 2024 Loan, the Bridge Loans, the December 2024 Loan, and the April 2025 Loans (amount presented in the aggregate and not allocated by loan). See also Note 5.