Form 20-F/A
period 2025-12-31
REGENTIS BIOMATERIALS LTD.
filed 2026-02-27
CIK 1912966

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Amendment No. 1)

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

Yes ☐ No ☒

Regentis Biomaterials

Form 20-F/A

(Amendment No. 1)

For the Fiscal Year Ended December 31, 2025

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this “Amendment”) amends the annual report on Form 20-F of Regentis Biomaterials Ltd. for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2026 (the “Original Report”).

This Amendment is being filed solely to correct formatting errors in the Statements of Comprehensive Income (Loss) on page F-4 and the Statements of Temporary Equity and Shareholders’ Equity (Deficit) on page F-5 of the Original Report which were mistakenly included in the Original Report due to an oversight by the Company’s financial printer.

As required by Rule 12b-15 under the Exchange Act, as amended, new certifications by our principal executive officer and principal financial officer are being filed as Exhibits 12.1, 12.2, 13.1 and 13.2 to this Amendment.

This Amendment does not reflect events occurring after the filing of the Original Report and does not modify or update the disclosure therein in any way except as described above or herein. No other changes have been made to the Original Report. The filing of this Amendment should not be understood to mean that any statements contained in the Original Report, as amended by this Amendment, are true or complete as of any date subsequent to the original filing date of the Original Report. Unless otherwise stated herein, all disclosures referenced as being made “as of the date of this Annual Report” or similar language are speaking as of the date of the Original Report.

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

Knee cartilage injuries can be caused either by acute or repetitive trauma due to daily function, including those caused by sports activity. Knee cartilage does not usually heal by itself when injured. Without treatment, cartilage injuries may progress and cause degeneration of joints, osteoarthritis, and possibly require total knee replacement. According to an article published in April 2020 on the Harvard Health Publishing of Harvard Medical School Website, the cartilage repair market in general, is a large sector of orthopedic medicine and currently represents an estimated overall annual market opportunity of about 750,000 arthroscopic knee operations in the United States at a cost of $4 billion. According to an article published in PubMed Central (National Library of Medicine), articular cartilage injuries are present in 60% to 66% of knees undergoing arthroscopy, meaning that there are an average of ~472,500 articular cartilage repair procedures annually.

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

If our product is approved in the United States, it is highly likely that we will face competition from Vericel. Vericel’s MACI utilizes a cellular procedure requiring two surgeries; one for the biopsy taking out a piece of health cartilage for cellular expansion, and a second which occurs approximately 10 - 12 weeks thereafter for reimplantation of the expanded cell population. This procedure costs ~$40,000, with a reported recovery period of 6 weeks. This is a long, complex procedure especially compared to the ~10 minute procedure for the delivery of GelrinC, which only involves one surgery.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

2.1**	Description of Securities Registered under Section 12

4.1	Amended and Restated Investors’ Rights Agreement, by and among Regentis Biomaterials Ltd., HaisThera Scientific Fund L.P. and the Owners and Holders of Series D-1 Preferred Shares and Series D-2 Preferred Shares, dated February 4, 2016 (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.1+	Regentis Biomaterials Ltd. 2009 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.2+	Regentis Biomaterials Ltd., The 2024 Share Option Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.3+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.4	Amended and Restated Supply Agreement, by and among Regentis Biomaterials Ltd., Baxter Healthcare Corporation, and Teva Medical (Marketing) Ltd., dated January 6, 2009 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.5	Services Agreement, by and between Regentis Biomaterials Ltd. and Baxter Healthcare Corporation, dated February 27, 2018 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.6	Amendment dated July, 2019 to the Services Agreement, by and between Regentis Biomaterials Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.7	Agreement, by and between Regentis Biomaterials Ltd. and Shimony Yosef Certified Public Accountant (Isr.), dated December 5, 2022 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.8	Data Agreement, by and between Regentis Biomaterials Ltd and TiGenix NV, dated July 20, 2015 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

10.9	Underwriting Agreement, dated as of December 3, 2025, by and between the Company and ThinkEquity LLC (incorporated by reference to Exhibit 1.1 to our Current Report on Form 6-K as filed with the Securities and Exchange Commission on December 5, 2025)

10.10	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 24, 2025)

11.1**	Insider Trading Policy

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

97.1+**	Clawback Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Previously Filed

+	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F/A filed on its behalf.

REGENTIS BIOMATERIALS LTD.

Date: February 27, 2026	By:	/s/ Dr. Ehud Geller
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

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENCIES (Cont.)

5.	In January 2025, the Company renewed its facility lease agreement until December 2025. The monthly rental obligations under non-cancellable leases are approximately $5.5 (including $3 for administrative expenses).

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

NOTE 12:-	SELECTED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA

a.	Research and development expenses, net:

	Year Ended December 31,
	2025	2024	2023
Subcontractors	$328	$639	$	(*)768
Salaries and related expenses	3	3		25
Travel	-	18		10
Other	-	2		3
Research and development expenses	331	662		806

Horizon 2020 grant	-	(2,306)		-

Research and development expenses, net	$331	$(1,644)		$806

(*)	Reclassified $93 from materials and patents expenses to subcontractors’ expenses.

REGENTIS BIOMATERIALS LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SELECTED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA (Cont.)

b.	General and administrative expenses:

	Year Ended December 31,
	2025	2024	2023

Share based payment	$5,391	$-	$-
Salaries and related expenses	512	-	-
Professional fees	471	526	1,013
Rent, office maintenance and communication-overhead	67	(**)69	(*)66
Patents	62	18	-
Others	134	(**)99	(*)46

Total	$6,637	$712	$1,125

(*)	Reclassified $18 from rent, office maintenance and communication-overhead to others.

(**)	Reclassified $14 from rent, office maintenance and communication-overhead to others.

c.	Financial income (expenses), net:

	Year Ended December 31,
	2025	2024	2023

Changes in fair value of convertible notes (see Note 6)	$(4,936)	$3,483	$(2,019)
Changes in fair value of warrant liability (see Note 7)	160	463	62
Other financing income (expense):
Share based payment (see Note 11(5)	(1,651)	-	-
Amortization of short-term loan discount	(245)	(161)	(173)
Interest on short-term loans	(79)	(10)	-
Bank fees	-	(2)	(3)
Exchange rate differences	71	96	(68)
Other financing expense, net	(1,904)	(77)	(244)

Financial income (expense), net	$(6,680)	$3,869	$(2,201)

NOTE 13:	SEGMENT REPORTING

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